This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 13, 2018 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[              ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APTORUM GROUP LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:

Louis Taubman, Esq. Arila Er Zhou, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 Tel: 917.512.0827 Fax: 212.202.6380	Elizabeth F. Chen, Esq. Stephen M. Goodman, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: 212.421.4100 Fax: 212.326.0806

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Class A Ordinary Shares, par value $1.00 per share(2)	[ ]	$	[ ]	$	[ ]	$	[ ]
Underwriters’ Warrants(3)	[ ]	$	[ ]	$	[ ]	$	[ ]
Class A Ordinary Shares underlying Underwriter’s Warrants(3)	[ ]	$	[ ]	$	[ ]	$	[ ]
Class A Ordinary Shares underlying the Bond(4)	[ ]	$	[ ]	$	[ ]	$	[ ]
Class A Ordinary Shares underlying Placement Agent Warrants(5)	[ ]	$	[ ]	$	[ ]	$	[ ]
Class A Ordinary Shares underlying Series A Notes(6)	[ ]	$	[ ]	$	[ ]	$	[ ]
Class A Ordinary Shares underlying Placement Agent Warrants(7)	[ ]	$	[ ]	$	[ ]	$	[ ]
Total	[ ]	$	[ ]	$	[ ]	$	[ ]

(1)	The registration fee is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Class A Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	The Registrant will issue to Boustead Securities, LLC (“Boustead”), one of the lead underwriters in this Offering, warrants to purchase a number of Class A Ordinary Shares equal to a specified percentage of the Class A Ordinary Shares (the “Underwriter Warrants”) sold in this Offering sourced by the Company, depending on the final amount raised in this Offering. The closing date will be a date mutually acceptable to the Registrant and the Underwriters after the minimum offering has been sold. The exercise price of the Underwriter Warrants is equal to 100% of the offering price of the Class A Ordinary Shares offered hereby. Assuming a maximum placement and an exercise price of $[ ] per share, we would receive, in the aggregate, $[ ] upon exercise of the Underwriter Warrants, of which there can be no guarantee. The Class A Ordinary Shares underlying the Underwriter Warrants are exercisable upon closing of the offering and within a 2.5-year-period, at any time and from time to time, in whole or in part.

(4)

Reflects the resale by a Selling Shareholder included herein of its Class A Ordinary Shares underlying a Bond at a conversion price of $[     ] per share that the Registrant issued to such Selling Shareholder in connection with a Bond Offering it consummated on April 25, 2018.

(5)

Representing the Class A Ordinary Shares underlying placement agent warrants at an exercise price of $[     ] per share that the Registrant issued to Boustead, one of the placement agents in connection with the Bond Offering.

(6)

Reflects the resale by Selling Shareholders included herein of their Class A Ordinary Shares underlying the Series A Notes issued to such Selling Shareholders in a private placement that closed in May 2018.

(7)	Representing the Class A Ordinary Shares underlying placement agent warrants at an exercise price of $[ ] per share issued to Boustead, the placement agent in connection with the private placement of the Series A Notes.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED JULY 13, 2018

PRELIMINARY PROSPECTUS

APTORUM GROUP LIMITED

Minimum Offering: $[        ]

Maximum Offering: $[        ]

This is an initial public offering (the “Offering”) of securities of Aptorum Group Limited (“Aptorum Group”), a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong. We are offering on a best efforts basis, a minimum of $[ ] and a maximum of $[ ] of our Class A Ordinary Shares, par value $1.00 per share (the “Class A Ordinary Shares”). Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We expect the offering price of our Class A Ordinary Shares to be between $[      ] and $[      ] per share. This prospectus also includes the resale of up to [     ] Class A Ordinary Shares (the “Resale Shares”), including: (1) [      ] Class A Ordinary Shares underlying a bond we issued to one investor (See “Prospectus Summary – Recent Financings – The Bond Offering”); (2) [     ] Class A Ordinary Shares underlying the placement agent warrants we issued to a placement agent in connection with the Bond Offering; (3) [     ] Class A Ordinary Shares underlying the Series A convertible note we issued in a private placement, (See “Prospectus Summary – Recent Financings – The Series A Note Offering”); and (4) [     ] Class A Ordinary Shares underlying the placement agent warrants we issued to a placement agent in connection with the Series A Note Offering. The selling shareholders named herein (the “Selling Shareholders”) may sell Resale Shares from time to time in the principal market on which the Resale Shares will be traded at the prevailing market price, at prices related to such prevailing market price, in negotiated transactions or a combination of such methods of sale. We will not receive any proceeds from the sales by the Selling Shareholders.

We plan to apply to list our Class A Ordinary Shares on the NASDAQ Global Market under the symbol “[       ]”.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will be subject to reduced public company reporting requirements.

Investing in our Class A Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our Class A Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Selling Shareholders, before expenses(2)	$	$

(1)	See “Underwriting” for a description of commission payable to the underwriters.
(2)	We will not receive any proceeds from the Selling Shareholders’ sale of Class A Ordinary Shares.

The underwriters are selling our Class A Ordinary Shares in this Offering on a best efforts basis. The underwriters are not required to sell any specific number or dollar amount of Class A Ordinary Shares but will use their best efforts to sell the Class A Ordinary Shares offered. One of the conditions to our obligation to sell any securities through the underwriters is that, upon the closing of the Offering, the Class A Ordinary Shares would qualify or reasonably expect to be qualified for listing on the NASDAQ Global Market.

The underwriters expect to deliver the Class A Ordinary Shares to purchasers in the Offering on or about [       ], 2018.

The Selling Shareholders will offer their Class A Ordinary Shares through their brokerage firms and there is no termination date of the Selling Shareholders’ offering. The Selling Shareholders may sell their Class A Ordinary Shares described in this prospectus in a number of different ways and at varying prices. However, the Selling Shareholders will not be able to sell any of their Class A Ordinary Shares on any trading market until the Company raises the minimum offering amount from the Company’s offering and the Company’s Class A Ordinary Shares are approved for listing on NASDAQ Global Market, as further discussed herein.

The date of this prospectus is July 13, 2018

i

We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside of the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

All references in this prospectus to “$,” “U.S.$,” “U.S. dollars,” “dollars,” “US$,” and “USD” mean United States dollars unless otherwise noted. All references to the “PRC” or “China” in this prospectus refer to the People’s Republic of China. All references to “Hong Kong” or “H.K.” in this prospectus refer to Hong Kong Special Administrative Region of the People’s Republic of China. All references to the “United States,” “U.S.” or “US” refer to the United States of America.

COMMONLY USED DEFINED TERMS

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas” refers to AENEAS CAPITAL LIMITED, a wholly-owned subsidiary of Aeneas Group Limited, which is an indirect wholly-owned subsidiary of Jurchen Investment Corporation through Aeneas Limited. Because Mr. Huen, our CEO, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas as a fellow subsidiary of Aptorum Group.

●	“AGL” refers to Aeneas Group Limited, a wholly-owned subsidiary of Aeneas Limited and we refer AGL as a fellow subsidiary of Aptorum Group.

●	“AL” refers to Aeneas Limited, an entity wholly-owned by Jurchen Investment Corporation and we refer AL as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 95% owned-subsidiary of Aptorum Group.

●	“AML Clinic” refers to a medical clinic operated by AML under the name of Talem Medical.

●	“APD” refers to Aptorum Pharmaceutical Development Limited, a wholly-owned subsidiary of Aptorum Group.

●	“Aptorum Group,” “Company,” “we,” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: (i) the development of surgical robotics and medical devices, which is operated through Signate Life Sciences Limited and (ii) AML Clinic.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in Hong Kong.

●	“Best-in-Class” refers to a non-First-in-Class drug that gives better clinical performance than other drugs of the same class.

●	“Bond” refers to a $15,000,000 convertible bond the Company issued to Peace Range (as hereinafter defined) in the Bond Offering.

●	“Bond Offering” refers to the Company’s private offering of the Bond that closed on April 25, 2018.

●	“Boustead” refers to Boustead Securities, LLC.

●	“CFDA” refers to China Food and Drug Administration.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“China Renaissance” refers to China Renaissance Securities (HK) Limited.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $1.00 per share.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization and the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“First-in-Class” refers to a drug that uses a new and unique mechanism of action for treating a medical condition or has mechanism of action that is different from those of existing therapies.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by our CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Member States” refers to member states of the EPO.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Offering” refers to the initial public offering of Aptorum Group.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Restructure” refers to the Company's change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center operated by APD.

●	“SEC” refers to the U.S. Securities and Exchange Commission.

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Selling Shareholders” refers to our pre-existing shareholders who are selling their Class A Ordinary Shares pursuant to the F-1.

●	“Series A Notes” refers to Series A convertible notes, at a purchase price of $10,000 per note, sold in the Series A Note Offering.

●	“Series A Note Investors” refers to the investors who purchased Series A Notes.

●	“Series A Note Offering” refers to the private offering of Series A Notes, pursuant to Regulation S or Regulation D, as promulgated under the Securities Act that closed on May 15, 2018.

●	“Signate” refers to Signate Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“UK” refers to the United Kingdom.

●	“Underwriter Warrants” refers to warrants issued to the underwriters of the IPO.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“$,” “U.S. $,” “U.S. dollars,” “dollars,” “US$” and “USD” refer to the United States dollars.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A Ordinary Shares, you should carefully read the entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “Aptorum,” “we,” the “Company,” the “group” and similar designations refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability, and its consolidated subsidiaries on or after March 1, 2017; prior to March 1, 2017, these designations refer to Aptorum Group Limited as a single entity. See Note 1 to our consolidated financial statements as of the ten months ended December 31, 2017 included elsewhere in this prospectus.

Overview

We are a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad pipeline of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for, our technologies, some of which have received international awards or are being developed based on award-winning concepts and each of which we believe, if successfully developed, could become First-in-Class/Best-in-Class innovations. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on surgical robotics. (See “Our Business – Lead Projects and Other Significant Projects – Lead Projects” and “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects”) Also, we opened a medical clinic, AML Clinic, in June 2018. Its initial focus is on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

Although none of our drug or device candidates has yet been approved for testing in humans, our goal is to develop a broad pipeline of early stage novel therapeutics and diagnostics across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, see “Our Business – Our Strategy”)

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our pipeline with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Strategically developing opportunities in Hong Kong to promote access to the PRC market; and

●	Obtaining and leveraging government grants to fund project development.

Based on our evaluation of the preclinical test results of each of our drug and device candidates, we have determined to devote a significant percentage of our resources, including a substantial portion of the proceeds of this offering, to three therapeutic projects (“Lead Projects”). The drug candidates being advanced by the Lead Projects are NLS-1, ALS-1 and ALS-4, described in further detail below. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit by 2020 or 2021 an Investigational New Drug Application (“IND”) for at least one of these candidates to the U.S. Food and Drug Administration (“FDA”) or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the China Food and Drug Administration (“CFDA”) and/or the European Medicines Agency (“EMA”). Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, none of which have yet been completed.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic, to provide some interim revenue and medical robots that may be brought to market and generate revenue more quickly. In addition, we may develop formulations of our therapeutic molecules which may qualify as nutraceuticals or some other product category which may be subject to less regulation and which therefore may also offer a faster path to revenue generation.

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment (“therapeutics”) and diagnosis (“diagnostics”) of human disease conditions in neurology, infectious diseases, gastroenterology, oncology and other disease areas. In addition, we are seeking to identify additional prospects which may qualify for potential orphan drug designation (e.g., rare types of cancer) or which address other current unmet medical needs. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies (who we sometimes refer to herein as project companies), whose principal places of business are also in Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses two businesses: (i) the development of surgical robotics and medical devices and (ii) AML Clinic. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central Hong Kong as the home to our medical clinic (“AML Clinic”). AML Clinic has commenced operations under the name of Talem Medical in June 2018. (See “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects – Aptorum Medical Limited - AML Clinic”)

The Company has already obtained opportunities resulting in our existing licensing agreements from various contractual relationships that we have entered into, including service/consulting agreements with some of the world’s leading specialists and clinicians in our areas of interest, with academic institutions and organizations, and with contract research organizations (“CROs”). We anticipate that these relationships will generate additional licensing opportunities in the future. In addition, we have established and are continuing to expand our in-house research facilities (collectively, the “R&D Center”) to develop some of our drug and device candidates internally and to collaborate with third-party researchers.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

Aptorum’s Lead Projects

The following table summarizes our pipeline of Lead Projects:

ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus A

ALS-1 is a novel small drug molecule which targets viral nucleoprotein (“NP”). It is our hypothesis that influenza A NP is an essential protein for the proliferation of the influenza virus. ALS-1 targets NP and triggers the aggregation of NP and this prevents the aggregated NP from entering the nucleus. Our preclinical studies of ALS-1 indicate that it inhibits the replication of influenza virus in vitro with a nanomolar EC50 and protects mice challenged with lethal doses of avian influenza A H5N1. Meanwhile, ALS-1 is designed to target a broad range of NP variants and may have the potential to overcome drug resistance. Professor Richard Kao (Inventor of ALS-1, Founder and Principal Investigator of Acticule) was the first to identify NP as an effective drug target (Nature Biotechnology. 28:600-605). Since there is no NP inhibitor on the market yet, we believe that ALS-1 has the potential to be a First-in-Class drug for treating viral infections caused by Influenza virus A.

H1N1 (A/WSN/33) with nucleozin
H3N2 (clinical isolate) with nucleozin
H5N1 (A/Vietnam/1194/04) with nucleozin
H1N1 (A/WSN/33) with oseltamivir
PFU relative to controls in the absence of compounds (%)
Concentration of compounds (μM)
0
20
40
60
80
100
120
0.01
0.1
1
10
100

According to data from our preclinical studies, as reflected in the foregoing tables, ALS-1 outperforms oseltamivir (sold under the brand name Tamiflu) in cell-based assays and stops virus replication during the early to late stages of viral infection.

The target site on NP where ALS-1 is acting has been identified and mechanisms established. Animal model efficacy has been demonstrated, while chemical structures are being optimized.

ALS-4: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (“MRSA”)

ALS-4 is a small drug molecule which appears to target the products produced by bacterial genes that facilitate the successful colonization and survival of the bacterium in the body or that cause damage to the body’s systems. These products of bacterial genes are referred to as “virulence expression”. Targeting bacterial virulence is an alternative approach to antimicrobial therapy that offers promising opportunities to overcome the emergence and increasing prevalence of antibiotic-resistant bacteria. The research on ALS-4, as well as for separate drug candidates ALS-2 and ALS-3, has evolved from innovations that were initially developed by Professor Richard Kao, the founder and principal investigator of Acticule, and his research team, whose findings won the first prize Innovation Academy Award at the 4th International Conference on Prevention & Infection Control in Geneva, Switzerland in 2017.

ALS-4 is directed to a novel drug target, an enzyme essential for Staphylococcus aureus (including MRSA) survival in vivo. We believe that the product of this enzyme promotes Staphylococcus aureus (including MRSA) survival by shielding the bacteria from the attack by the immune system. ALS-4 may have particular value if it can be shown to be an effective therapy in situations where a Staphylococcus aureus infection is resistant to available antibiotics (i.e., where the pathogen is MRSA).

Our test data (as reflected above) indicates that, by blocking the activity of this enzyme, ALS-4 enhances the clearance of MRSA by the immune system. As reflected in the foregoing illustration and table, ALS-4 appears to stop staphyloxanthin (golden-colored pigment) production in MRSA without killing the bacteria but prevents MRSA from escaping from the human immune system.

The target has been identified and mechanism of action has been established. Proof-of-concept in vitro and in vivo studies have been demonstrated and the compound structure is being optimized. A U.S. provisional patent application has been filed for the underlying technology and exclusively licensed to the Company.

NLS-1: Prodrug of Epigallocatechin-3-Gallate (“Pro-EGCG”) for the treatment of Endometriosis

NLS-1 is a drug molecule derived from natural products (green tea) which appears to be effective for the treatment of endometriosis, a disease in which the tissue that normally lines the uterus (endometrium) grows outside the uterus. It can grow on the ovaries, fallopian tubes, bowels, or bladder. Rarely, it grows in other parts of the body. Epigallocatechin-3-gallate (EGCG), a naturally occurring molecule extracted from green tea, appears to be efficacious for the treatment of endometriosis in preclinical animal models (Hum Reprod. 2014 29(8):1677; Hum Reprod. 2013 28(1):178; Fertil Steril. 2011 96(4):1021). However, the attractiveness of EGCG as a drug candidate has been diminished by its chemical and metabolic instability (Hum Reprod. 2014 29(8):1677; Angiogenesis. 2013 16(1):59). The Company’s drug candidate, NLS-1 or Pro-EGCG, is supposed to overcome these challenges. NLS-1 is an EGCG derivative synthesized by acetylation of the reactive hydroxyl groups, which appears to prevent generation of reactive phenoxide anions and radicals for dimerization and metabolism, thereby overcoming the chemical and metabolic instability of EGCG. Essentially, NLS-1 is a prodrug of EGCG (“Pro-EGCG”), a biologically inactive compound that can be metabolized in the body to produce EGCG.

In an animal study as reflected in foregoing chart, oral administration of Pro-EGCG exhibits superior efficacy over other conventional therapeutic agents, such as GnRH analog and other synthetic anti-angiogenesis agents, for the treatment of endometriosis.

Our Structure

The following diagram illustrates our corporate structure as of the date of this prospectus. For more details regarding our corporate history and current structure, please refer to “Corporate History and Background” appearing on page 73 of this prospectus.

Prior to the completion of this Offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules. We have no current intention to rely on the controlled company exemption.

Risks Associated with Our Business

Investing in our Class A Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 11 of this prospectus before making a decision to purchase Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

Recent Financings

The Series A Note Offering

On May 15, 2018, we closed a private financing with certain investors (the “Series A Note Investors”) who purchased an aggregate of approximately $1,600,400 Series A convertible notes, at a purchase price of $10,000 per note (the “Series A Notes”), pursuant to a note purchase agreement. Some of the Series A Note Investors are either affiliates of the Company or “related persons,” as such term is defined in Item 404 of Regulation S-K (See “Transactions with Related Persons” and “Selling Shareholders”). We refer to this private placement transaction as the “Series A Note Offering.” The Series A Note Investors entered into a lock-up agreement, pursuant to which they agreed not to sell or otherwise transfer or dispose the Series A Notes or the Class A Ordinary Shares underlying the Series A Notes during the six-month period commencing on the date our Class A Ordinary Shares commence trading on NASDAQ Global Market. The Series A Notes will automatically convert into Class A Ordinary Shares at the closing of the Offering and at the commencement of trading our Class A Ordinary Shares on NASDAQ Global Market at a conversion price equal to a 56% discount to the actual price per Class A Ordinary Share (“Conversion Price”) in this Offering. As a result, the investors in this Offering will experience immediate dilution when the Series A Notes are automatically converted. (See “Risk Factors – You will experience immediate and substantial dilution as a result of this Offering and may experience additional dilution in the future”)

One of the underwriters in this Offering, Boustead, also served as a placement agent for the Series A Note Offering and received: (i) a cash success fee of $68,516 and (ii) warrants to purchase a number of Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares issuable upon conversion of the Series A Notes, at an exercise price per share equal to the Conversion Price, subject to adjustment (the “Series A Note PA Warrants”). The Series A Note PA Warrants are also exercisable on a cashless basis, at the holder’s discretion. Boustead also participated in the Series A Note Offering as an investor with a purchase of Series A Notes in the amount of $150,000.

The issuance and sale of Series A Notes, Series A Note PA Warrants, and the underlying Class A Ordinary Shares to the Series A Note Investors and the placement agent in the Series A Note Offering were made in reliance on an exemption from registration contained in either Regulation D or Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The securities sold in the Series A Note Offering are not registered by the registration statement of which this prospectus is a part and have not been registered under the Securities Act, and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Securities Act. However, the Series A Note Investors have piggyback registration rights with respect to the Class A Ordinary Shares underlying the Series A Notes that entitle the Series A Note Investors to request their securities be included in a future Securities Act registration statement, after this Offering, subject to certain exceptions and conditions. However, we decided to include the Class A Ordinary Shares underlying the Series A Notes and the Series A Note PA Warrants in this registration statement.

The Bond Offering

On April 6, 2018, we entered into a subscription agreement (the “Bond Subscription Agreement”) with Peace Range Limited (“Peace Range”), a company incorporated under the laws of the British Virgin Islands and wholly-owned special purpose vehicle of Adamas Ping An Opportunities Fund L.P. Adamas Ping An Opportunities Fund L.P. is the third fund from Adamas Asset Management (HK) Limited (“Adamas”) and the first fund from the joint venture between Adamas and Yun Sheng Capital Company Limited, a subsidiary of Ping An Insurance (Group) Company of China, Limited and is advised by Ping An Capital Company Limited. Pursuant to the Bond Subscription Agreement, we issued Peace Range a $15,000,000 convertible bond (the “Bond” and the “Bond Offering”), minus a structuring fee equal to 2% of the principal amount of the Bond, on April 25, 2018. We also agreed to pay certain expenses, up to an aggregate limit of $250,000, incurred by Peace Range in connection with the Bond Offering. The closing of the transaction contemplated by the Bond Subscription Agreement and the issuance of the Bond are subject to standard closing conditions, which may be satisfied or waived by the impacted party. The Bond earns interest at the rate of 8% per annum, payable semi-annually. The payment of the Bond is guaranteed by our holding company, Jurchen Investment Corporation (“Jurchen”), a company wholly-owned by our CEO, Ian Huen (See “Transactions with Related Persons – Share Transfer: Change in direct substantial shareholders of the Company”), pursuant to a deed of guarantee (the “Guarantee”). In addition, the repayment of the principal of the Bond and interest payables is secured by a fund we set aside in a debt service reserve account, with the funds in the debt service reserve account to be released in an amount pro rata to the principal amount of the Bond being converted. The Bond shall mature on the twelfth calendar month following the issuance date, or with prior written consent of the holders of the Bond, the business day falling six calendar months thereafter. 10% of the principal amount of the Bond shall be automatically converted into our Class A Ordinary Shares upon the closing of this Offering and the rest of the Bond is convertible at the option of the holder commencing on the closing of this Offering until the earlier of the date falling 12 calendar months after the maturity of the Bond and the date falling 12 calendar months after the closing of this Offering. We closed the Bond Offering on April 25, 2018 and issued a Bond to Peace Range pursuant to the Bond Subscription Agreement.

The Bond Subscription Agreement, including the terms and conditions of the Bond, is attached as Exhibit 10.18 to this prospectus. The parties to the Bond Subscription Agreement also entered into a Share Charge and Account Charge to perfect the security interest created under the Bond Subscription Agreement; such agreements are attached as Exhibit 10.19 and 10.18, respectively to this prospectus. (See “Description of Share Capital – Convertible Bond”)

One of the underwriters in this Offering, Boustead, also served as a placement agent for the Bond Offering and received (i) a cash success fee of $600,000 and (ii) warrants to purchase a number of Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares issuable upon conversion of the Bond, at an exercise price equal to a 23% discount to this Offering price, subject to adjustment (the “Bond PA Warrants”). The Bond PA Warrants are exercisable on a cashless basis. China Renaissance Securities (HK) Limited (“China Renaissance”) also served as a placement agent for the Bond Offering; for such services, China Renaissance received a cash success fee of $150,000.

As a result, the investors in this Offering will experience immediate dilution when the Bond is automatically converted. (See “Risk Factors – You will experience immediate and substantial dilution as a result of this Offering and may experience additional dilution in the future”)

Our Securities

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares prior to the completion of this Offering. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to ten votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. (See “Description of Share Capital”)

Unless the context requires otherwise, all references to the number of Class A Ordinary Shares to be outstanding after this Offering are based on 5,426,381 Class A Ordinary Shares outstanding as of the date of this prospectus, and excludes (a) the issuance of [       ] Class A Ordinary Shares upon the automatic conversion of Series A Notes issued in the Series A Note Offering, (b) up to [      ] Class A Ordinary Shares reserved for issuance upon exercise of the Series A Note PA Warrants, (c) the issuance of [      ] Class A Ordinary Shares upon the automatic conversion of the Bond issued in the Bond Offering, (d) up to [      ] Class A Ordinary Shares reserved for issuance upon optional conversion of Bond issued in the Bond Offering if the holder chooses to convert, (e) up to [      ] Class A Ordinary Shares reserved for issuance upon exercise of the Bond PA Warrants, and (f) [      ] Class A Ordinary Shares reserved for issuance under our 2017 Share Option Plan (the “Option Plan”), which was adopted on October 13, 2017.

Unless otherwise indicated, all information in this prospectus assumes a price to the public in this Offering of $[       ] per share, the midpoint of the price range set forth on the cover page of this prospectus.

Corporate Information

Our principal executive office is located on the 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Our telephone number is +852 2117 6611.

Our website is www.aptorumgroup.com. The information on our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

●	the ability to include only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for this Offering of which this prospectus forms a part; and

●	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our Company of more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of this Offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are choosing to elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer”. In our capacity as a foreign private issuer, we are exempted from certain rules under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A Ordinary Shares. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (“SEC”), as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time when more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus is based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of pharmaceutical industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Accordingly, actual events or circumstances may differ materially from events and circumstances that are assumed in this information and you are cautioned not to give undue weight to such data.

Offering Summary

Issuer:	Aptorum Group Limited

Securities being Offered by us	[ ] Class A Ordinary Shares

Securities being Offered by Selling Shareholders

Up to ___________ Class A Ordinary Shares. The Selling Shareholders named herein may sell Resale Shares from time to time in the principal market on which the Resale Shares will be traded at the prevailing market price, at prices related to such prevailing market price, in negotiated transactions or a combination of such methods of sale. We will not receive any proceeds from the sales by the Selling Shareholders.

Resale Shares include: (1) [      ] Class A Ordinary Shares underlying the Bond; (2) [      ] Class A Ordinary Shares underlying the Bond PA Warrants; (3) [      ] Class A Ordinary Shares underlying the Series A Notes; and (4) [      ] Class A Ordinary Shares underlying the Series A Note PA Warrants.

Price per Share	[ ]

Class A Ordinary Shares Outstanding before the Offering	5,426,381

Class A Ordinary Shares Outstanding following the consummation of the Offering	[ ]

Amount of the Offering	up to $[ ]

Symbol	We plan to apply to list our Class A Ordinary Shares on the NASDAQ Global Market under the symbol “[ ]”

Transfer Agent	Continental Stock Transfer & Trust Company

Use of Proceeds

We estimate that we will receive net proceeds from this Offering of up to $[      ] million, based on an assumed price to the public in this Offering of $[      ], the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We currently intend to use the net proceeds we receive from this Offering for general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	Investing in our Class A Ordinary Shares involves a high degree of risk and purchasers of our Class A Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares beginning on Page 11.

Lock-Up

The Series A Note Investors and the Bond holder agreed to a lock-up period of six (6) months and ninety (90) calendar days, respectively from the date our Class A Ordinary Shares commence trading on NASDAQ Global Market. In addition, our directors, executive officers, and substantially all of our existing shareholders are expected to enter into a lock-up agreement with the Underwriters not to sell, transfer or dispose of any Class A Ordinary Shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale,” “Underwriting” and “Lock-Up Agreements”.

Dividend Policy	We have no present plan to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Data

The following summary statements of operations (predecessor basis) for the year ended December 31, 2016 and for the period January 1, 2017 through February 28, 2017, as well as the related consolidated statements of operations and comprehensive loss (successor basis) for the period March 1, 2017 through December 31, 2017, have been derived from our audited financial statements included elsewhere in this prospectus.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary statements of operations (predecessor basis) for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017.

Selected Statements of Operations (Predecessor Basis)

(In U.S. Dollars)

	Year Ended December 31, 2016	January 1, 2017 through February 28, 2017
Investment income:
Dividend income from unaffiliated issuers	$57,642	$-
Interest income	28,800	3,011
Total investment income	86,442	3,011
Expenses
General and administrative fees	79,750	17,516
Management fees	641,807	108,958
Legal and professional fees	106,031	98,646
Other operating expenses	50,646	1,907
Total expenses	878,234	227,027
Net investment loss	$(791,792)	$(224,016)

Realized and unrealized losses
Net realized losses on investments in unaffiliated issuers	$(840,485)	$(15,327)
Net change in unrealized depreciation on investments	(502,238)	(386,741)
Net realized and unrealized losses	(1,342,723)	(402,068)

Net decrease in net assets resulting from operations	$(2,134,515)	$(626,084)

The following table presents our summary consolidated statement of operations and comprehensive loss (successor basis) for the period March 1, 2017 through December 31, 2017.

Selected Consolidated Statement of Operations and Comprehensive Loss (Successor Basis)

(In U.S. Dollars, except number of shares)

Expenses:
Research and development expenses	$2,501,420
General and administrative fees	1,480,093
Legal and professional fees	1,395,490
Amortization and depreciation	58,903
Other operating expenses	257,177
Total expenses	5,693,083
Other income:
Gain on investments in marketable securities, net	3,912,500
Loss on investments in derivatives, net	(827,501)
Interest income	44,269
Dividend income	2,308
Total other income, net	3,131,576

Net loss	(2,561,507)
Less: net loss attributable to non-controlling interests	(14,045)

Net loss attributable to Aptorum Group Limited	$(2,547,462)

Net loss per share – basic and diluted*	$(0.09)
Weighted-average shares outstanding – basic and diluted	26,963,435

Net loss	$(2,561,507)

Other comprehensive loss
Unrealized loss on investments in available-for-sale securities	(367,782)
Other comprehensive loss	(367,782)

Comprehensive loss	(2,929,289)
Less: comprehensive loss attributable to non-controlling interests	(14,045)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(2,915,244)

*	The shares and per share data are presented at a weighted average basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet (successor basis) as of December 31, 2017.

As of December 31, 2017

Cash and restricted cash	$16,725,807
Total current assets	20,283,399
Total assets	31,559,982
Total liabilities	1,330,734
Total equity attributable to the shareholders of Aptorum Group Limited	30,243,293
Non-controlling interests	(14,045)
Total equity	30,229,248
Total liabilities and equity	$31,559,982

RISK FACTORS

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements, consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our Class A Ordinary Shares could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We are a Hong Kong based pharmaceutical company, currently in the preclinical stage with a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

As of March 1, 2017, Aptorum Group Limited was restructured into its current form as an operating company (the “Restructure”). Prior to that, Aptorum Group Limited was formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, which was set up on September 13, 2010, and invested primarily in U.S.-based life sciences companies on a portfolio investment basis.

We have not yet demonstrated the ability to initiate or successfully complete large-scale and pivotal clinical trials, obtain regulatory approvals, manufacture drugs at commercial scales, or arrange for others to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We have not yet obtained regulatory approval for, or demonstrated an ability to commercialize any of our drug candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, any forecasts or assumptions regarding our future success or viability may not be as accurate as they could be if we had a longer operating history.

For example, one of our major focuses is the discovery and development of innovative imaging agents for diagnosing early stage Alzheimer’s disease and related neurodegenerative diseases. Our limited operating history, particularly in light of the rapidly evolving Alzheimer’s research and treatment field, may make it difficult to evaluate our current business and prospects for future performance. Our short history subjects any assessment of our future performance to significant uncertainty. We will encounter risks and difficulties that are frequently experienced by early stage companies in rapidly evolving fields, as we seek to transition into a company which is capable of supporting commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications and delays due to our limited experience. If we do not address these risks and difficulties successfully, our business will be adversely affected.

We currently do not generate revenue from product sales and may never become profitable; unless we can raise more capital through additional financings, of which there can be no guarantee, our principal source of revenue will be from AML Clinic, which may not be substantial.

Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, the drug candidates in our Lead Projects and any future drug candidates we may develop, as we do not currently have any drugs that are available for commercial sale. We expect to continue to incur losses before commercialization of our drug candidates and any future drug candidates. None of our drug candidates has been approved for marketing in the U.S., Europe, the PRC or any other jurisdictions and may never receive such approval. Our ability to generate revenue and achieve profitability is dependent on our ability to complete the development of our drug candidates and any future drug candidates we develop in the pipeline, obtain necessary regulatory approvals, and have our drugs products in the pipeline manufactured and successfully marketed, of which there can be no guarantee. Although AML Clinic commenced operations in June 2018 and we expect to receive some revenue from such operations, even at full capacity, AML Clinic may not bring enough revenue to support our operation and R&D. Thus, we may not be able to generate a profit until our drug candidates become profitable.

Even if we receive regulatory approval and marketing authorization for one or more of our drug candidates or one or more of any future drug candidates for commercial sale, a potential product may not generate revenue at all unless we are successful in:

●

developing a sustainable and scalable manufacturing process for our drug candidates and any approved products, including establishing and maintaining commercially viable supply relationships with third parties;

●	launching and commercializing drug candidates following regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our drug candidates as viable treatment options;

●	addressing any competing technological and market developments;

●

negotiating and maintaining favorable terms in any collaboration, licensing or other arrangement into which we may enter to commercialize drug candidates for which we have obtained required approvals and marketing authorizations; and

●	maintaining, protecting and expanding our portfolio of IP rights, including patents, trade secrets and know-how.

In addition, our ability to achieve and maintain profitability depends on timing and the amount of expenses we will incur. Our expenses could increase materially if we are required by the FDA, CFDA, EMA or other comparable regulatory authorities to perform studies in addition to those that we currently have anticipated. Even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of these products.

Our ability to become and remain profitable depends on our ability to generate revenue. Even if we are able to generate revenues from AML Clinic or the sale or sublicense of any products we may develop or license, we may not become profitable on a sustainable basis or at all. Our failure to become and remain profitable would decrease the value of our Company and adversely affect the market price of our Class A Ordinary Shares, which could impair our ability to raise capital, expand our business or continue our operations, and may cause you to lose all or part of your investment.

AML Clinic’s operations may be our principal source of revenue for the foreseeable future and most likely, without additional financing, such revenue will not be sufficient for us to carry out all of our plans.

As stated above, we have not generated any revenue and do not foresee generating any revenue from our drug candidates in the near future. As stated elsewhere in this prospectus, effective as of March 2018, we leased the property in Central Hong Kong that is the home to AML Clinic, which commenced operations in June 2018.

Until our therapeutic candidates produce revenue, our principal source of revenue shall be from AML Clinic, but we cannot guarantee that it will provide the expected revenue, and even if expected revenue is realized, it will not be sufficient by itself to fund our other operations. Based on the above, we will need to seek additional financing to carry out our business and meet our goals.

We expect to incur net losses in each period for the foreseeable future primarily due to ongoing research and development costs.

Product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug or device candidate will fail to gain regulatory approval and/or achieve commercial viability and acceptance by patients, doctors and payors.

We have devoted most of our financial resources to research and development, including licensing fees, sponsored research expenses and our preclinical studies and CMC costs. We have not obtained marketing approvals or generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. For the ten months ended December 31, 2017, we reported a consolidated net loss of $2.56 million. For the two-months ended February 28, 2017, we reported a net loss of $0.63 million based on entity level. For the twelve months ended December 31, 2016, we reported a net loss of $2.13 million. Substantially all of our operating expenses in 2017 and 2016 were related to ongoing administrative costs and research and development costs. In relation to fiscal 2018 and onwards, we expect Aptorum Group to continue to incur net operating losses from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur losses in the foreseeable future, and we expect these losses to increase as we continue the development of and request for regulatory approvals for our drug and device candidates (in particular, for our drug candidates), and begin to commercialize the approved drugs, if any. Typically, it takes almost ten years to develop a new drug from “discovery to commercialization.” We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our expenses and adversely affect our ability to generate revenue. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, our ability to generate revenues and the timing and amount of milestones and other required payments in connection with our potential future arrangements with others. If any of our drug or device candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We expect our R&D expenses to continue to be significant in connection with our continued investment in our ongoing and preclinical development and studies for our current drug and device candidates and any future drug candidates we may develop. Furthermore, if we obtain regulatory approval for our drug and device candidates, we expect to incur increased sales and marketing expenses. In addition, once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. Such losses have had and will continue to have a material adverse effect on our shareholders’ equity, financial position, cash flows and working capital.

We need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future drug candidates.

According to a 2014 Pew Trust article (http://www.pewtrusts.org/en/research-and-analysis/articles/2014/03/12/from-lab-bench-to-bedside-a-backgrounder-on-drug-development), "Moving a potential therapy from concept to market can take between 10 and 15 years and cost developers as much as $1 billion." Furthermore, a 2018 news release from the FDA (https://www.fdanews.com/articles/185475-new-big-data-study-from-mit-puts-clinical-trial-success-rate-at-14-percent) reported an MIT study concluding that, in the United States, one-in-seven (approximately 14 percent) of all drugs that enter clinical trials after approval of an IND filing eventually win marketing approval from the FDA.

We have financed our operations with a combination of existing equity from shareholders, equity and debt offerings, as well as public grants. Until December 31, 2017, we raised approximately $8.6 million in equity financing, bringing the total equity invested in the Group to $30.2 million as of December 31, 2017. As of the date hereof, we have not received any upfront payment or milestone payment from third parties who may sublicense our drug candidates. Our drug candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any revenue from product sales or licensing.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $5.78 million, $0.27 million and $2.81 million for the ten months ended December 31, 2017, the two months ended February 28, 2017 and the year ended December 31, 2016, respectively. We expect to continue to spend substantial amounts on discovering new drug candidates, licensing assets, advancing the development of our drug candidates, completion of clinical supply manufacturing and manufacturing activities at commercial scales, and launching and commercializing any drug candidates for which we receive regulatory approval, including building our own commercial organizations to address certain markets. We need to obtain additional financing to fund our future operations, including completing the development and commercialization of the drug candidates in our Lead Projects: NLS-1, ALS-1 and ALS-4. We need to obtain additional financing to conduct additional preclinical studies and clinical trials for the approval of our drug candidates, and completing the development of any additional drug candidates we discover and/or license. Moreover, our fixed expenses such as rents, interest expenses and other contractual commitments are substantial and are expected to increase in the future.

Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, timing, scope and costs of our future preclinical development and clinical trials, including the ability to timely enroll patients in clinical trials;

●	the outcome, timing and cost of regulatory approvals by the FDA, CFDA, EMA and comparable regulatory authorities, including any additional studies we may be required to perform;

●	the cost of commercialization of our drug candidates;

●	the cost and timing of completion of clinical supply and our outsourced manufacturing activities at commercial scales;

●	our ability to successfully incubate and commercialize our drug candidates;

●	the amount of profit we earn from drug candidates that we succeed in commercializing, if any, including the sales prices for such potential products and the availability of adequate third-party reimbursement;

●	the amount and timing of the milestone and royalty payments we may receive from collaborators under licensing or sublicensing arrangements we may enter into in the future, if any;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other IP rights, including those which we have licensed from other parties;

●	the expenses associated with any potential future collaborations, licensing or other arrangements that we may establish;

●	cash requirements of any future acquisitions and the development of other drug candidates;

●	the costs of operating as a public company;

●	the time and cost necessary to respond to technological and market developments; and

●	the number and characteristics of drug candidates that we may develop and expenses associated with such developments.

We may finance our future cash needs through public or private equity offerings and debt financings, as well as asset licenses or sales or business combination or other restructuring transactions that generate cash for operations.

Although we believe that the net proceeds from this Offering, together with cash on hand and the proceeds of our recent Note and Bond offerings, will be sufficient for us to continue to operate for the next 12 months, we may utilize our capital resources sooner than we expect. However, such capital will not be sufficient to enable us to complete the preclinical development or commercial launch of our current drug candidates. In addition, development of other drug candidates will require substantial additional funds. Accordingly, we will require further funding which may not be available to us on reasonable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or completely abandon our research and development programs or future commercialization efforts. Our inability to obtain additional funding when we needed could seriously harm our business.

We may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our licensing, research and development programs on specific drug candidates that we identify as more likely in the current environment to achieve success. As a result, we may be forced to forego or delay pursuit of opportunities with other drug candidates or for other indications or services that may later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, if we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

Risks Related to the Preclinical and Clinical Development of Our Drug Candidates

We depend substantially on the success of the drug candidates being researched as our current Lead Projects, which are in the preclinical stage of development. The preclinical development, IND-enabling, and clinical trials of our drug candidates may not be successful. If we are unable to license or sublicense, sell or otherwise commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever achieved, will depend on the successful development, regulatory approval and licensing or sublicensing or other commercialization of our drug candidates or any other drug candidates we may develop. We have invested a significant amount of financial resources in the development of our drug candidates and we expect to invest in other drug candidates. The success of our drug candidates and any other potential drug candidates will depend on many factors, including but not limited to:

●	successful enrollment in, and completion of, studies in animals and clinical trials;

●	other parties’ ability in conducting our clinical trials safely, efficiently and according to the agreed protocol;

●	receipt of regulatory approvals from the FDA, CFDA, EMA and other comparable regulatory authorities for our drug candidates;

●	our ability to establish commercial manufacturing capabilities by making arrangements with third-party manufacturers;

●	reliance on other parties to conduct our clinical trials swiftly and effectively;

●	launch of commercial sales of our drug candidates, if and when approved;

●	obtaining and maintaining patents, trade secrets and other IP protection and regulatory exclusivity, as well as protecting our rights in our own IP;

●	ensuring that we do not infringe, misappropriate or otherwise violate patents, trade secrets or other IP rights of other parties;

●	obtaining acceptance of our drug candidates by doctors and patients;

●	obtaining reimbursement from third-party payors for our drug candidates, if and when approved;

●	our ability to compete with other drug candidates and drugs; and

●	maintenance of an acceptable safety profile for our drug candidates following regulatory approval, if and when received.

We may not achieve regulatory approval and commercialization in a timely manner or at all. Significant delays in obtaining approval for and/or to successfully commercialize our drug candidates would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations.

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect our business.

Although we intend to explore other therapeutic opportunities in addition to the drug candidates that we are currently developing, we may fail to identify other drug candidates for a number of reasons. For example, our research methodology may be unsuccessful in identifying potential drug candidates or those we identify may be shown to have harmful side effects or other undesirable characteristics that make them unmarketable or unlikely to receive regulatory approval.

Research programs to pursue the development of our drug candidates for additional indications and to identify new drug candidates and disease targets require substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs may initially show promise in identifying potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including but not limited to:

●	the research methodology used may not be successful in identifying potential indications and/or drug candidates;

●	potential drug candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

●	it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we have chosen to focus at present on our three Lead Projects, which may ultimately prove to be unsuccessful. As a result of this focus, we may forego or delay pursuit of opportunities with other drug candidates, or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Even if we determine to pursue alternative therapeutic or diagnostic drug candidates, these other drug candidates or other potential programs may ultimately prove to be unsuccessful. In short, our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to develop suitable potential drug candidates through internal research programs. This could materially adversely affect our future growth and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

While we have not commenced any clinical trials and do not expect to start our first clinical trials until at least 2020 or 2021, assuming we obtain approval to do so from at least one regulatory authority, of which there can be no assurance, timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	patient eligibility criteria defined in the clinical protocol;

●	the size of study population required for statistical analysis of the trial’s primary endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial and changes to the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics exist and will reduce the number and types of patients available to us;

●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients enrolled in clinical trials may not complete a clinical trial; and

●	the availability of approved therapies that are similar to our drug candidates.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

Clinical drug development involves a lengthy and expensive process and could fail at any stage of the process. We have limited experience in conducting clinical trials and results of earlier studies and trials may not be reproduced in future clinical trials.

For our drug candidates, clinical testing is expensive and can take many years to complete, while failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our drug candidates may not predict the results of later-stage clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a drug candidate, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. Furthermore, if the trials we conduct fail to meet their primary statistical and clinical endpoints, they will not support the approval from the FDA, CFDA, EMA or other comparable regulatory authorities for our drug candidates. If this occurs, we would need to replace the failed study with new trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect our business, financial condition, cash flows and results of operations. (See “We are subject to risks related to the carrying out and outcome of clinical trials of medical devices”)

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, CFDA, EMA or other comparable regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Before applying for and obtaining regulatory approval for the sale of any of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and may fail. A failure of one or more of our clinical trials can occur at any stage of testing and successful interim results of a clinical trial do not necessarily predict successful final results.

We and our CROs are required to comply with current Good Clinical Practices (“cGCP”) requirements, which are regulations and guidelines enforced by the FDA, CFDA, EMA and other comparable regulatory authorities for all drugs in clinical development. Regulatory authorities enforce these cGCP through periodic inspections of trial sponsors, principal investigators and trial sites. Compliance with cGCP can be costly and if we or any of our CROs fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, CFDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including but not limited to:

●	regulators, institutional review boards (“IRBs”) or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

●	our contractors and investigators may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a lack of clinical response or a determination that participants are being exposed to unacceptable health risks;

●	regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements;

●	the cost of clinical trials of our drug candidates may be greater than we anticipate;

●	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and

●	our drug candidates may cause adverse events, have undesirable side effects or other unexpected characteristics, causing us, our investigators, or regulators to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

●	be delayed in obtaining regulatory approval for our drug candidates;

●	not obtain regulatory approval at all;

●	obtain approval for indications that are not as broad as intended;

●	have a drug removed from the market after obtaining regulatory approval;

●	be subject to additional post-marketing testing requirements;

●	be subject to restrictions on how a drug is distributed or used; or

●	be unable to obtain reimbursement for use of a drug.

Delays in testing or approvals may result in increases in our drug development costs. We do not know whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Clinical trials may produce negative or inconclusive results. Moreover, these trials may be delayed or proceed less quickly than intended. Delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues and we may not have sufficient funding to complete the testing and approval process. Any of these events may significantly harm our business, financial condition and prospects, lead to the denial of regulatory approval of our drug candidates or allow our competitors to bring drugs to market before we do, impairing our ability to commercialize our drugs if and when approved.

Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do, impair our ability to commercialize our drug candidates and may harm our business and results of operations.

We may in the future conduct clinical trials for our drug candidates in sites outside the U.S. and the FDA may not accept data from trials conducted in such locations.

We may in the future conduct certain of our clinical trials outside the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S. for our New Drug Application (“NDA”), acceptance of this data is subject to certain conditions imposed by the FDA. There can be no assurance the FDA will accept data from any of the clinical trials we conduct outside the U.S. If the FDA does not accept the data from any of our clinical trials conducted outside the U.S., it would likely result in the need for additional clinical trials in the U.S., which would be costly and time-consuming and could delay or prevent the commercialization of any of our drug candidates.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

The regulatory approval processes of the FDA, CFDA, EMA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current drug candidates or any future drug candidates we may develop, our business will be substantially harmed.

We cannot commercialize drug candidates without first obtaining regulatory approval to market each drug from the FDA, CFDA, EMA or comparable regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and, with respect to approval in the United States and other regulatory agencies, to the satisfaction of the FDA, CFDA, EMA or comparable regulatory authorities, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate.

The time required to obtain approval from the FDA, CFDA, EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval can differ among regulatory authorities and may change during the course of the development of a drug candidate. We have not obtained regulatory approval for any drug candidate. It is possible that neither our existing drug candidates nor any drug candidates we may discover or acquire for development in the future will ever obtain regulatory approval. Even if we obtain regulatory approval in one jurisdiction, we may not obtain it in other jurisdictions.

Our drug candidates could fail to receive regulatory approval from any of the FDA, CFDA, EMA or other comparable regulatory authorities for many reasons, including but not limited to:

●	disagreement with regulators regarding the design or implementation of our clinical trials;

●	failure to demonstrate that a drug candidate is safe and effective or safe, pure and potent for its proposed indication;

●	failure of clinical trial results to meet the level of statistical significance required for approval;

●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

●	disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

●	insufficiency of data collected from clinical trials of our drug candidates to support the submission and filing of a New Drug Application (“NDA”), or other submission or to obtain marketing approval;

●	the FDA, CFDA, EMA or a comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

●	changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

Any of the FDA, CFDA, EMA or other comparable regulatory authorities may require more information, including additional preclinical studies or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if our drug candidate produces undesirable side effects or involves other safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy (“REMS”), or CFDA, EMA or other comparable regulatory authorities may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of our drug candidates, require patient or physician education, or impose other burdensome implementation requirements on us.

Regulatory approval may be substantially delayed or may not be obtained for one or all of our drug candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates.

We currently do not have any drug candidates that have gained approval for sale by the FDA, CFDA or EMA or other regulatory authorities in any other country, and we cannot guarantee that we will ever have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain marketing approval for and successfully commercialize drug candidates in a timely manner. We cannot commercialize drug candidates without first obtaining marketing approval from the FDA, CFDA, EMA and comparable regulatory authorities. In the U.S., we hope to file INDs for the drug candidates from our Lead Projects and, subject to the approval of IND, Phase 1 clinical trials in humans. Even if we are permitted to commence such clinical trials, they may not be successful and regulators may not agree with our conclusions regarding the data generated by our clinical trials.

We may be unable to complete development of our drug candidates or initiate or complete development of any future drug candidates we may develop on our projected schedule. While we believe that the net proceeds of this Offering, together with existing cash, will likely enable us to complete the preclinical development of at least one of our current Lead Projects, even assuming we can complete such preclinical studies for any drug candidate by 2021, the full clinical development, manufacturing and launch of that drug candidate, will take significant additional time and likely require funding beyond the proceeds of this Offering. In addition, if regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for our drug candidates or any future drug candidates.

Preclinical studies in animals and clinical trials in humans to demonstrate the safety and efficacy of our drug candidates are time-consuming, expensive and take several years or more to complete. Delays in preclinical or clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., Europe, the PRC or other markets may result from many factors, including but not limited to:

●	our inability to obtain sufficient funds required to conduct or continue a trial, including lack of funding due to unforeseen costs or other business decisions;

●	regulatory reports for additional analysts, reports, data, preclinical studies and clinical trials;

●	failure to reach agreement with, or inability to comply with conditions imposed by the FDA, CFDA, EMA or other regulators regarding the scope or design of our clinical trials;

●	regulatory questions regarding interpretations of data and results and the emergence of new information regarding our drug candidates or other products;

●	delay or failure in obtaining authorization to commence a clinical trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

●	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

●	difficulty in maintaining contact with patients during or after treatment, resulting in incomplete data;

●	our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

●	our inability to enroll and retain a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

●	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, withdrawing from or dropping out of a trial, or becoming ineligible to participate in a trial;

●	failure of our clinical trial managers to satisfy their contractual duties or meet expected deadlines;

●	manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial;

●	ambiguous or negative interim results, or results that are inconsistent with earlier results;

●

feedback from the FDA, CFDA, EMA, an IRB, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent studies in animals and clinical trials, regarding our drug candidates, including which might require modification of a trial protocol;

●	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects; and

●	a decision by the FDA, CFDA, EMA, an IRB, comparable entities, or the Company, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may increase the costs or time required to complete a clinical trial.

If we experience delays in the completion of, or the termination of, a clinical trial, of any of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product sales revenues from any of those drug candidates will be delayed. In addition, any delay in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates.

If we are required to conduct additional clinical trials or other studies with respect to any of our drug candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical trials or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining regulatory approval for that drug candidate, we may not be able to obtain regulatory approval at all or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process. Significant clinical trial delays could allow our competitors to bring their products to market before we do and impair our ability to commercialize our drugs, if and when approved. If any of this occurs, our business will be materially harmed.

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Undesirable adverse events caused by our drug candidates or any future drug candidates we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, CFDA, EMA or other comparable regulatory authorities. Results of our potential clinical trials could reveal a high and unacceptable severity or prevalence of adverse effects. In such event, our trials could be suspended or terminated and the FDA, CFDA, EMA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all targeted indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, could result in potential product liability claims and may harm our reputation, business, financial condition and business prospects significantly.

Additionally, if any of our current or future drug candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such drugs, a number of potentially significant negative consequences could result, including but not limited to:

●	suspending the marketing of the drug;

●	having regulatory authorities withdraw approvals of the drug;

●	adding warnings on the label;

●	developing a REMS for the drug or, if a REMS is already in place, incorporating additional requirements under the REMS, or to develop a similar strategy as required by a comparable regulatory authority;

●	conducting post-market studies;

●	being sued and held liable for harm caused to subjects or patients; and

●	damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could significantly harm our business, results of operations and prospects.

Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If our drug candidates or any future drug candidates we develop are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities outside of the United States.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements from the FDA, CFDA, EMA and comparable regulatory authorities, including, in the United States, ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The regulatory authorities may also require risk management plans or programs as a condition of approval of our drug candidates (such as REMS of the FDA and risk-management plan of the EMA), which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, CFDA, EMA or a comparable regulatory authority approves our drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGCP and cGMP, for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of our drug candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, untitled or warning letters, or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

●	product seizure or detention, or refusal to permit the import or export of our drug candidates; and

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Companies may promote drugs only for the approved indications and in accordance with the provisions of the approved label and may not promote drugs for any off-label use, such as uses that are not described in the product's labeling and that differ from those approved by the regulatory authorities. However, physicians may prescribe drug products for off-label uses and such off-label uses are common across some medical specialties. Thus, they may, unbeknownst to us, use our product for an “off label” indication for a specific treatment recipient. The FDA, CFDA, EMA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and if we are found to be out of compliance with the requirements and restrictions imposed on us under those laws and restrictions, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions, and the off-label use of our products may increase the risk of product liability claims. In addition, management's attention could be diverted from our business operations and our reputation could be damaged.

The policies of the FDA, CFDA, EMA and other regulatory authorities may change and we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

We may be subject to government regulations for dietary supplements

The Company may develop some of the molecules under development in formulations intended as dietary supplements. The FDA regulates dietary supplements and drugs under different regulatory schemes, and the Company’s dietary supplement formulations will also be subject to other government regulation, including regulation by the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, state and local governments and the foreign equivalents of the FDA and these other agencies.

For example, the FDA regulates the research, development, preclinical and clinical testing, safety, effectiveness, record keeping, reporting, labeling, storage processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution import and export of pharmaceutical products under various regulatory provisions. If any dietary supplements we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding U.S. regulation.

In addition, the regulatory policies of the agencies in the U.S. or other countries may change and additional government regulations may be issued that could prevent, limit, or delay regulatory approval of our dietary supplement candidates, or impose more stringent product labeling and post-marketing testing and other requirements.

Risks Related to Commercialization of Our Drug Candidates

Even if any of our drug candidates receive regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

After we complete clinical trials and receive regulatory approval for any of our drug candidates, which may not happen for some time, we recognize that such candidate(s) may ultimately fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. We may not be able to achieve or maintain market acceptance of our products over time if new products or technology are introduced that are more favorably received than our products, are more cost effective or render our drug obsolete. We will face competition with respect to our drug candidates from other pharmaceutical companies developing products in the same disease/therapeutic area and specialty pharmaceutical and biotechnology companies worldwide. Many of the companies against which we may be competing have significantly greater financial resources and expertise in research and development, manufacturing, animal testing, conducting clinical trials, obtaining regulatory approvals and marketing approval for drugs than we do. Physicians, patients and third-party payors may prefer other novel products to ours, which means that we may not generate significant sales revenues for that product and that product may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

●	clinical indications for which our drug candidates are approved;

●	physicians, hospitals, and patients considering our drug candidates as a safe and effective treatment;

●	the potential and perceived advantages of our drug candidates over alternative treatments;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, CFDA, EMA or other comparable regulatory authorities;

●	limitations or warnings contained in the labeling approved by the FDA, CFDA, EMA or other comparable regulatory authorities;

●	the timing of market introduction of our drug candidates as well as competitive drugs;

●	the cost of treatment in relation to alternative treatments and their relative benefits;

●	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

●	lack of experience and financial and other limitations on our ability to create and sustain effective sales and marketing efforts or ineffectiveness of our sales and marketing partners; and

●	changes in legislative and regulatory requirements that could prevent or delay regulatory approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain regulatory approval.

Risks Related to Our IP

A significant portion of our IP portfolio currently comprises pending patent applications and provisional patents that have not yet been issued as granted patents and if the pending patent applications and provisional patents covering our product candidates fail to be issued, our business will be adversely affected. If we or our licensors are unable to obtain and maintain patent protection for our technology and drugs, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Our success depends largely on our ability to obtain and maintain patent protection and other forms of IP rights for the composition of matter, method of use and/or method of manufacture for each of our drug candidates. Failure to obtain, maintain protection, enforce or extend adequate patent and other IP rights could materially adversely affect our ability to develop and market one or more of our drug candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and IP position for each of our drug candidates. Any failure to protect our trade secrets and know-how with respect to any specific drug and device candidate could adversely affect the market potential of that potential product.

As of the date of the prospectus, the Company has, through its licenses, obtained rights to patents and patent applications covering some or all its drug and device candidates that have been filed in major jurisdictions such as the United States, member states of the European Patent Organization (the “EPO,” member states, the “Member States” and patents issuable by the EPO, “European Patent”) and the PRC (collectively, “Major Patent Jurisdictions”), as well as in other countries. As of the date hereof, we are the exclusive licensee of 12 U.S. patents and 4 pending U.S. non-provisional applications, 1 U.S. provisional application, as well as corresponding patents and patent applications internationally. In addition, we are the exclusive licensee of 3 international patent applications under the Patent Cooperation Treaty (the “PCT”) which we plan to file nationally in the U.S., PRC and other jurisdictions before the expiration of the time limits for entry of national stage application. To the extent we do not seek or obtain patent protection in a particular jurisdiction, we may not have commercial incentive to seek marketing authorization in such jurisdiction. Nonetheless, other parties might enter those markets with generic versions or copies of our products and received regulatory approval without having significantly invested in their own research and development costs compared to the Company’s investment.

With respect to issued patents in certain jurisdictions, for example the U.S. and under the EPO, we may be entitled to obtain a patent term extension to extend the patent expiration date provided we meet the applicable requirements for obtaining such patent term extensions. We have sought to support our proprietary position by working with our licensors in filing patent applications in the names of the licensors in the United States and through the PCT, related to the Lead Projects and certain other drug candidates. In the future, we intend to file patent applications on supplemental or improvement IP derived from the licensed technologies, where those IP would be solely or jointly owned by the Company pursuant to the terms of respective license agreements. Filing patents covering multiple technologies in multiple countries is time-consuming and expensive, and we may not have the resources file and prosecute all necessary or desirable patent applications in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable.

The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the EPO, the U.S. Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications or provisional patents, and even if they do issue, such patents may not issue in a form that effectively prevents others from commercializing competing products. As such, we do not know the degree of future protection that we will have on our proprietary products and technology.

Additionally, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our drug candidates, other parties may initiate, for patents filed before March 16, 2013 (i.e., the enactment of the America Invents Act), interference or re-examination proceedings, for patents filed on or after March 16, 2013, post-grant review, inter partes review, nullification or derivation proceedings, in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Successful defense of its patents can constitute a material factor in a company’s expenses. According to an August 2017 article published by Bloomberg News (https://www.bna.com/cost-patent-infringement-n73014463011/), depending on the value at stake, the American Intellectual Property Law Association’s “2017 Report of the Economic Survey” reported the average cost of a patent litigation in 2017 to be $1.7 million.

In addition, the fact that the Company has exclusive rights to prevent others from using a patented invention does not necessarily mean that the Company itself will have the unrestricted right to use that invention. Other parties may obtain ownership or licenses to patents or other IP rights that cover the manufacture, use or sale of our current or future products (or elements thereof). This may enable such other parties to enforce their patents or IP rights against us, and may, as a result, affect the commercialization of our products or exploitation of our own technology. We endeavor to identify early patents and patent applications which may block development of a product or technology and minimize this risk by conducting prior art searches before and during the projects. However, relevant documents may be overlooked, yet-to-be published or missed, which may in turn impact on the freedom to commercialize the relevant asset. In such cases, we may not be in a position to develop or commercialize products or drug candidates unless we successfully pursue litigation to nullify or invalidate the other IP rights concerned, or enter into a license agreement with the IP right holder, if available on commercially reasonable terms.

If we are unable to obtain and maintain the appropriate scope for our patents, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

We may not obtain sufficient claim scope in those patents to prevent another party from competing successfully with our drug and device candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technology or drug and device candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug and device candidates, or limit the duration of the patent protection of our technology and drug and device candidates. Given the amount of time required for the development, testing and regulatory review of new drug and device candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug and device candidates similar or identical to ours.

Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.

We may not be able to protect and enforce our IP rights throughout the world.

Our commercial success will depend, in part, on our ability to maintain IP protection for our drug candidates in which we seek to develop and commercialize. While we rely primarily upon a combination of patents, trademarks, trade secrets and other contractual obligations to protect the IP related to our brands, products and other proprietary technologies, these legal means may afford only limited protection.

Filing and prosecuting patents on drug candidates and defending the validity of the same (if challenged) in all countries throughout the world could be prohibitively expensive for us, and our IP rights in countries outside the Major Patent Jurisdictions can be less extensive than those in the Major Patent Jurisdictions. In addition, the laws of some countries in the rest of the world such as India do not protect IP rights to the same extent as laws in the Major Patent Jurisdictions. Consequently, we may not be able to prevent other parties from practicing our inventions in the rest of the world. Competitors may use our technology in jurisdictions where we have not or not yet obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-U.S. jurisdictions where we have patent protection.

Our, our licensors’ or collaboration partners’ patent applications cannot be enforced against other parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other IP rights also will not protect our technology, drug candidates if another party, including our competitors, design around our protected technology, drug candidates without infringing, misappropriating or otherwise violating our patents or other IP rights.

Moreover, currently and as our R&D continues to progress, some of our patents and patent applications are or may be co-owned with another party. Some of our licenses already provide that future-developed technologies (and any resulting patents) will be co-owned with the licensors and other patents for technologies we may acquire or develop with other parties may also be jointly owned. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other persons, including our competitors, and our competitors could market competing products and technology, and we will be unable to transfer or grant exclusive rights to potential purchasers or development partners of such co-owned technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against other parties, and such cooperation may not be provided to us. Any of the foregoing could limit the revenue we might generate from our patents or patent applications and thus have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors or collaborators were or will be the first to file any patent application related to a drug or device candidate. Furthermore, in the United States, if patent applications of other parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such other party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If patent applications of other parties have an effective filing date on or after March 16, 2013, in the United States a derivation proceeding can be initiated by such other parties to determine whether our invention was derived from theirs.

Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, we may be subject to other challenges regarding our exclusive ownership of our IP. If another party were successful in challenging our exclusive ownership of any of our IP, we may lose our right to use such IP, such other party may be able to license such IP to other parties, including our competitors, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Many companies have encountered significant problems in protecting and defending IP rights in jurisdictions outside Major Patent Jurisdictions. The legal systems of some countries do not favor the enforcement of patents, trade secrets and other IP, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patents or other IP rights, or the marketing of competing drugs in violation of our proprietary rights generally.

To date, we have not sought to enforce any issued patents in any jurisdictions. Proceedings to enforce our patent and other IP rights in any jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

Furthermore, such proceedings could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke other parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate in jurisdictions where opposition proceedings are available and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe, the PRC, and developing countries including India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to another party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our IP rights around the world may be inadequate to obtain a significant commercial advantage from the IP that we develop.

We may become involved in lawsuits to protect or enforce our IP, which could be expensive, time-consuming and unsuccessful. Our patent rights relating to our drug and device candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable non-U.S. authority.

Competitors may infringe our patent rights or misappropriate or otherwise violate our IP rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our IP rights, to protect our trade secrets or determine the validity and scope of our own IP rights or the proprietary rights of others. This can be expensive and time-consuming. Any claim that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their IP rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce and/or defend their IP rights than we can. Accordingly, despite our efforts, we may not be able to prevent other parties from infringing upon or misappropriating our IP. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that patent rights or other IP rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent rights or other IP rights do not cover the technology in question. An adverse result in any litigation proceeding could put our patent, as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with IP litigation, there is risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we initiate legal proceedings against another party to enforce our patent, or any patents that may be issued in the future from our patent applications, that relates to one of our drug and device candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which another party can assert invalidity or unenforceability of a patent. Parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our drug and device candidates. With respect to the validity of our patents, for example, there may be invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug and device candidates. Such a loss of patent protection could have a material adverse impact on our business.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with IP litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims challenging the inventorship of our patents and other IP.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our IP, we may in the future be subject to claims that former employees, collaborators or other parties have an interest in our patents or other IP as inventors or co-inventors. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug and device candidates and who have not clearly contracted to transfer or assign any rights they may have to the Company. In addition, for our licensed patents, although a majority of our licensors have procured assignment forms and records from inventors to affirm their ownership in the licensed IP, another party or former employee or collaborator of our licensors not named in the patents may challenge the inventorship of claim an ownership interest in one or more of our or our licensors’ patents. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose rights such as exclusive ownership of, or right to use, our patent rights or other IP. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are sued for infringing IP rights of other parties, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our drug candidates, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends in part on our avoiding infringement of the patents and other IP rights of other parties. There is a substantial amount of litigation involving patent and other IP rights in the biotechnology and pharmaceutical industries. Numerous issued patents, provisional patents and pending patent applications, which are owned by other parties, exist in the fields in which we are developing drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others.

Other parties may assert that we are employing their proprietary technology without authorization. There may be other patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications or provisional patents which may later result in issued patents that our drug candidates may infringe. In addition, other parties may obtain patents in the future and claim that use of our technology infringes upon these patents. If any other patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our drug candidates, any molecules formed during the manufacturing process or any final drug itself, the holders of any such patents may be able to prevent us from commercializing such drug candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any other patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable drug candidate unless we obtain a license, limit our uses, or until such patent expires, or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Other parties who bring successful claims against us for infringement of their IP rights may obtain injunctive or other equitable relief, which could prevent us from developing and commercializing one or more of our drug candidates. Defense of these claims, regardless of their merits, would involve substantial litigation expense and be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement or misappropriation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, obtain one or more licenses from other parties, pay royalties or redesign our infringing drug candidates, which may be impossible or require substantial time and monetary expenditure. In the event of an adverse result in any such litigation, or even in the absence of litigation, we may need to obtain licenses from other parties to advance our research or allow commercialization of our drug candidates. Any required license may not be available at all, or may not be available on commercially reasonable terms. In the event that we are unable to obtain such a license, we would be unable to further develop and commercialize one or more of our drug candidates, which could harm our business significantly. We may also elect to enter into license agreements in order to settle patent infringement claims or resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could significantly reduce our profitability for any product related to that patent and thus harm our business.

Even if resolved in our favor, litigation or other legal proceedings relating to IP claims may cause us to incur significant expenses, and could distract our technical personnel, management personnel, or both from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our Class A Ordinary Shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There may be patent applications pending of which we are not aware, but which cover similar products to the ones we are attempting to license or develop, which may result in lost time and money, as well as litigation.

It is possible that we have failed to identify relevant outstanding patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents are issued. Patent applications filed in the United States after November 29, 2000 and generally filed elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our products or the use of our products. Holders of any such unanticipated patents or patent applications may actively bring infringement claims against us, with the same potential litigation consequences as alluded to elsewhere in this Prospectus. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other patent agencies in several stages over the lifetime of the patent. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly submit documents requesting an extension of time. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The terms of our patents may not be sufficient to effectively protect our drug and device candidates and business.

In most countries in which we file, including the United States, the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. For example, depending upon the timing, duration and specifics of the FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, might be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug. The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be that of the originally issued patents themselves.

Even if patents covering one of our drug candidates are obtained, thereby giving us a period of exclusivity for manufacturing and marketing that drug, we will not be able to assert such patent rights upon the expiration of the issued patents against potential competitors who may begin marketing generic copies of our medications, and our business and results of operations may be adversely affected.

Changes in patent law in the United States could diminish the value of patents in general, thereby impairing our ability to protect our drug and device candidates.

The United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents in the United States could change in unpredictable ways that would weaken our ability to obtain new patents, or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other IP rights.

In addition, recent patent reform legislation in the U.S., including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms U.S. patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system, thus changing the U.S. patent law in a way that may weaken our ability to obtain patent protection in the U.S. for those applications filed after March 16, 2013. Further, the America Invents Act created new procedures to challenge the validity of issued patents in the U.S., including post-grant review and inter partes review proceedings, which some other parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by another party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month-period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or other party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by another party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in our loss of the challenged patent right.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to our issued patents, provisional patents and pending patent applications, we expect to rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and protect our drug and device candidates. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If trade secrets which are material to our business were to be obtained by a competitor, our competitive position would be harmed.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed IP, including trade secrets or other proprietary information, of any such employee’s former employer. In addition, while we typically require our employees, consultants and contractors who may be involved in the development of IP to execute agreements assigning such IP to us, we may be unsuccessful in executing such an agreement with each party who in fact develops IP that we regard as our own, which may result in claims by or against us related to the ownership of such IP. We are not aware of any threatened or pending claims that any of our projects involve misappropriated IP or other proprietary information, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable IP rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We may be unable to execute on the optimal development plan for one or more of our existing product candidates if we are unable to obtain or maintain necessary rights for some aspect of the developing technology through acquisitions or licenses.

Our existing programs currently use or may in the future use additional technologies subject to proprietary rights held by others, such as particular compositions or methods of manufacture, treatment or use. The licensing and acquisition of IP rights is a competitive area, and more established companies may pursue strategies to license or acquire such IP rights that we may consider necessary or useful. These established companies may have a competitive advantage over us due to their size, cash resources and greater capabilities in clinical development and commercialization.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire IP rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain or maintain licenses or other rights from other parties to use IP of those parties, our business, financial condition and prospects for growth could suffer.

If we fail to comply with our obligations in the agreements under which we license IP rights from other parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Many of our projects (including our Lead Projects) are based on IP which we have licensed from other parties. (See “Our Business – Intellectual Property”) Certain of these license agreements impose diligence, development or commercialization obligations on us, such as obligations to pay royalties on net product sales of our drug and device candidates once commercialized by us, to pay a percentage of sublicensing revenues if the licensed product is sublicensed, to make other specified milestone and/or annual payments relating to our drug candidates or to pay license maintenance and other fees, as well as obligations to pursue commercialization with due diligence. Specifically, a number of our license agreements also require us to meet development timelines in order to maintain the related license(s). In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore seek to terminate the license agreements. If one of our licensors, despite our efforts, were to be successful in terminating its agreement with us, we would not be able to continue to develop, manufacture or market any drug candidate under that license agreements, and we could face claims for monetary damages or other penalties under that agreement. Such an occurrence would diminish or eliminate the value of that project to our Company, even if we are able to negotiate new or reinstated agreements, which may have less favorable terms. Depending on the importance of the IP and the related project, any such development could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights under our collaborative development relationships;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from other parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which (depending on the importance of the IP and the related project) could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangement for a project on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug or device candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not have complete control of the preparation, filing and prosecution of patent applications, or to maintain patents, licensed by us from other parties.

The Company has in-licensed, and expects in the future to in-license patents owned or controlled by others for our use as part of our development plans. We also may out-license or sublicense patents which we own or control in collaborations with others for development and commercialization of our products. In either case, the continuing right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology under development is a matter for negotiation and we may not always be the party that obtains such control, in which case we will be reliant on our licensors, collaboration partners or sublicensees for determining strategies with respect to those patents. For our existing licenses, while we have an understanding with most of the licensors who maintain control over patent prosecution and we have jointly appointed and engaged patent agents nominated by us under one or more of our licenses, we cannot guarantee that such licensors or collaborators will always accept prosecution strategies proposed by us and/or our patent agents. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors or collaboration partners fail to establish, maintain or protect such patents and other IP rights, such rights may be reduced or eliminated. If our licensors or joint development partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

Risks Related to Our Reliance on Unrelated Parties

We rely on unrelated parties to conduct discovery and further improvement of our innovations and licensed technologies, as well as our preclinical studies and clinical trials. If these unrelated parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs and collaborating institutions to monitor and manage data for our ongoing preclinical studies and programs. We rely on these parties for execution of preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, and regulatory requirements and scientific standards, and our reliance on the CROs and collaborating institutions does not relieve us of our regulatory responsibilities. If CROs, collaborating institutions or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, development of our product candidates could be delayed and our business could be adversely affected.

In addition, our CROs and collaborating institutions, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and waste. In the event of contamination or injury resulting from our use of hazardous materials, we might be held liable for any resulting damages, and any liability could exceed our resources. We could also be subject to civil or criminal fines and penalties, and significant associated costs.

If the Company obtains approval of an IND for one of our drug candidates and moves into human clinical trials requiring significantly larger quantities of the candidate to be tested, we expect to rely on unrelated parties to manufacture supplies of that candidate. If those unrelated parties fail to provide us with sufficient quantities of clinical supply on that candidate or fail to do so at acceptable quality levels or prices, or fail to maintain required cGMP licenses, we may not be able to manufacture that candidate in sufficient quantities to conduct the necessary human trials. Should the failure by the CRO occur in anticipation of or after marketing approval of that candidate, we may be unable to generate as much revenue as rapidly (and such revenue may not be as profitable) as we had anticipated.

The manufacture of many drug products, particularly in commercial quantities, can be complex and may require significant expertise and capital investment, particularly if the development of advanced manufacturing techniques and process controls are required. If we obtain approval of an IND for any of our drug candidates, of which there can be no assurance, we intend to contract with outside contractors to manufacture clinical supplies and process our drug candidates. We have not yet had our drug candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our drug candidates.

As we expect to engage contract manufacturers, the Company will be exposed to the following risks:

●

we might be unable to identify manufacturers on acceptable terms or at all because the FDA, CFDA, EMA or other comparable regulatory authorities must approve any manufacturers we determine to use and any potential manufacturer may be unable to satisfy federal, state or international regulatory standards;

●

although we would be choosing manufacturers with the type of experience most suitable for our drug candidates, it is possible that our contract manufacturers may not be able to execute unique manufacturing procedures and other logistical support requirements we have developed and they might require a significant amount of support from us to implement and maintain the infrastructure and processes required to manufacture our particular drug candidates;

●	our contract manufacturers might be unable to reproduce the quantity and quality of the drugs we need to meet our clinical and commercial needs within the time frames when we require those drugs;

●	our contract manufacturers may breach their contracts with us, including by not performing as agreed or not devoting sufficient resources to our drug candidates, or they may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

●

even if initially accepted by regulatory authorities, a manufacturer remains subject to ongoing periodic unannounced inspection by regulatory authorities to ensure strict compliance with cGMP and other government regulations, and our contract manufacturers may fail to comply with these regulations and requirements, resulting in rescission of cGMP licenses and our inability to continue using their services, requiring us to find a replacement manufacturer;

●	depending on the terms of our agreement with a manufacturer, we may not own, or may have to share, the IP rights to any improvements made by the manufacturer in the manufacturing process for our drug candidates; and

●	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA, CFDA, EMA or other comparable regulatory authorities, result in higher costs or adversely impact commercialization of our drug candidates.

We are also responsible for quality control by our manufacturers. We intend to rely on those unrelated-party manufactures to perform certain quality assurance tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, CFDA, EMA or other comparable regulatory authorities could place significant restrictions on our Company until deficiencies are remedied.

Manufacturers of drug products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. Furthermore, if contaminants are discovered in our supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. It is possible that stability failures or other issues relating to the manufacture of our drug candidates may occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints, or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the manufacturing of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials with additional costs or terminate clinical trials completely.

Review of changes in the manufacturing process of our drug candidates could cause delays resulting from the need for additional regulatory approvals.

Changes in a process or procedure for manufacturing one of our drug candidates, including a change in the location where the drug candidate is manufactured or a change of a contract manufacturer, could require prior review by the FDA, CFDA, EMA or other comparable regulatory authorities and approval of the manufacturing process and procedures in accordance with the FDA, CFDA or EMA’s regulations, or comparable requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we would have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time-consuming. It is also possible that the FDA, CFDA, EMA or other comparable regulatory authorities may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

Risks Related to AML Clinic

Failure to comply with all laws and regulations applicable to the business of AML Clinic could have a material, adverse impact on the Company’s business.

Operation of AML Clinic subjects the Company to a variety of Hong Kong laws and regulations specific to companies and professionals in the business of delivering medical care. We and our employees will be subject to licensing and professional qualifications that do not apply to our other businesses. Breach of any of these laws, regulations or licensing requirements could subject the Company to significant fines and other penalties and possibly damage the Company’s reputation, which could have a material adverse effect on the Company’s business.

Risks Related to Our Device Candidates

We are subject to risks related to obtaining regulatory approval for device candidates.

The Company’s device candidates (including those being developed under VLS-3 and SLS-1), are likely to be regulated as medical devices. Medical devices are subject to extensive regulations, supervised by regulatory authorities around the world, including the FDA, CFDA and applicable national authorities in relevant European countries. The regulatory framework related to medical devices covers research, development, design, manufacturing, safety, reporting, testing, labeling, packaging, storage, installation, servicing, marketing, sales and distribution. The Company is and may also be, in addition to these industry-specific regulations, subject to numerous other ongoing regulatory obligations, such as data protection, environmental, health and safety laws and restrictions. The costs of compliance with applicable regulations, requirements or guidelines could be substantial. Furthermore, the regulatory environment has generally become more stringent and extensive over time. Failure to comply with these regulations could result in sanctions including fines, injunctions, civil penalties, denial of applications for marketing approval of the Company’s products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions, partial suspension or total shutdown of production and criminal prosecutions, any of which could significantly increase the Company’s costs, delay the development and commercialization of its device candidates.

We are subject to risks related to the carrying out and outcome of clinical trials of medical devices.

The Company may sponsor studies on human participants in clinical studies of its device candidates. Such clinical studies are performed to support regulatory approvals for market access or to generate evidence relating to clinical benefits and cost benefits of using such device candidates. Clinical studies are costly and time consuming and associated with risks such as finding trial sites, recruitment of suitable patients, the actual cost per patient exceeding budget and inadequacies in the execution of the trials. There is also a risk of delays in the performance of clinical studies, which can occur for a variety of reasons. For example, delays in obtaining regulatory approval to commence a trial, reaching agreements on acceptable terms with prospective contract research organizations and clinical investigational sites, obtaining institutional review board approval at each site, difficulties in patient enrolment, patients failing to complete a trial or return for follow-up, adding new sites or obtaining sufficient supplies of products or clinical sites dropping out of a trial. If delays persist, there is a risk that studies eventually are suspended or terminated if the delays occur due to circumstances that a sponsor of a clinical trial has difficulties controlling, or is unable to control, or if the measures required for conducting the studies further are deemed too costly or extensive in relation to the scopes and goals of the studies.

There are many factors which may affect patient enrollment. Amongst these are the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical study and competing clinical studies. Furthermore, clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications the company is investigating. Clinical studies may also be suspended or terminated if participating subjects are exposed to unacceptable health risks or undesired side-effects.

Furthermore, there is a risk that clinical studies may not demonstrate the required clinical benefit for the prospective indication the trial is aimed at. Failure in premarketing clinical studies could lead to market clearance or approvals not being obtained which could delay or jeopardize the Company’s ability to develop, market and sell the device candidates being studied. At any stage of the development, the Company may discontinue device candidate based on review of available preclinical and clinical data, the estimated costs of continued development, market considerations and other factors. Furthermore, with respect to the clinical studies of device candidates conducted by CROs and others, the Company may have less control over their timing or outcome.

Risks Related to Our Industry, Business and Operation

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and clinic operations involve the use of hazardous materials, chemicals and various radioactive compounds/radiation and AML Clinic may create medical waste and radiation. Our R&D Center may maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials and of medical waste at the jurisdictions where we operate our clinic and research facilities, which are currently limited to Hong Kong. We believe our procedures for storing, handling and disposing of these materials comply with the relevant guidelines and laws of the jurisdictions in which our facilities are located. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and medical waste.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties, if we violate any of these laws or regulations.

Our future success depends on our ability to retain our Chief Executive Officer, our scientific and clinical advisors, and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Ian Huen, our Chief Executive Officer, as well as, other principal members of our management teams, scientific teams as well as scientific and clinical advisors. Although we have formal employment agreements, which we refer to as appointment letters, with all of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time, subject to applicable notice periods. We intend to obtain “key person” insurance for our executives or other employees in the near future. Nevertheless, the loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we plan to provide share incentive grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of our Class A Ordinary Shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have appointment letters with our key employees, any of our employees could resign at any time, with 1-month to 3-months prior written notice or with payment in lieu of notice.

Recruiting and retaining qualified officers, scientific, clinical, sales and marketing personnel or consultants will also be critical to our success. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery and preclinical studies development and commercialization strategy. The loss of the services of our executive officers or other key employees and consultants could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Furthermore, replacing executive officers and key employees or consultants may be difficult and may take an extended period of time, because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drug and device candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

As of the date of this prospectus, we have 43 employees, including 41 full-time employees and two part-time employees. Of these, 13 are engaged in full-time research and development and laboratory operations, 24 are engaged in general and administrative functions, four are full-time employees engaged in the clinic operation and two part-time employees are engaged in sponsored research and development, laboratory operations and legal clerical support. As of the date of this prospectus, 42 of our employees are located in Hong Kong and one of our employees is located in the UK. In addition, we have engaged and may continue to engage 26 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●

managing our internal development efforts effectively, including clinical, the FDA or other comparable regulatory authority review process for our drug and device candidates, while complying with our contractual obligations to contractors and others; and

●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our drug candidates will depend, in part, on our ability to effectively manage our future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants for significant input in selecting and evaluating new products to pursue. These independent organizations, advisors and consultants may not continue to be available to us on a timely basis when needed, and in such case, we may not have the ability to find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities, or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our drug candidates or otherwise advance our business. Furthermore, we may not be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug and device candidates and, accordingly, may not achieve our research, development and commercialization goals.

We intend to seek additional collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements in the future, but we may not realize the benefits of these arrangements.

We intend to form or seek strategic alliances, create joint ventures or collaborations, acquire complimentary products, IP rights, technology or businesses or enter into additional licensing arrangements with unrelated parties that we determine may complement or augment our development and commercialization efforts with respect to our drug and device candidates. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business.

We will face significant competition in seeking appropriate strategic partners and the negotiation process is likely to be time-consuming, costly and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or another alternative arrangement for any of our drug and device candidates because their state of development may be deemed to be too early for collaborative effort and others may not view our drug and device candidates as having the requisite potential to demonstrate safety and efficacy. If and when we enter into an agreement with a collaboration partner or sublicensee for development and commercialization of a drug or device candidate, we can expect to relinquish some or all of the control over the future success of that drug and device candidate to the unrelated-party.

Further, even if we enter into a collaboration involving any of our drug and device candidates, the arrangement will be subject to numerous risks, which may include the following:

●	the collaborators will likely have significant discretion in determining the efforts and resources that they will apply to a collaboration;
●

the collaborator may ultimately choose not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

●

the collaborator may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug or device candidate, repeat or conduct new clinical trials, or require a new formulation of a drug or device candidate for clinical testing;

●	the collaborator could independently develop, or develop with unrelated parties, drugs that compete directly or indirectly with our drugs or drug and device candidates;
●	the collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;
●

the collaborator may not properly maintain or defend our IP rights or may use our IP or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our IP or proprietary information or expose us to potential liability;

●

disputes may arise between us and the collaborator that cause the delay or termination of the research, development or commercialization of our drug and device candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

●

the collaboration may be terminated and, if terminated, may result the Company needing additional capital to pursue further development or commercialization of the applicable drug and device candidates;

●	the collaborator may own or co-own IP covering our drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such IP;
●	the collaboration may result in increased operating expenses or the assumption of indebtedness or contingent liabilities; and
●	the collaboration arrangement may result in the loss of key personnel and uncertainties in our ability to maintain key business relationships.

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions, which could delay our timelines or otherwise adversely affect our business. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction. If we are unable to reach agreements with a suitable collaborator on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug or device candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we fail to enter into collaborations, we may seek to fund and undertake development or commercialization activities on our own, but we may not have sufficient funds or expertise to undertake the necessary development and commercialization activities. In such a case, we may not be able to further develop our drug and device candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain the FDA approval for any of our drug and device candidates and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators of our sponsored researches and research patients and our use of information obtained in the course of patient recruitment for clinical trials, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally.

It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this Offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures, or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our statements of net assets (predecessor basis) including the schedule of portfolio investments as of December 31, 2016 and February 28, 2017, and the related statements (predecessor basis) of operations, changes in net assets, and cash flows for the year ended December 31, 2016, the statements (predecessor basis) of operations, changes in net assets, and cash flows for the period January 1, 2017 through February 28, 2017, the consolidated balance sheet (successor basis) as of December 31, 2017, the related consolidated statements (successor basis) of operations and comprehensive loss, stockholders’ equity and cash flows for the period March 1, 2017 through December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2017. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have already taken some steps and will continue to implement measures to remediate the material weakness identified. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

We may market our products, if approved, globally; if we do, we will be subject to the risk of doing business internationally.

We operate and expect to operate in various countries, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including but not limited to:

●	unexpected changes in, or impositions of, legislative or regulatory requirements;

●

efforts to develop an international sales, marketing and distribution organization may increase our expenses, divert our management’s attention from the acquisition or development of drug candidates or cause us to forgo profitable licensing opportunities in these geographies;

●	the occurrence of economic weakness, including inflation or political instability;

●	the effects of applicable non-U.S. tax structures and potentially adverse tax consequences;

●	differences in protection of our IP rights including patent rights of other parties;

●	the burden of complying with a variety of foreign laws including difficulties in effective enforcement of contractual provisions;

●

delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment; and

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

In addition, we are subject to general geopolitical risks in foreign countries where we operate, such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers’ inventory levels and consumer purchasing, which could cause our results to fluctuate and our net sales to decline. The occurrence of any one or more of these risks of doing business internationally, individually or in the aggregate, could materially and adversely affect our business and results of operations.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, IP rights, technology or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including, but not limited to:

●	increase in operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, IP and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug and device candidates and regulatory approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), or other anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly the PRC. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

If we commence clinical trials of one of our drug or device candidates, and product liability lawsuits are brought against us, we may incur substantial liabilities and the commercialization of such drug or device candidates may be affected.

If any of our drug or device candidates enter clinical trials, we will face an inherent risk of product liability suits and will face an even greater risk if we obtain approval to commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drugs;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize any drug candidate; and

●	a decline in the price of our Class A Ordinary Shares.

We shall seek to obtain the appropriate insurance once our candidates are ready for clinical trial. However, our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. We currently do not have in place product liability insurance and although we plan to have in place such insurance as and when the products are ready for commercialization, as well as insurance covering clinical trials, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Additionally, we may be sued if the products that we commercialize, market or sell cause or are perceived to cause injury or are found to be otherwise unsuitable, and may result in:

●	decreased demand for those products;

●	damage to our reputation;

●	costs incurred related to product recalls;

●	limiting our opportunities to enter into future commercial partnership; and

●	a decline in the price of our Class A Ordinary Shares.

Our insurance coverage may be inadequate to protect us against losses.

We currently maintain property insurance for our office premises (including one unit of server and accessories). We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain “Office Care Plan Insurance” for those persons working in our offices and “Medical Plan” for our employee. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We do not yet have directors and officers liability insurance but intend to enter into such policies immediately prior to or after the consummation of this Offering. We do not yet have key-man life insurance on any of our senior management or key personnel, or business interruption insurance but intend to enter into such policies immediately prior to or after the consummation of this Offering. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

Our operations and equity are funded in U.S. dollars and we currently incur the majority of our expenses in U.S. dollars or in H.K. dollars. H.K. dollar is currently pegged to the U.S. dollar; however, we cannot guarantee that such peg will continue to be in place in the future. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in H.K. dollars in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Series A Ordinary Shares may be affected by the foreign exchange rate between U.S. dollars and the H.K. dollar because the primary value of our business is effectively denominated in H.K. dollars, in addition to U.S. dollars.

If we are exposed to foreign currency exchange risk as our results of operations, cash flows maybe subject to fluctuations in foreign currency exchange rates. For example, if a significant portion of our clinical trial activities may be conducted outside of the United States, and associated costs may be incurred in the local currency of the country in which the trial is being conducted, which costs could be subject to fluctuations in currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. A decline in the value of the U.S. dollar against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Foreign currency fluctuations are unpredictable and may adversely affect our financial condition, results of operations and cash flows.

Our investments are subject to risks that could result in losses.

We had cash of $16.25 million and $0.30 million as of December 31, 2017 and December 31, 2016, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

We are exposed to risks associated with our computer hardware, network security and data storage.

Similar to all other computer network users, our computer network system is vulnerable to attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding our computer network system from these disruptive problems may cause breakdown of our computer network system and leakage of confidential information of the Company. Any failure in the protection of our computer network system from external threat may disrupt our operation and may damage our reputation for any breach of confidentiality to our customers, which in turn may adversely affect our business operation and performance. In the event that our confidential information is stolen and misused, we may become exposed to potential risks of losses from litigation and possible liability.

In addition, we are highly dependent on our IT infrastructure to store research data and information and manage our business operations. We do not backup all data on a real-time basis and the effectiveness of our business operations may be materially affected by any failure in our IT infrastructure. If our communications and IT systems do not function properly, or if there is any partial or complete failure of our systems, we could suffer financial losses, business disruption or damage to our reputation.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our research institution collaborators, CROs, suppliers and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, damage from computer viruses, material computer system failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. In addition, we partially rely on our research institution collaborators for conducting research and development of our drug candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on contract manufacturers to produce and process our drug candidates. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. A large portion of our contract manufacturer’s operations is located in a single facility. Damage or extended periods of interruption to our corporate or our contract manufacturer’s development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our drug candidates.

Although we do not currently conduct any business in the PRC, we may in the future; in doing so we would be exposed to various risks related to doing business in the PRC.

Although we currently do not conduct any business in the PRC, we are the exclusive licensee to certain PRC patents directed to our drug candidates such as ALS-1, NLS-2 and SPLS-1, and we intend to file application for certain products in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. (See “Our Business – Government Regulation – PRC Regulation”). In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits that we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the PRC government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

If in the future, we commence business or operation in the PRC, changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. Once we start doing business in the PRC, our financial condition and results of operation in the PRC could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

The SEC could take the position that we are an “investment company” subject to the extensive requirements of the Investment Company Act of 1940. Such a characterization and the associated compliance requirements could have a material adverse effect on our business, financial condition, and results of operations.

Our business had historically included passive healthcare related investments in early stage companies primarily in the United States. Although we are in the process of liquidating those securities that remain in our portfolio, we still hold some such investments and these are included as assets of our Company on a consolidated basis. As part of the Restructure, we resolved to exit such portfolio investments over an appropriate timeframe and focus our resources on our current business. Since the date of the Restructure, we have not held ourselves out as an investment company and we do not believe we are an “investment company” under the Investment Company Act of 1940. If the SEC or a court, however, were to disagree with us, we could be required to register as an investment company. This would subject us to disclosure and accounting rules geared toward investment companies, rather than operating companies, which may limit our ability to borrow money, issue options, issue multiple classes of stock and debt, and engage in transactions with affiliates, and may require us to undertake significant costs and expenses to meet the disclosure and regulatory requirements to which we would be subject as a registered investment company.

If we are classified as a passive foreign investment company, purchasers of our Class A Ordinary Shares who are United States taxpayers may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves may be classified by the SEC as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interests, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined by the SEC to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

More detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC. (See “Taxation – Material U.S. Federal Income Tax Considerations for U.S. Holders – Passive Foreign Investment Company Rules”)

Risks Related to this Offering and our Series A Notes and Bond

If we are unable to comply with the restrictions and covenants in our note purchase agreements or the indenture governing the Series A Notes or the Bond, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in the indenture governing the Series A Notes or Bond, or our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be.

Furthermore, some of our debt agreements may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The initial public offering price of our Class A Ordinary Shares may not be indicative of the market price of our Class A Ordinary Shares after this Offering. In addition, an active, liquid and orderly trading market for our Class A Ordinary Shares may not develop or be maintained, and our stock price may be volatile.

Prior to this Offering, our Class A Ordinary Shares were not traded on any market. An active, liquid and orderly trading market for our Class A Ordinary Shares may not develop or be maintained after this Offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A Ordinary Shares, you could lose a substantial part or all of your investment in our shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Class A Ordinary Shares after this Offering. Consequently, you may not be able to sell our Class A Ordinary Shares at prices equal to or greater than the price paid by you in this Offering.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our securities;

●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

The price of the Class A Ordinary Shares and other terms of this Offering have been determined by us along with our underwriters.

If you purchase our Class A Ordinary Shares in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our underwriters. The offering price for our Class A Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Class A Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Class A Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of [        ] Class A Ordinary Shares will be outstanding before the consummation of this Offering, all of which, except those held by management, are or will be freely tradable immediately upon effectiveness of this registration statement. All of the Class A Ordinary Shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. (See “Shares Eligible for Future Sale”)

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.

All of our executive officers and directors, the Series A Note Investors, the holders of the Bond and warrants, and almost all of our shareholders have agreed not to sell our Class A Ordinary Shares for a period of six months following this Offering, subject to extension under specified circumstances. (See “Shares Eligible for Future Sale – Lock-Up Agreements”) Class A Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares.

We have never paid any cash dividends on our Class A Ordinary Shares and do not anticipate paying any cash dividends on our Class A Ordinary Shares in the foreseeable future, and any return on investment may be limited to the value of our Class A Ordinary Shares. We plan to retain any future earnings to finance growth.

Our dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in the PRC is subject to limitations as described herein. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the enterprise income tax law of the PRC, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders and holders of our Series A Notes and the Bond.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to ten votes per share. Immediately prior to the Offering, our management team as a group beneficially own over 20 million Class B Ordinary Shares representing over 90% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company. These actions may be taken even if they are opposed by our other shareholders, including those who hold Class A Ordinary Shares converted from the Series A Notes and the Bond.

You will experience immediate and substantial dilution as a result of this Offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this Offering and the automatic conversion of the Series A Notes and the Bond. After giving effect to the sale by us of up to [       ] Class A Ordinary Shares offered in this Offering at an assumed public offering price of $[      ] per share (the mid-point of the range indicated on the front cover of this prospectus), issuance of [      ] Class A Ordinary Shares upon the automatic conversion of the Series A Notes and automatic conversion of the Bond at the closing of this Offering and the commencement of the trading of the Class A Ordinary Shares on NASDAQ Global Market, investors in this Offering can expect an immediate dilution of $[      ] per share, or [      ]% at the assumed public offering price. You may also experience further dilution to the extent that Class A Ordinary Shares are to be issued upon exercise of the Series A Note PA Warrants and the Bond PA Warrants and upon the Bond holder’s voluntary conversion of the balance of the Bond. Additionally, in the event that those warrants or options we may grant to our officers, directors and employees are ultimately exercised, you will sustain future dilution. We may also acquire or license other technology or finance strategic alliances by issuing equity, which may result in additional dilution to our shareholders.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technology or drug and device candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Class A Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and device candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Resales of our Class A Ordinary Shares in the public market during this Offering by the Selling Shareholders or investors in this Offering may cause the market price of our Class A Ordinary Shares to decline.

Sales of Resale Shares, as well as the issuance of Class A Ordinary Shares in this Offering could result in resales of our Class A Ordinary Shares by our current shareholders concerned about the potential dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our Class A Ordinary Shares.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction without retrial on its merits. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the Company.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands’ statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares, if it is not possible for the Company and the dissenter to agree a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies, such as our Company, have no general rights under Cayman Islands’ law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States. Our Cayman Islands’ counsel has advised us that they are aware of one recent as yet unreported derivative action having been brought in a Cayman Islands’ court. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of all of the above, shareholders of our Company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as shareholders of a public U.S. company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we currently conduct substantially all of our operations outside the United States and some of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct substantially all of our operations outside the United States through our subsidiaries. Some of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in Hong Kong, in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits if such judgment is final, for a liquidated sum, not in the nature of taxes, a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to public policy. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

You must rely on the judgment of our management as to the use of the net proceeds from this Offering, and such use may not produce income.

A significant portion of the net proceeds of this Offering is allocated for general corporate purposes, including funding research and development, clinical trials, potential investments in and acquisitions of complementary businesses, assets and technology. Although we describe a number of Significant Projects currently under development, including three that we have described as being our Lead Projects, because other opportunities may arise and because of the uncertainties inherent in drug development, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability. The net proceeds from this Offering may be expended on projects that do not produce income or that lose value.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

Upon the consummation of this Offering, we will be an "emerging growth company,” as defined in the JOBS Act and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors, including the holders of Class A Ordinary Shares converted from the Series A Notes and Bonds, may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standard under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our Board of Directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2018. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If you are a "Ten Percent Shareholder,” you may be subject to adverse U.S. federal income tax consequences if we are classified as a Controlled Foreign Corporation.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a U.S. person (as defined by the Internal Revenue Code of 1986, as amended), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We may currently be a CFC and/or we may be a CFC after the completion of the offering. Holders are urged to consult their own tax advisors with respect to our potential CFC status and the consequences thereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our preclinical and clinical trials, and our research and development programs;

●	our ability to advance our drug candidates into, and successfully complete, clinical trials;

●	our ability to identify and develop new drug and device candidates;

●	our reliance on the success of our drug candidates currently undergoing preclinical development; in particular, our Lead Project candidates;

●	the timing or likelihood of regulatory filings and approvals;

●	the commercialization of our drug and device candidates, if approved;

●	our ability to develop sales and marketing capabilities;

●	the pricing and reimbursement of our drug candidates, if approved;

●	the implementation of our business model, strategic plans for our business and technology;

●	the scope of protection we are able to establish and maintain for IP rights covering our drug and device candidates and technology;

●	our ability to operate our business without infringing the IP rights and proprietary technology of other parties;

●	costs associated with defending IP infringement, product liability and other claims;

●	regulatory development in the U.S., Europe and PRC and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

●	our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug and device candidates;

●	developments relating to our competitors and industry, including competing therapies;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract and retain qualified employees and key personnel;

●	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

●	our expected use of proceeds of this Offering, the Series A Note Offering and the Bond Offering;

●	the future trading price of our Class A Ordinary Shares and impact of securities analysts’ reports on these prices; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors”.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminologies. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus contains trademarks, service marks and trade names of others, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are included without the ® and ™ symbols. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies or unrelated parties.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of up to $[       ] million, based on an assumed price to the public in this Offering of $[        ], the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds from this Offering as follows:

●	to fund preclinical and clinical development, including:

●	approximately $5 to $8 million each for the development through Phase I of our Lead Projects; and

●	approximately $2 million for the development of our non-therapeutics projects;

●	approximately $2.5 million to set up our self-owned laboratory in Fo Tan, Hong Kong; and

●	the remainder to fund Other Significant Projects, general research and development activities, working capital and other general corporate activities.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this Offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our preclinical trials, and our operating costs and capital expenditures. Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. These uncertainties make it difficult for us to estimate the costs to conduct our research and development and complete our preclinical trials. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this Offering, and we reserve the right to change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our preclinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements. In addition, when and if the opportunity arises, we may use a portion of the proceeds to license, acquire or invest in complementary businesses, products, or technologies. In order to license, acquire or invest in complementary businesses, products or technologies, we may need to curtail our development of the Significant Projects described above, or enter into agreements allowing others to obtain rights for further development of one or more of our drug and device candidates earlier than anticipated. We currently have no commitments or agreements to acquire any such businesses, products or technologies, and we cannot determine with certainty which, if any, of the programs above might be affected should we enter into any such commitments.

We will not receive any of the proceeds from the sale of the Class A Ordinary Shares being offered by the Selling Shareholders, although we may receive additional proceeds of up to approximately $[      ] if all of the Series A Note PA Warrants and the Bond PA Warrants are exercised for cash. We will not receive any additional proceeds to the extent that the Series A Note PA Warrants and the Bond PA Warrants are exercised by cashless exercise. We expect to use the proceeds received from the exercise of those warrants, if any, for general working capital purposes. We cannot assure you, however, that any of those warrants will ever be exercised.

Based on our current operational plans and assumptions, we expect that the net proceeds from this Offering, combined with our current operating capital, will not be sufficient to enable us to complete all necessary development or commercially launch our current drug candidates.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our Board of Directors may deem relevant.

Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

(See “Risk Factors – We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares” and “Description of Share Capital – Dividends”)

CAPITALIZATION

The following table presents our cash and capitalization as of December 31, 2017:

●	on an actual basis;

●	on a pro forma basis, to give effect to the issuance to [ ] [ ] Class A Ordinary Shares immediately prior to the consummation of this Offering; (See “Transactions with Related Persons”) and

●	on a pro forma as-adjusted basis, to give effect and the issuance of [ ] Class A Ordinary Shares in this Offering and the issuance of [ ] Class A Ordinary Shares as a result of the automatic conversion of the Notes issued in the Series A Note Offering, each at an assumed price to the public of $[ ] per share, the midpoint of the price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses, and the issuance of [ ] Class A Ordinary Shares as a result of the automatic partial conversion of the Bond.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2017
	Actual	As adjusted (Minimum offering amount)	As adjusted (Maximum offering amount)
	US$	US$	US$
Equity
Class A Ordinary Shares	5,426,381
Class B Ordinary Shares	22,437,754
Additional paid-in capital(1)	5,294,402
Accumulated other comprehensive loss	(367,782)
Accumulated deficit	(2,547,462)
Non-controlling interests	(14,045)
Total equity	30,229,248
Total capitalization

(1)	Pro forma additional paid-in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters expense allowance and other expenses. We expect to receive net proceeds of (a) approximately $[ ] if minimum offering is raised [BREAKDOWNS]) or (b) approximately $[ ] if maximum offering is raised [BREAKDOWNS]).

The information above is illustrative only and our capitalization following the completion of this Offering and the Series A Note Offering will be adjusted based on the actual initial public offering price and other terms of this Offering determined at pricing.

A $1.00 increase (decrease) in the assumed initial public offering price of $[       ] per Class A Ordinary Share, the midpoint of the estimated price range shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $[        ] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of [          ] Class A Ordinary Shares offered by us would increase (decrease) cash and cash equivalents, total (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $[          ] million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in the Class A Ordinary Shares in this Offering, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and the pro forma as adjusted net tangible book value per Class A Ordinary Share immediately after this Offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Share.

As of December 31, 2017, our net tangible book value was approximately $28.76 million, or $5.30 per Class A Ordinary Share. Our net tangible book value represents our total tangible assets less our total liabilities. Our net tangible book value per Class A Ordinary Share is our net tangible book value divided by the number of Class A Ordinary Shares (including the Class A Ordinary Shares to be issued upon conversion of outstanding Class B Ordinary Shares) outstanding as of December 31, 2017.

As of December 31, 2017, our pro forma net tangible book value was approximately $28.76 million, or $1.03 per Class A Ordinary Share. Our pro forma net tangible book value per Class A Ordinary Share is our net tangible book value divided by the number of Class A Ordinary Shares including the Class A Ordinary Shares to be issued upon conversion of outstanding Class B Ordinary Shares) outstanding as of December 31, 2017 after giving effect to the issuance of 22,437,754 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares, which represents [          ]% of our fully-diluted equity capitalization immediately prior to the consummation of this Offering. (See “Transactions with Related Persons”)

After giving effect to (a) the pro forma adjustment described above and (b) our issuance and sale of [          ] Class A Ordinary Shares in this Offering and our issuance and issuance of [          ] Class A Ordinary Shares underlying the Series A Notes sold in the Series A Note Offering at an assumed initial public offering price of $[          ] per Class A Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $[          ] million, or $[          ] per Class A Ordinary Share. This amount represents an immediate increase in pro forma net tangible book value of $[          ] per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of $[          ] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this Offering. We determined dilution by subtracting the pro forma as adjusted net tangible book value per Class A Ordinary Share after this Offering and the Series A Note Offering from the assumed initial public offering price per Class A Ordinary Share.

The following table illustrates such dilution:

A $[          ] increase (decrease) in the assumed initial public offering price of $[          ] per Class A Ordinary Share would increase (decrease) the dilution to new investors by $[          ] per Class A Ordinary Share, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same but adjusting the number of Class A Ordinary Shares issuable upon the automatic conversion of the Series A Notes sold by us in the Series A Note Offering in accordance with the terms thereof, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of [          ] Class A Ordinary Shares offered by us would decrease (increase) the dilution to new investors by $[          ] per Class A Ordinary Share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, the differences between existing shareholders, the investors in the Series A Note Offering and new investors in this Offering with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $[          ] per Class A Ordinary Share, the midpoint of the price range set forth on the cover of this prospectus. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the PA Warrants.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the closing of this Offering and the Series A Note Offering is subject to adjustment based on the actual initial public offering price of the Class A Ordinary Shares and other terms of this Offering determined at pricing.

The above discussion and tables are based on [          ] Class A Ordinary Shares issued and outstanding as of December 31, 2017, which excludes [          ] Class A Ordinary Shares reserved for future issuance under our Option Plan.

To the extent that any equity awards are granted under the Option Plan in the future, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

SELECTED FINANCIAL DATA

The following selected data is derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Selected statements of operations data (Predecessor basis):	Year ended December 31, 2016	January 1, 2017 through February 28, 2017
Total investment income	$86,442	$3,011
Total expense	878,234	227,027

Net investment loss	(791,792)	(224,016)

Net realized and unrealized losses	(1,342,723)	(402,068)

Net decrease in net assets resulting from operations	$(2,134,515)	$(626,084)

Selected consolidated statements of operations and comprehensive loss data (Successor basis):	March 1, 2017 through December 31, 2017
Total expense	$5,693,083
Total other income, net	3,131,576

Net loss	(2,561,507)
Less: net loss attributable to non-controlling interests	(14,045)

Net loss attributable to Aptorum Group Limited	$(2,547,462)

Net loss per share - basic and diluted	$(0.09)

Weighted-average shares outstanding - basic and diluted	$26,963,435

Comprehensive loss	$(2,929,289)

Selected statements of net assets data (Predecessor basis):	December 31, 2016	February 28, 2017
Total assets	$25,384,582	$24,713,446
Total liabilities	269,836	224,784
Net assets	$25,114,746	$24,488,662
Net assets value per share	$97.85	$95.45

Selected consolidated balance sheet data (Successor basis):	December 31, 2017
Total assets	$31,559,982
Total liabilities	1,330,734
Non-controlling interests	(14,045)
Total equity attributable to the shareholders of Aptorum Group Limited	$30,243,293

Selected statements of cash flows data (Predecessor basis):	Year ended December 31, 2016	January 1, 2017 through February 28, 2017
Net cash used in operating activities	$(2,807,549)	$(271,660)
Net cash provided by financing activities	438,298	-

Net decrease in cash	(2,369,251)	(271,660)

Cash at beginning of period	2,670,894	301,643

Cash at end of period	$301,643	$29,983

Selected consolidated statement of cash flows data (Successor basis):	March 1, 2017 through December 31, 2017
Net cash used in operating activities	$(5,782,695)
Net cash provided by investing activities	12,802,718
Net cash provided by financing activities	9,082,001

Net increase in cash and restricted cash	16,102,024

Cash and restricted cash at beginning of period	623,783

Cash and restricted cash at end of period	$16,725,807

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and the financial statements, consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled “Risk Factors” and in other parts of this prospectus. Our financial statements and consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad pipeline of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for, our technologies, some of which have received international awards or are being developed based on award-winning concepts and each of which we believe, if successfully developed, could become First-in-Class/Best-in-Class innovations. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology, and other disease areas. We also have projects focused on surgical robotics. (See “Our Business – Lead Projects and Other Significant Projects – Lead Projects” and “Our Business – Other Significant Projects”) Also, we opened a medical clinic, AML Clinic, in June 2018. Its initial focus is on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

Although none of our drug or device candidates has yet been approved for testing in humans, our goal is to develop a broad pipeline of early stage novel therapeutics and diagnostics across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, see “Our Business – Our Strategy”)

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our pipeline with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Strategically developing opportunities in Hong Kong to promote access to the PRC market; and

●	Obtaining and leveraging government grants, to fund project development.

Based on our evaluation of the preclinical test results of each of our drug and device candidates, we have determined to devote a significant percentage of our resources, including a substantial portion of the proceeds of this offering, to three therapeutic projects (“Lead Projects”). The drug candidates being advanced by the Lead Projects are NLS-1, ALS-1 and ALS-4, described in further detail below. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit by 2020 or 2021 an Investigational New Drug Application (“IND”) for at least one of these candidates to the U.S. Food and Drug Administration (“FDA”) or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the China Food and Drug Administration (“CFDA”) and/or the European Medicines Agency (“EMA”). Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, none of which have yet been completed.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development times required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic, to provide some interim revenue and medical robots that may be brought to market and generate revenue more quickly. In addition, we may develop formulations of our therapeutic molecules which may qualify as nutraceuticals or some other product category which may be subject to less regulation and which therefore may also offer a faster path to revenue generation.

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment (“therapeutics”) and diagnosis (“diagnostics”) of human disease conditions in neurology, infectious diseases, gastroenterology, oncology and other disease areas. In addition, we are seeking to identify additional prospects which may qualify for potential orphan drug designation (e.g., rare types of cancer) or which address other current unmet medical needs. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies (who we sometimes refer to herein as project companies), whose principal places of business are also in Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses two businesses: (i) the development of surgical robotics and medical devices and (ii) AML Clinic. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central Hong Kong as the home to AML Clinic. AML Clinic has commenced operations under the name of Talem Medical in June 2018. (See “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects – Aptorum Medical Limited - AML Clinic”)

The Company has already obtained opportunities resulting in our existing licensing agreements from various contractual relationships that we have entered into including service/consulting agreements with some of the world’s leading specialists and clinicians in our areas of interest, with academic institutions and organizations, and with contract research organizations (“CROs”). We anticipate that these relationships will generate additional licensing opportunities in the future. In addition, we have established and are continuing to expand our in-house research facilities (collectively, the “R&D Center”) to develop some of our drug and device candidates internally and to collaborate with third-party researchers.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ASSUMPTIONS

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements and financial statements contained elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. Our notes to the consolidated financial statements contained elsewhere in this prospectus describe the significant accounting policies essential to our consolidated financial statements. Preparation of our financial statements requires estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we have used are appropriate and correct based on information available at the time they were made. These estimates, judgments and assumptions can affect our reported assets and liabilities as of the date of the financial statements, as well as the reported revenues and expenses during the periods presented. If there are material differences between these estimates, judgments and assumptions and actual facts, our financial statements may be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require our judgment in its application. There are areas in which our judgment in selecting among available alternatives would not produce a materially different result, but there are some areas in which our judgment in selecting among available alternatives would produce a materially different result. See the notes to the consolidated financial statements and financial statements that contain additional information regarding our accounting policies and other disclosures.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ASSUMPTIONS (PREDECESSOR BASIS)

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. GAAP. As discussed in Note 2 of our audited financial statements included elsewhere in this prospectus, before March 1, 2017, the Company was an investment company under U.S. GAAP for the purposes of financial reporting. U.S. GAAP for an investment company requires investments to be recorded at estimated fair value and the unrealized gains and/or losses in an investment’s fair value are recognized on a current basis in the statements of operations. In addition, the Company did not consolidate its subsidiaries, since they were operating companies and not investment companies. Such entities were fair valued in accordance with ASC Topic 946 (“ASC 946”) and ASC Topic 820 (“ASC 820”).

As of March 1, 2017, after the change of business purpose, legal form and substantive activities, the Company’s status changed to an operating company from an investment company since it no longer met the criteria to qualify as an investment company under the ASC 946. The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other U.S. GAAP topics.

This change in status and the accounting policies affect the comparability of the financial statements. As such, for the year ended December 31, 2016 and for the period January 1, 2017 through February 28, 2017, the statements of net assets, statements of operations, statements of cash flows and statements of changes in net assets have been presented on the predecessor basis of accounting as an investment company, and on the basis of accounting as an operating company from March 1, 2017 through December 31, 2017. The consolidated balance sheet as of December 31, 2017 has been presented on the successor basis.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Company’s financial statements include investments at fair value. Actual results could differ from those estimates.

Foreign currency

The Company’s functional currency is US dollars (“USD” or “$”), which is the currency of the primary environment in which it operates in Hong Kong. The Company’s performance is evaluated in USD. The fees, charges and allocations are calculated in USD. All subscriptions and redemptions are transacted in USD.

All assets and liabilities denominated in foreign currencies are translated into USD amounts at the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into USD amounts on the respective dates of such transactions. The Company does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments in the statements of operations. Adjustments arising from foreign currency transactions are reflected in the statements of operations.

Fair value measurement

The Company follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Company’s own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company’s investments and are summarized in the following fair value hierarchy:

Level 1 - Unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield-curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Company’s own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ASSUMPTIONS (SUCCESSOR BASIS)

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. GAAP.

As of March 1, 2017, after the change of business purpose, legal form and substantive activities, the Company’s status changed to an operating company from an investment company since it no longer met the criteria to qualify as an investment company under the ASC 946. The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other U.S. GAAP topics.

Principles of consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with U.S. GAAP and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries and a variable interest entity. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements. Non-controlling interests represent the equity interest that is not owned by the Group.

Use of estimates

The preparation of the consolidated financial statements on successor basis in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of investments in securities, the useful lives of intangible assets and equipment, impairment of long-lived assets, collectability of receivables. Actual results could differ from those estimates.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands is USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”) and the functional currency of subsidiaries in Macao is Macanese Pataca (“MOP”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD and MOP as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Fair value measurement

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact its business, and it considers assumptions that market participants would use when pricing the asset or liability.

As a basis for considering such assumptions, a three-tier fair value hierarchy prioritizes the inputs utilized in measuring fair value as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Revenue recognition

Dividend income is recorded on the ex-dividend date, and interest income is recorded on an accrual basis.

After the Restructure, the Group has yet to generate operating income stream from its pharmaceutical products for the period from March 1, 2017 to December 31, 2017.

Income taxes

The Group accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are determined based on differences between the financial carrying amounts of existing assets and liabilities and their tax bases. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits, or that future deductibility is uncertain. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

RESULTS OF OPERATION (PREDECESSOR BASIS)

Explanatory Note

Before March 1, 2017, Aptorum Group Limited was incorporated as an exempted open-ended investment company with limited liability in the Cayman Islands, which would own and oversee the management, operations and investments of its subsidiaries. On February 21, 2017, a special resolution was passed at a directors’ meeting, and on March 1, 2017, a resolution also was passed at a shareholders’ meeting. According to which, the Company changed from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries (the “Restructure”). After the Restructure, the Company has become a Hong Kong based pharmaceutical company currently in the preclinical stage. The results of operations and cash flows of the Company for the periods ended on or prior to February 28, 2017, and its financial position as of balance sheet date on or prior to February 28, 2017 are referred to as “Predecessor” financial information.

Financial statements and information are presented for the year ended December 31, 2016 (Predecessor), two months ended February 28, 2017 (Predecessor), which may not be comparable with amounts shown in each year/period.

General and administrative fees

For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, the general and administrative fees were $79,750 and $17,516, respectively, which are miscellaneous expenses.

Management fees

AENEAS CAPTIAL LIMITED, formerly known as APTUS CAPITAL LIMITED, a related company of the Group/Company, provided management and administrative services to the Group and incurred pre-determined management fees. For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, AENEAS CAPITAL LIMITED was entitled to receive a management fee which was equal to 2.5% per annum of the net asset value of the Company.

Legal and professional fees

For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, the legal and professional fees were $106,031 and $98,646, respectively.

Amortization and depreciation expenses

Amortization and depreciation expenses mainly represented the amortization of license agreements and the depreciation of equipment. For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, amortization and depreciation expenses were $nil, as the Company was an investment company and did not own any license agreements.

Other operating expenses

For the year ended December 31, 2016, other operating expenses were $50,646. For the period January 1, 2017 to February 28, 2017, other operating expenses were $1,907.

Other income

The Company met the assessment of an investment company under the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 946 (“ASC 946”) and was an investment company under U.S. GAAP for the purposes of financial reporting for year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, which the total income comprising interest income and dividend income were $86,442 and $3,011, respectively.

Realized and unrealized losses on investments and foreign exchange

Realized and unrealized losses on investments and foreign exchange mainly consist of net realized loss on investments in unaffiliated issuers and net unrealized appreciation/depreciation on investments in unaffiliated issuers. For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, the realized and unrealized losses were $1,342,723 and $402,068, respectively.

Net decrease in net assets resulting from operations

For year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017, the net decrease in net assets resulting from operations was $2,134,515 and $626,084, respectively.

RESULTS OF OPERATION (SUCCESSOR BASIS)

Explanatory Note

After the Restructure, the results of operations and cash flows of the Group for period beginning March 1, 2017 and its financial position as of March 1, 2017 and subsequent balance sheet dates are referred to herein as “Successor” consolidated financial information.

Financial statements and information are presented for the ten months ended December 31, 2017 (Successor), which may not be comparable with amounts shown in each year/period.

Research and development expenses

Research and development expenses are comprised of costs incurred in performing research and development activities, including our sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under U.S. GAAP. For the period March 1, 2017 to December 31, 2017, the research and development expenses were $2,501,420.

General and administrative fees

For the period March 1, 2017 to December 31, 2017, the general and administrative fees were $1,480,093, which mainly consisted of administrative fees of $640,932, payroll expenses of $306,967, traveling expenses of $175,671 and recruitment expenses of $125,535. The increase in general and administration fees was mainly due to the increased headcount in the Group to support the business development and the reclassification of management fees which was separately presented as “Management Fees” before the Restructure. The administrative fees were HKD500,000 (approximately $64,103) per calendar month for the period March 1, 2017 to December 31, 2017.

Management fees

AENEAS CAPITAL LIMITED, formerly known as APTUS CAPITAL LIMITED, a related company of the Group/Company, provided management and administrative services to the Group and incurred pre-determined management fees. For the period March 1, 2017 to December 31, 2017, the administrative fees of $640,932 has been reclassified to general and administrative fees due to the Restructure and since the Company has become a Hong Kong-based pharmaceutical company, so the management fees are no longer determined by net asset value since then.

Legal and professional fees

For the period March 1, 2017 to December 31, 2017, the legal and professional fees were $1,395,490. The increase in legal and professional fees was mainly due to the preparation of IPO and business expansion.

Amortization and depreciation expenses

Amortization and depreciation expenses mainly represented the amortization of license agreements and the depreciation of equipment. For the period March 1, 2017 to December 31, 2017, the amortization and depreciation expenses were $58,903.

Other operating expenses

For the period March 1, 2017 to December 31, 2017, other operating expenses were $257,177, which mainly consisted of event and meeting expenses of $82,027 and commission expenses of $55,726.

Other income

For the period March 1, 2017 to December 31, 2017, other income was $3,131,576, which consisted of interest income of $44,269, dividend income of $2,308, net gain on investments in marketable securities of $3,912,500 and net loss on investments in derivatives of $827,501.

Net loss attributable to Aptorum Group Limited

For the period March 1, 2017 to December 31, 2017, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,547,462.

LIQUIDITY AND CAPITAL RESOURCES

We had cash of approximately $16.2 million as of December 31, 2017, as compared to $0.3 million as of December 31, 2016. Our cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal or use.

The Group believes that available cash should enable the Group to meet present anticipated cash needs for at least the next 12 months after the date that the financial statements are issued, and the Group has prepared the consolidated financial statements on a going concern basis.

CONDENSED SUMMARY OF OUR CASH FLOWS (PREDECESSOR BASIS)

Operating activities

Net cash used in operating activities amounted to $2.8 million for the year ended December 31, 2016. During the year, the Company had net decrease in net assets resulting from operations of $2.1 million. In addition, the Group had unrealized depreciation on investments of $0.5 million, net realized loss on sales of investments in unaffiliated issuers of $0.8 million, capital invested in a subsidiary of $1.0 million, proceeds from sales of investment securities of $4.1 million, and purchases of investment securities of $5.0 million.

Net cash used in operating activities amounted to $0.3 million for the period January 1, 2017 to February 28, 2017. During the period, the Company had net decrease in net assets resulting from operations of $0.6 million and unrealized depreciation on investments of $0.4 million.

Investing activities

No cash flow from investing activities for year ended December 31, 2016 and the period January 1, 2017 to February 28, 2017.

Financing activities

Net cash provided by financing activities amounted to $0.4 million for the year ended December 31, 2016. During the year, the Company had repayment of short term loans of $2.1 million and proceeds from issuance of shares of $2.5 million.

Net cash flow from financing activities was nil for the period January 1, 2017 to February 28, 2017.

CONDENSED SUMMARY OF OUR CASH FLOWS (SUCCESSOR BASIS)

Operating activities

Net cash used in operating activities amounted to $5.8 million for the period March 1, 2017 to December 31, 2017. During the period, the Group had net loss of $2.6 million. Meanwhile, the Group had gain on investment in marketable securities of $3.9 million, loss on investments in derivatives of $0.8 million and an increase of other receivables and prepayments of $0.3 million.

Investing activities

Net cash provided by investing activities amounted to $12.8 million for the period March 1, 2017 to December 31, 2017. During the period, the Group had proceeds from sales of investment securities of $16.0 million, purchase of intangible assets of $1.0 million and purchase of equipment of $2.1 million.

Financing activities

Net cash provided by financing activities amounted to $9.1 million for the period March 1, 2017 to December 31, 2017. During the period, the Group had proceeds from issuance of shares of $8.6 million and proceeds from issuance of convertible promissory notes of $0.5 million.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 14 to our consolidated financial statements included elsewhere in this prospectus.

RESEARCH AND DEVELOPMENT (SUCCESSOR BASIS)

As of December 31, 2017, the Company has obtained 11 exclusively licensed technologies in neurology, infectious diseases, gastroenterology, oncology, surgical robotics and natural health and is in the process of developing two “in-house” projects in the neurology area. For the period March 1, 2017 to December 31, 2017, the Company incurred $2,501,420 on research and development expenses.

CAPITAL COMMITMENTS

We have entered into agreements with unrelated parties for purchasing office and laboratory equipment. As of December 31, 2017, we had non-cancellable purchase commitments of $1,756,560.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2017, the Company did not have any off-balance sheet debt, nor do we have any transactions, arrangements or relationships with any special purpose entities.

OUR BUSINESS

Overview

We are a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad pipeline of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for our technologies, some of which have received international awards or are being developed based on award-winning concepts and each of which we believe, if successfully developed, could become First-in-Class/Best-in-Class innovations. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on surgical robotics. (See “Our Business – Lead Projects and Other Significant Projects – Lead Projects” and “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects”) Also, we opened a medical clinic, AML Clinic, in June 2018. Its initial focus is on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

Although none of our drug or device candidates has yet been approved for testing in humans, our goal is to develop a broad pipeline of early stage novel therapeutics and diagnostics across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, see “Our Business – Our Strategy”)

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our pipeline with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Strategically developing opportunities in Hong Kong to promote access to the PRC market; and

●	Obtaining and leveraging government grants to fund project development.

Based on our evaluation of the preclinical test results of each of our drug and device candidates, we have determined to devote a significant percentage of our resources, including a substantial portion of the proceeds of this offering, to three therapeutic projects (“Lead Projects”). The drug candidates being advanced by the Lead Projects are NLS-1, ALS-1 and ALS-4, described in further detail below. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit by 2020 or 2021 an Investigational New Drug Application (“IND”) for at least one of these candidates to the U.S. Food and Drug Administration (“FDA”) or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the China Food and Drug Administration (“CFDA”) and/or the European Medicines Agency (“EMA”). Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, none of which have yet been completed.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development times required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic, to provide some interim revenue and medical robots that may be brought to market and generate revenue more quickly. In addition, we may develop formulations of our therapeutic molecules which may qualify as nutraceuticals or some other product category which may be subject to less regulation and which therefore may also offer a faster path to revenue generation.

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment (“therapeutics”) and diagnosis (“diagnostics”) of human disease conditions in neurology, infectious diseases, gastroenterology, oncology and other disease areas. In addition, we are seeking to identify additional prospects which may qualify for potential orphan drug designation (e.g., rare types of cancer) or which address other current unmet medical needs. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies (who we sometimes refer to herein as project companies), whose principal places of business are also in Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses two businesses: (i) the development of surgical robotics and medical devices and (ii) AML Clinic. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central Hong Kong as the home to AML Clinic. AML Clinic has commenced operations under the name of Talem Medical in June 2018. (See “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects – Aptorum Medical Limited - AML Clinic”)

The Company has already obtained opportunities resulting in our existing licensing agreements from various contractual relationships that we have entered into, including service/consulting agreements with some of the world’s leading specialists and clinicians in our areas of interest, with academic institutions and organizations, and with CROs. We anticipate that these relationships will generate additional licensing opportunities in the future. In addition, we have established and are continuing to expand our in-house research facilities (collectively, the “R&D Center”) to develop some of our drug and device candidates internally and to collaborate with third-party researchers.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

Our Strategy

Although we plan to continue the development and improvement of a broad pipeline of novel therapeutics and diagnostics across a wide range of disease/therapeutic areas, over the next 24-36 months we plan to concentrate on development of our Lead Projects, while also allocating some resources to develop SLS-1 and maintaining our AML Clinic.

Assuming that our research continues to generate positive results, we believe that execution of this strategy will position the Company to catalyze the development and improvement of a broad pipeline of early-staged novel therapeutics and diagnostics across a wide range of disease/therapeutic areas. Failure to achieve positive results in at least one of the programs for a Lead Project could have a material adverse effect on the Company’s prospects and business.

To achieve this goal, we are implementing the following strategies:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas. We are currently developing drug and device candidates in several disease/therapeutic areas. We believe that by diversifying our research efforts, it would increase the likelihood that at least one of our projects will achieve clinical success and therefore add value to the Company. As of December 31, 2017, we have obtained 11 exclusively licenses of technologies across the areas of neurology, infectious diseases, gastroenterology, oncology, surgical robotics and natural health. Our initial focus will be on developing our Lead Projects, but intend to continue developing our other current projects and seeking new licensing opportunities where we determine that the market potential justifies the additional commitment of our limited resources.

●	Selectively expanding our pipeline with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs. We have selected innovations for development which we believe are of superior scientific quality, whilst taking into account the potential market size and demand for same, for example, taking into consideration whether the relevant product can satisfy significant unmet medical needs. In particular, Aptorum Therapeutics Limited has established a Scientific Assessment Committee, which helped us to select our current projects and which we expect will provide input from a scientific perspective towards any future opportunities for acquiring or licensing life science innovations. We intend to continue expanding our pipeline, and subject to our financial and other resource limitations, exploring acquisitions or licenses of additional products which may be able to attain orphan drug designations (e.g., rare types of cancer) or satisfy significant unmet medical needs and that show strong preclinical and/or early clinical data to provide promising opportunities for clinical and commercial success.

●	Collaborating with leading academic institutions and CROs. In building and developing our product portfolio, we believe that accessing external innovation, expertise and technology through collaboration with leading academic institutions and CROs is a vital and cost-efficient strategy. We have established strong relationships with leading academic institutions around the world and expect to continue to strengthen our collaborations by, for example, seeking to provide their affiliated Principal Investigators resources through sponsorship to conduct further research in specialty fields of interest and association with personnel connected to our current project companies, in exchange for obtaining for the Company the first right to negotiate for an exclusive license to any resulting innovations. In addition, we have entered and will continue to actively source arrangements with pharmaceutical companies, in most cases in roles as contract research organizations, to streamline the development of our projects. This may include outsourcing part of the preclinical, clinical studies and clinical supplies manufacturing to externally accredited cGLP, cGMP and cGCP standard contract research organizations or laboratories in order to attain the required studies for submission to the regulatory authorities as part of the clinical development plan. (See “Arrangements with Other Parties”)

●	Expanding the R&D Center to accelerate project development. We believe collaborations between the R&D Center operated by APD and the scientists engaged in work for our project companies will enhance clinical and commercial potential of the projects. In addition, APD will assist the project companies by engaging external pharmaceutical companies and/or contract research organizations to outsource any part of the preclinical or clinical development work that cannot be performed by the R&D Center in order to obtain the resources necessary for our development process.

●	Leveraging our management’s expertise, experience and commercial networks. We believe the combination of our management’s expertise and experience, with their academic and commercial networks make us an effective platform for advancing healthcare innovations towards clinical studies and commercialization in key global markets. We have assembled a management team with global experience and an extensive record of accomplishments in medical administrations and identification, acquisition, development and global registration of pharmaceutical and biopharmaceutical drug and device candidates through commercial launches. We also employ key management personnel with banking and financial experience, which enhances our capability to establish the most efficient financial structure for the development of our programs.

●	Strategically developing opportunities in Hong Kong to provide access to the PRC market. The PRC is the world’s second largest healthcare market and we plan to market our products there in the future as part of our overall growth strategy. In October 2017, the PRC government announced that the country is planning to accept trial data gathered overseas to speed up drug approvals, which is a potential boon for foreign pharmaceutical companies. We believe strategically locating our principal businesses in Hong Kong, as a Special Administrative Region of the PRC, may provide us distinctive advantages in accessing the PRC healthcare market. Two of our key collaborators, The University of Hong Kong (the “HKU”) and the Chinese University of Hong Kong (the “CUHK”) have received clinical drug trial accreditation by the CFDA for their clinical trial units/centers.

●	Obtaining and leveraging government grants to fund project development. The Hong Kong government pays close attention to the development of the biotechnology sector in Hong Kong and provides support and funding. We intend to aggressively seek government support from Hong Kong for our product development and to facilitate the development of some of our projects.

Arrangements with Other Parties

As mentioned above, part of our business model includes collaborating with research entities such as academic institutions and CROs, as well as highly regarded experts in their respective fields. We engage these entities and researchers either for purposes of exploring new innovations or advancing preclinical studies of our existing licensed drug candidates. Although the financial cost of these arrangements does not represent a material expense to the Company, the relationships we can access through, specifically, sponsored research arrangements (“SRAs”) with academic institutions and organizations can provide significant value for our business; for example, we may decide whether to continue development of certain early-staged projects and/or out-license a project based on the data and results from research governed by SRAs. However, as of the date of this prospectus, we do not consider the particulars of any of our SRAs to be material to the success of our current business plans.

Our drug discovery programs are mainly conducted in universities via licensing or SRAs. As for the development of our drug candidates, our R&D Center conducts part of the CMC work. However, since our current facilities are not cGMP, cGLP or cGCP qualified, we will have to rely on CROs to conduct that type of work, if and when our drug candidates reach the level of development that requires such qualification.

Lead Projects and Other Significant Projects

We are actively operating and managing the development of our drug and device candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug and device candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our “Significant Projects” (including our Lead Projects (i.e., ALS-1, ALS-4 and NLS-1) and Other Significant Projects (as defined below)). The selection of a drug and device candidate in each of our Significant Projects is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

To pursue a number of our current Significant Projects, our Project Companies have entered into standard license agreements with various university and licensing entities customized to the nature of each project. These license agreements largely contain the same terms, as is typically seen in license agreements for an early-stage life science invention; such terms include a worldwide license with licensed field comprising indications in the intended treatment areas, having upfront payments of no more than $310,000, 5% or less royalty rates (except for ALS-DDC, which has a 15% royalty rate), sublicensing royalties at 15% or below, as well as provisions for payments upon occurrence of development and/or regulatory milestones. Under the license agreements, the Project Company must also adhere to certain diligence obligations and may or may not be required to obtain prior consent from the licensor to sublicense the invention. The license terms of our Lead Projects are discussed in detail below.

Another subsidiary, Aptorum Medical Limited (“AML”),1 is our vehicle for developing our business of delivering medical services in the form of AML Clinic.

We anticipate allocating approximately 20% of our resources to develop our Significant Projects other than our Lead Projects (“Other Significant Projects”), with a strong focus on SLS-1 and AML Clinic. As a device candidate, SLS-1 may not need to undergo the same regulatory approval process as a drug candidate and therefore we may be able to bring it to market sooner. AML Clinic is expected to provide us with a modest amount of revenue. Even if SLS-1 achieves commercial sales, of which there can be no assurance, revenue from these products alone will not be sufficient for us to carry out all of our plans, it will assist with name recognition and supplement our income while we develop our Lead Projects.

[1]	Clark Cheng, our Chief Medical Officer and an Executive Director, owns 5% of Aptorum Medical Limited.

Lead Projects

ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus A

ALS-1 is a novel small drug molecule which targets viral nucleoprotein (“NP”). ALS-1 is designed to target a broad range of NP variants and may have the potential to overcome drug resistance. Professor Richard Kao (Inventor of ALS-1, Founder and Principal Investigator of Acticule) was the first to identify NP as an effective drug target (Nature Biotechnology. 28:600-605). We are exploring ALS-1 as a potential treatment for viral infections caused by Influenza virus A (“IVA”). Since there is no NP inhibitor on the market yet, we believe that ALS-1 has the potential to be a First-in-Class drug for treating this disease.

Two widely prescribed antiviral drug classes for the treatment of influenza are neuraminidase inhibitors (“NI”) and M2 protein inhibitors. Zanamivir is a second-generation neuraminidase inhibitor for the treatment of both influenza A and B in adults and children (5 years old and above). Oseltamivir is a third-generation neuraminidase inhibitor for the treatment of influenza A and B in individuals older than 1 year of age. Amantadine and rimantadine are M2 membrane protein inhibitors that block the M2 ion channel activity of influenza A but have no effect on influenza B. Given the widespread resistance to M2 inhibitors, amantadine and rimantadine are no longer recommended for the treatment of influenza A.

It is our hypothesis that influenza A NP is an essential protein for the proliferation of the influenza virus. ALS-1 targets NP and triggers the aggregation of NP and this prevents the aggregated NP from entering the nucleus. Our preclinical studies of ALS-1 indicate that it inhibits the replication of influenza virus in vitro with a nanomolar EC50 and protects mice challenged with lethal doses of avian influenza A H5N1.

The target site on NP where ALS-1 is acting has been identified and mechanisms established. Animal model efficacy has been demonstrated, while chemical structures are being optimized. Further lead optimization of ALS-1 is being conducted to improve its drug-like properties.

120
100
80
60
40
20
0
PFU relative to controls
in the absence of compounds (%)
0.01
0.1
1
10
100
Concentration of compounds (μM)
H1N1 (A/WSN/33)
with nucleozin
H3N2 (clinical isolate)
with nucleozin
H5N1 (A/Vietnam/1194/04)
with nucleozin
H1N1 (A/WSN/33)
with oseltamivir

According to data from our preclinical studies, as reflected in the foregoing tables, ALS-1 outperforms oseltamivir (sold under the brand name Tamiflu) in cell-based assays and stops virus replication during the early to late stages of viral infection.

Patent License

On October 18, 2017, the Company’s subsidiary, Acticule, entered into an exclusive license agreement with Versitech Limited, the licensing entity of HKU, for the rights to ALS-1. Pursuant to the license agreement, Acticule became the exclusive licensee of 1 U.S. patent, 1 European Patent, 1 PRC patent and 1 German patent. The claimed invention is described as: “Antiviral Compounds and Methods of Making and Using Thereof”. The U.S. patent will expire in 2031; the European Patent in 2030; the PRC patent in 2030 and the German patent in 2030.

With respect to the license scope, the territory of the license is worldwide and the field of the license is for treatment or prevention of viral infections including influenza. Acticule has the right to grant sublicenses under the license agreement without prior approval from Versitech Limited and to assign the agreement to any successor to the business related to the license. In the event that Acticule makes an improvement to the licensed technologies, so long as the improvement does not incorporate any licensed patents, Acticule will be the owner of such improvement, subject to a non-exclusive royalty-free license being granted back to Versitech Limited for academic and research purposes only.

ALS-4: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (“MRSA”)

Just as certain strains of viruses, such as human immunodeficiency virus (“HIV”) and influenza have developed resistance to drugs developed to treat them, certain bacteria such as Staphylococcus aureus, Mycobacterium tuberculosis and Pseudomonas aeruginosa have become “superbugs”, having developed resistance to many, if not all, of the existing drugs available to treat them, rendering those treatments ineffective in many instances. MRSA is one such bacterium, a gram-positive bacterium that is genetically different from other strains of Staphylococcus aureus. Staphylococcus aureus and MRSA can cause a variety of problems ranging from skin infections and sepsis to pneumonia and bloodstream infections. It is estimated that about one out of every three people (33%) carry Staphylococcus aureus in their nose, usually without any illness; about two in a hundred (2%) carry MRSA (source: https://www.cdc.gov/mrsa/tracking/index.html). Both adults and children may carry MRSA.

Most MRSA infections occur in people who have been in hospital or other health care settings, such as nursing homes and dialysis centers (source: https://www.mayoclinic.org/diseases-conditions/mrsa/symptoms-causes/syc-20375336), which is known as Healthcare-Associated MRSA (“HA-MRSA”). HA-MRSA infections are typically associated with invasive procedures or devices, such as surgeries, intravenous tubing or artificial joints. Another type of MRSA infection, known as Community-Associated MRSA (“CA-MRSA”), has occurred in wider community among healthy people. It often begins as a painful skin boil and spreads by skin-to-skin contact. About 85% of serious, invasive MRSA infections are healthcare associated infections (https://www.cdc.gov/media/pressrel/2007/r071016.htm). The incidence of CA-MRSA varies according to population and geographic location. In the U.S., more than 94,000 people develop serious MRSA infection and about 19,000 patients die as a result each year (https://www.cdc.gov/media/pressrel/2007/r071016.htm). According to the US Centers for Disease Control and Prevention (“CDC”), Staphylococcus aureus, including MRSA, caused about 11% of healthcare-associated infections in 2011 (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml). Each year in the U.S., around one out of every twenty-five hospitalized patients contracts at least one infection in the hospital (N Engl J Med. 2014, 27;370(13):1198-208). In the U.S., there were over 80,000 invasive MRSA infections and 11,285 related deaths in 2011 (source: https://edition.cnn.com/2013/06/28/us/mrsa-fast-facts/index.html). Indeed, severe MRSA infections most commonly occur during or soon after inpatient medical care. More than 290,000 hospitalized patients are infected with Staphylococcus aureus and of these staphylococcal infections, approximately 126,000 are related to MRSA (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml).

ALS-4 is a small drug molecule which appears to target the products produced by bacterial genes that facilitate the successful colonization and survival of the bacterium in the body or that cause damage to the body’s systems. These products of bacterial genes are referred to as “virulence expression”. Targeting bacterial virulence is an alternative approach to antimicrobial therapy that offers promising opportunities to overcome the emergence and increasing prevalence of antibiotic-resistant bacteria. The research on ALS-4, as well as for separate drug candidates ALS-2 and ALS-3, has evolved from innovations that were initially developed by Professor Richard Kao, the founder and principal investigator of Acticule, and his research team, whose findings won the first prize Innovation Academy Award at the 4th International Conference on Prevention & Infection Control in Geneva, Switzerland in 2017.

ALS-4 is directed to a novel drug target, an enzyme essential for Staphylococcus aureus (including MRSA) survival in vivo. We believe that the product of this enzyme promotes Staphylococcus aureus (including MRSA) survival by shielding the bacteria from the attack by the immune system. ALS-4 may have particular value if it can be shown to be an effective therapy in situations where a Staphylococcus aureus infection is resistant to available antibiotics (i.e., where the pathogen is MRSA). Although the Company is aware of other drug candidates under investigation by potential competitors, no product has yet reached the market which acts on the same therapeutic target as ALS-4. Therefore, the Company believes that ALS-4 has the potential to become a First-in-Class drug for the treatment of bacterial infections caused by Staphylococcus aureus including MRSA.

The target has been identified and mechanism of action has been established. Proof-of-concept in vitro and in vivo studies has been demonstrated and the compound is undergoing lead optimization to improve its drug-like properties.

Our test data (as reflected above) indicates that, by blocking the activity of this enzyme, ALS-4 enhances the clearance of MRSA by the immune system. As reflected in the foregoing illustration and chart, ALS-4 appears to stop the staphyloxanthin (golden-colored pigment) production in MRSA without killing the bacteria but prevents MRSA from escaping from the human immune system.

Patent License

On October 18, 2017, the Company’s subsidiary, Acticule, entered into an exclusive license agreement with Versitech Limited, the licensing entity of HKU, for ALS-4. Pursuant to the license agreement, Acticule became the exclusive licensee of 1 pending U.S. provisional application. The claimed inventions are described as: “Compounds and Methods for the Treatment of Staphylococcal Infections.” We intend to pursue with our licensor patent protection based on the provisional patent, as well as potential additional filings, in the U.S., PRC and from the EPO.

With respect to the license scope, the territory of the license is worldwide and the field of the license is for treatment or prevention of Staphylococcus aureus including MRSA and bacterial virulence. Acticule has the right to grant sublicenses to third parties under the license agreement without prior approval from Versitech Limited and to assign the agreement to any successor to the business related to the license. In the event that Acticule makes an improvement to the licensed technologies, so long as the improvement does not incorporate any licensed patent, Acticule will be the owner to such improvement, subject to a non-exclusive royalty-free license being granted back to Versitech Limited for academic and research purposes only.

NLS-1: Prodrug of Epigallocatechin-3-Gallate (“Pro-EGCG”) for the treatment of Endometriosis

NLS-1 is a drug molecule derived from natural products (green tea) which appears to be effective for the treatment of endometriosis, a disease in which the tissue that normally lines the uterus (endometrium) grows outside the uterus. It can grow on the ovaries, fallopian tubes, bowels, or bladder. Rarely, it grows in other parts of the body. EGCG, a naturally occurring molecule extracted from green tea, appears to be efficacious for the treatment of endometriosis in preclinical animal models (Hum Reprod. 2014 29(8):1677; Hum Reprod. 2013 28(1):178; Fertil Steril. 2011 96(4):1021). However, the attractiveness of epigallocatechin-3-gallate as a drug candidate has been diminished by its chemical and metabolic instability (Hum Reprod. 2014 29(8):1677; Angiogenesis. 2013 16(1):59). The Company’s drug candidate, NLS-1 or EGCG octaacetate, is supposed to overcome these challenges. NLS-1 is an EGCG derivative synthesized by acetylation of the reactive hydroxyl groups, which appears to prevent generation of reactive phenoxide anions and radicals for dimerization and metabolism, thereby overcoming the chemical and metabolic instability of EGCG. Essentially, NLS-1 is a prodrug of EGCG (“Pro-EGCG”), a biologically inactive compound that can be metabolized in the body to produce EGCG.

Despite different hypotheses proposed for the pathogenesis of endometriosis, it is widely accepted that endometriosis is an angiogenesis-dependent disorder, and that angiogenesis plays an essential role in the growth and survival of endometriotic lesions. Endometriotic lesions require new vessel formation to deliver oxygen and nutrients that are essential to the development and progression of endometriosis. Dense vascularization is a typical pathological feature of endometriosis. Numerous peritoneal blood vessels can be observed around the endometriotic lesions during laparoscopy, and ectopic endometrium is highly vascularized under histological examination. Researchers have confirmed in animal models that angiogenesis occurs in endometriosis, by demonstrating the development of adjacent blood vessels from the surrounding vasculature into the endometriotic implants. Anti-angiogenesis therapy offers a potential novel treatment of endometriosis.

Data generated using an experimental endometriosis mouse model indicates that Pro-EGCG administered orally significantly inhibits the development, growth and angiogenesis of endometriosis with higher efficacy, bioavailability, anti-oxidation and anti-angiogenesis capabilities than EGCG. The studies appear to confirm the efficacy of oral Pro-EGCG for the treatment of endometriosis. Lead optimization of a candidate is being conducted and preclinical validation is currently underway. In our studies to date, compared to EGCG, Pro-EGCG shows superior efficacy, and long-lasting effect in reducing endometriotic lesion size in animal models.

As reflected in the foregoing charts and images, Pro-EGCG appears to limit the development of endometriosis in our mouse model with a higher efficacy than EGCG.

As reflected in the foregoing charts and images, Pro-EGCG appears to inhibit the angiogenesis of endometriosis in our mouse model with a higher efficacy than EGCG.

In an animal study as reflected in foregoing chart, oral Pro-EGCG exhibits superior efficacy over other conventional therapeutic agents, such as GnRH analog and other synthetic anti-angiogenesis agents, for the treatment of endometriosis. Our researchers observed no signs of stress, intolerance to anesthesia, surgery or implantation or any toxic responses to Pro-EGCG administration during the interventions.

Based on our research results, we believe that NLS-1 has the potential to become a First-in-Class drug derived from natural product for the non-hormonal treatment of endometriosis. The current approved treatment is hormonal therapy, which can cause severe undesirable side effects. At present, few non-hormonal therapeutics with different mechanisms are under preclinical or clinical development, such as

1)	BAY 1128688, which is a non-hormonal approach developed by Bayer HealthCare for endometriosis and which entered Phase 2 study in Spain in 2017 (https://adisinsight.springer.com/drugs/800041929.

2)	Small molecules co-developed by Bayer and Evotec that have entered Phase 1 studies (Source: https://www.businesswire.com/news/home/20180417006820/en/Evotec-Bayer-Advance-Endometriosis-Programme-Phase-Clinical).

Patent License

On July 3, 2017, the Company’s subsidiary, Aptorum Therapeutics Limited, entered into an exclusive license agreement with PolyU Technology and Consultancy Limited, The Royal Institution for the Advancement of Learning/McGill University, Wayne State University, H. Lee Moffitt Cancer Center and Research Institute Inc. and CUHK (all representing the licensors) for NLS-1. Pursuant to the license agreement, Aptorum Therapeutics Limited became the exclusive licensee of 5 U.S. patents, 1 European Patent, 1 PRC patent, 1 Indian patent and 1 Japanese patent, as well as 1 pending US patent application, 1 pending PRC patent application and 1 pending Hong Kong patent application.

Two technologies are claimed in the patents: “Epigallocatechin Gallate Derivatives for Inhibiting Proteasome,” which is jointly owned by PolyU Technology and Consultancy Limited, The Royal Institution for the Advancement of Learning/McGill University, Wayne State University and H. Lee Moffitt Cancer Center and Research Institute Inc. and “Pro-EGCG for Use in the Treatment of Endometriosis,” which is jointly owned by PolyU Technology and Consultancy Limited and CUHK. The licensors have nominated PolyU Technology and Consultancy Limited to represent them and take the lead in negotiating and managing the license.

With respect to the license scope, the territory of the license is worldwide and the field of the license is all field and applications. Aptorum Therapeutics Limited has the right to grant sublicenses under the license agreement with prior consent from the licensors, and such approval shall not be unreasonably withheld. In the event that Aptorum Therapeutics Limited develops any improvements or new development, such licensee inventions are to be jointly owned by the licensors and Aptorum Therapeutics Limited, so that both owners will have the right to use any such inventions for any purpose. In such a case, the Company expects to negotiate a separate agreement with the licensors governing the terms on which the licensors may use such inventions.

In addition, Aptorum Therapeutics Limited also committed to providing HK$3 million (US$384,615) of research funding before July 3, 2020 to sponsor research carried out by the three principle individual inventors upon their request with respect to further R&D on the licensed technologies subject to the successful application and outcome of the ITF matching scheme.

Finally, during the term of the license agreement and for two years thereafter, Aptorum Therapeutics Limited undertakes not to develop or commercialize any product that directly competes with any marketed product that is covered by the licensed technology.

Development Pipeline

As of the date of this prospectus, we have not submitted any applications for investigational new drugs (“IND”) to the US Food and Drug Administration (“FDA”). By 2020 or 2021, we expect to be in a position to submit at least one application for one of our drug candidates to commence trials in humans (INDs to the FDA or an equivalent application to the regulatory authorities in another jurisdiction such as the China Food and Drug Administrative (the “CFDA”) or the European Medicines Agency (“EMA”). However, there can be no assurance we will be able to make any such application by such time. Should we be delayed in making such filing or should such filing not be approved, our business will be adversely affected.

Other Significant Projects

The following provides additional detail regarding some of our Other Significant Projects:

VLS-1: Curcumin-conjugated superparamagnetic iron oxide nanoparticles (“Curcumin-MNP”) for MRI (“magnetic resonance imaging”) imaging of amyloid beta plaques in Alzheimer’s disease (“AD”)

VLS-1 is an MRI contrast agent, which the Company believes may enable superior imaging for identifying amyloid beta plaques in Alzheimer’s disease. VLS-1 differs from other existing contrast agents for amyloid imaging, such as Amyvid (Eli Lilly), Vizamyl (GE Healthcare) and Neuraceq (Piramal Healthcare), in the following respects: 1) utilization of a natural compound, curcumin, with a known high amyloid beta binding affinity and proven safety; 2) a nanoparticle-based system to enhance delivery efficiency to the brain; and 3) the combination of curcumin with iron oxide, known to be an effective MRI contrast agent.

VLS-2: mTOR-independent transcription factor EB activator (“MITA”) as autophagy activator for treatment of neurodegenerative diseases

Autophagy is an endogenous cellular mechanism for clearing multiple pathological protein aggregates including tau, the presence of which is believed to account for neurodegeneration in AD and other neurodegenerative diseases. mTOR is part of a biological pathway that is a central regulator of mammalian metabolism and physiology. Inhibition of mTOR activity is associated with various side effects, such as immunosuppression. Many other molecules that activate autophagy also inhibit mTOR activity. VLS-2 is a small drug molecule that appears to activate autophagy without inhibiting mTOR function. VLS-1 is currently at the lead discovery stage.

VLS-3: Novel retinal imaging agent for retinal imaging of amyloid plaques

VLS-3 consists of two components, a curcumin oral formulation and an integrated retinal imaging system. VLS-3 is currently at lead discovery stage. Curcumin is a naturally occurring molecule that binds to amyloid plaques and its fluorescent nature enables it to be easily detected. However, curcumin is a very challenging molecule due its low aqueous solubility and poor oral bioavailability. We intend to develop a new formulation to overcome some of these hurdles. Our prototype oral curcumin formulation exhibits an ability to disperse in aqueous media and yields a higher dissolution rate compared with the neat drug and a commercially available product. The current formulation has passed a short-term stability assessment and a long-term stability study is underway. Animal pharmacokinetic and efficacy studies are currently being planned. If tested successfully, the Company intends to market VLS-3 as a convenient and non-invasive means for preliminary screening of the retina prior to use of VLS-1 for a full brain MRI.

VLS-4: Other contrast agents for MRI diagnostics

In addition to VLS-1, the Company is actively developing a new class of MRI contrast agents for diagnosis of neurodegenerative diseases. The design of these agents takes into consideration the physicochemical properties that need to be optimized for best imaging performance, and the novel agents are currently undergoing rigorous evaluation.

ALS-2: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including MRSA

ALS-2 is a next generation small molecule targeting bacterial virulence for the treatment of bacterial infections caused by Staphylococcus aureus including MRSA. In our studies, ALS-2 appears to protect mice challenged with lethal doses of MRSA. The target site has been identified and animal efficacy and safety have been demonstrated. The compound structure is currently being optimized.

ALS-3: Small molecule acting synergistically with certain existing antibiotics

ALS-3 is a novel small molecule that appears to act synergistically with certain classes of existing antibiotics to overcome drug resistance. We are exploring ALS-3 for the treatment of bacterial infections including MRSA. The mode of action of ALS-3 has been defined and animal efficacy and safety have been demonstrated. The compound structure is currently being optimized.

NLS-2: An extract from Chinese Yam for relief of menopausal symptoms

NLS-2 is based on DO1, an extract isolated from Chinese Yam, Dioscorea opposita Thunb. In development for the treatment of menopausal syndrome, we expect NLS-2 is to be formulated into an oral dosage form or nasal spray for administration. Each therapy cycle is expected to last for 3 months. Menopausal syndrome refers to the symptoms experienced by women during menopause, such as hot flashes, mood disorders, night sweats, depression, nervous tension and insomnia that are related to estrogen deficiency. Our research suggests that NLS-2 stimulates estradiol biosynthesis in rat ovarian granulosa cells; induces estradiol and progesterone secretion in aged rats by upregulating expressions of follicle-stimulating hormone receptor and ovarian aromatase; counteracts the progression of osteoporosis and augments bone mineral density; and improves cognitive functioning by upregulating protein expressions of brain-derived neurotrophic factor and TrkB receptors in the prefrontal cortex. Furthermore, DOI does not appear to stimulate the proliferation of breast cancer and ovarian cancer cells, which suggests that it could be a more efficacious and safer alternative to hormone replacement therapy (Sci Rep. 2015 5:10179).

NLS-3: Extract from garlic for the treatment of and protection against retinal ischemia/reperfusion injury

NLS-3 is based on S-Allyl L-Cysteine (“SAC”), an active organosulfur compound in aged garlic extract which has been reported to possess antioxidative activity. In macrophages and endothelium, it has been shown that SAC possesses potent antioxidative effects involving the scavenging of superoxide radicals, hydroxyl radicals and hydrogen peroxide. Central/branch retinal artery/vein occlusion, glaucoma and, possibly, age related macular degeneration (“AMD”) are conditions associated with retinal ischemia. All these diseases may lead to severe complications or after-effects. Furthermore, after retinal ischemia/reperfusion (“I/R”), large amounts of reactive oxygen species (“ROS”) are produced, which attack nearby cells and cause tissue damage. Therefore, management of retinal ischemia is vital and NLS-3 is being developed for the treatment of and protection against ischemia/reperfusion injury.

SPLS-1: A quinoline derivate for liver cancer treatment

SPLS-1 is a novel quinoline derivative from Ephedra pachyclada intended for use in liver cancer therapy. Currently, sorafenib, a synthetic compound, is the only systemic treatment that demonstrates a statistically significant but modest overall survival benefit in liver cancer. We intend to develop SPLS-1 as an alternative treatment for liver cancer, which we believe will offer improved efficacy and safety.

SLS-1: Robotic Catheter Platform for Intra-operative MRI-guided Cardiac Catheterization

SLS-1 is our robotic catheter platform for MRI-guided cardiovascular intervention for the treatment of arrhythmia. The platform consists of a magnetic resonance imaging (“MRI-guided”) robotic electrophysiology (“EP”) catheter system, an MR-based positional tracking unit, and a navigation interface. This platform has the potential to offer a major step toward achievement of several clinical goals: (i) enhancing catheter manipulation and lesion ablation, which we believe will decrease the chance of arrhythmia recurrence; (ii) improving the safety of catheter navigation, thereby decreasing the rates of undesired or inadvertent tissue damage; and (iii) enhancing catheter control, thus facilitating shorter learning curves for surgeons and better treatment in more complex patient cases. Should such goals be demonstrated, patient outcomes should be improved, compensating for the cost of using MRI and reducing the overall expenditure.

A poster describing SLS-1 won the Best Poster Paper Award (Merit Prize) in IEEE ICRA 2017 Workshop on Surgical Robots and a demonstration of it won the Best Live Demonstration Prize in Surgical Robot Challenge 2016.

Aptorum Medical Limited - AML Clinic

Incorporated in August 2017, Aptorum Medical Limited is a Hong Kong-based company incorporated in Cayman Islands focused on delivering premium healthcare and clinic services. AML can draw on the expertise of many of the region’s most experienced medical practitioners, and is committed to providing a comprehensive cross-functional facility for healthcare professionals to practice evidence-based medicine and offer high-quality medical services to their patients. We also intend that AML will offer to conduct clinical trials of both the Company’s and third parties’ new drug and device products.

Effective as of March 2018, we leased office space in Central, the commercial and financial heart of Hong Kong, as the home to AML Clinic (See “Facilities”). We operate the AML Clinic under the name of Talem Medical. AML Clinic has commenced operation in June 2018.

The recently renovated medical center is staffed by our group of medical professionals and offers state-of-the-art facilities. Initially we expect to focus our expertise on treatment of chronic diseases resulting from modern sedentary lifestyles and an aging population.

Corporate History and Background

Aptorum was incorporated under the laws of the Cayman Islands on September 13, 2010. Our share capital is $100,000,000.00 divided into 60,000,000 Class A Ordinary Shares with a nominal or par value of $1.00 each and 40,000,000 Class B Ordinary Shares with a nominal or par value of $1.00 each.

Please see the chart illustrating our current corporate structure, under the heading of “Our Structure” in the Prospectus Summary, included earlier in this prospectus.

Prior to the completion of this Offering and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)). We have no current intention to rely on the controlled company exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

APTUS CAPITAL LIMITED, which has since been renamed to AENEAS CAPITAL LIMITED and which we refer to herein as Aeneas, was always under the direct ownership of Jurchen and not under the ownership chain of Aptorum Group. However, Aptus Asia Financial Holdings Limited (“AAFH”) was transferred out of the Aptorum Group on November 10, 2017 to be held directly by Jurchen Investment Corporation and that subsequently, APTUS CAPITAL LIMITED was then transferred to be under AAFH.

On March 1, 2017, the Company’s board of directors and shareholders resolved to restructure the Company from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries (the “Restructuring Plan”).

According to the Restructuring Plan, the 256,571.12 issued participating shares with par value of $0.01 (“Participating Shares”) were redeemed and 4,743,418.88 unissued Participating Shares were cancelled; following such redemption and cancellation, we no longer have any Participating Shares authorized or issued. Additionally, the Company authorized a class of securities consisting of 100,000,000 ordinary shares, par value $1.00 per share (“Ordinary Shares”) and issued 25,657,110 Ordinary Shares to our original investors.

During the period March 1, 2017 through October 13, 2017, an aggregate of 2,207,025 Ordinary Shares were issued at a price of approximately $3.90 per share in a private placement we described as a “Series A” offering. Each investor of the Series A offering, in addition to a subscription agreement, signed a shareholder agreement, which set forth the basic governance terms of the Company, as well as our capital structure. The shareholders agreement was terminated in October 2017.

On October 13, 2017, ordinary resolutions were passed at an extraordinary general meeting of the Company approving: (i) converting 72,135,865 of authorized but unissued Ordinary Shares into 54,573,619 authorized but unissued Class A ordinary shares, par value of $1.00 per share (“Class A Ordinary Shares”) and 17,562,246 authorized but unissued Class B ordinary shares, par value of $1.00 per share (“Class B Ordinary Shares”), respectively; (ii) converting 24,930,839 Ordinary Shares held by three shareholders into an aggregate of 2,493,085 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares; and (iii) converting 2,933,296 Ordinary Shares held by 24 shareholders into an aggregate 2,933,296 Class A Ordinary Shares. Following these issuances, we had 27 shareholders of record.

On October 19, 2017, we changed our name from APTUS Holdings Limited to our current name, Aptorum Group Limited.

Intellectual Property

The technologies underlying our various research and development projects are the subject of various patents and patent applications claiming, in certain instances, composition of matter and, in other instances, methods of use. Prosecution, maintenance and enforcement of these patents, as well as those on any future protectable technologies we may acquire, are and will continue to be an important part of our strategy to develop and commercialize novel medicines and medical devices, as described in more detail below. Through entering into license agreements with their owners, we have obtained exclusive rights to these patents, applications and related know-how in the U.S. and certain other countries to develop, manufacture and commercialize the products using or incorporating the protected inventions that are described in this Prospectus and that are expected to contribute significant value to our business. The technologies protected by these patents may also for the basis for the development of other products.

In addition to licensed intellectual property, our in-house science team has been actively developing our own proprietary intellectual property. No patent applications have yet been filed in the Company’s own name for the Lead Projects. We have, however, filed one U.S. provisional patent application to protect proprietary technology we developed for one Significant Project (VLS-3).

The value of our drug and device products will depend significantly on our ability to obtain and maintain patent and other proprietary protection for those products, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of other parties.

The following table sets forth a list related to our Lead Projects of our patent rights under the exclusive licenses as of the date of this prospectus:

Project Company / Project name	License Agreement	Licensor(s)	Licensee	Licensed / IP Rights	Patent Expiration Dates
Acticule / ALS-1	Exclusive Patent License Agreement, dated October 18, 2017 First Amendment to Exclusive License Agreement, dated July 7, 2018	Versitech Limited	Acticule Life Sciences Limited	Exclusive licensee: 1 U.S. patent (US9212177), 1 European Patent (EP2462138B1), 1 PRC patent (CN102596946B), 1 German patent (DE60 2010 019 171.0)	The U.S. patent will expire in 2031; the European Patent in 2030; the PRC patent in 2030 and the German patent in 2030.

Acticule / ALS-4	Exclusive Patent License Agreement, dated October 18, 2017 First Amendment to Exclusive License Agreement dated July 7, 2018	Versitech Limited	Acticule Life Sciences Limited	Exclusive licensee: 1 pending U.S. provisional application (US62/535,540) directed to ALS-4, in which we intend to seek patent protection in U.S., PRC and Europe claiming priority to said provisional application	Any patent based on the application, if granted, will have a 20-year patent term from 2018.

Nativus / NLS-1	1) Exclusive License Agreement, dated July 3, 2017 2) Addendum to License Agreement, dated February 9, 2018	1) PolyU Technology and Consultancy Company Limited 2) McGill University 3) Wayne State University 4) H. Lee Moffitt Cancer Center and Research Institute Inc. 5) The Chinese University of Hong Kong	APTUS Therapeutics Limited	Exclusive licensee: 5 U.S. patents (US9713603, US7544816, US8193377, US8710248, US9169230), 1 European Patent (EP1778663), 1 PRC patent (CN101072764B), 1 Indian patent (IN263365) and 1 Japanese patent (JP5265915), as well as 1 pending U.S. application (US20170281591A1), 1 pending PRC application (CN104703596A), and 1 pending Hong Kong application (HK15111955.3) directed to NLS-1	The U.S., European and PRC patents covering the compound will expire in 2025; the indication U.S. patent will not expire until 2032.

Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drug and device candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent. If appropriate, the Company may seek to extend the period during which it has exclusive rights to a product by pursuing patent term extensions and marketing exclusivity periods that are available from the regulatory authorities of certain countries (including the United States) and the European Patent Office (“EPO”).

Even though the Company has certain patent rights, the ability to obtain and maintain protection of biotechnology and pharmaceutical products and processes such as those we intend to develop and commercialize involves complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the U.S. The scope of patent protection outside the United States is even more uncertain. Changes in the patent laws or in interpretations of patent laws in the United States and other countries have diminished (and may further diminish) our ability to protect our inventions and enforce our IP rights and, more generally, could affect the value of IP.

While we have already secured rights to a number of issued patents directed to our drug candidates, we cannot predict the breadth of claims that may issue from the pending patent applications and provisional patents that we have licensed or that we have filed. Substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in other parties having a number of issued patents, provisional patents and pending patent applications relating to such areas. The patent examiner in any particular jurisdiction may take the view that prior issued patents and prior publications render our patent claims “obvious” and therefore unpatentable or require us to reduce the scope of the claims for which we are seeking patent protection.

In addition, patent applications in the United States and elsewhere generally are not available to the public until at least 18 months from the priority date, and the publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs and devices similar to our drug and device candidates may have already been filed, which (if they result in issued patents) could restrict or prohibit our ability to commercialize our drug and device candidates.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other IP rights. Our ability to prevent competition for our drug and device candidates and technologies will depend on our success in obtaining patents containing substantial and enforceable claims for those candidates and enforcing those claims once granted. With respect to any applications which have not yet resulted in issued patents, there can be no assurance that meaningful claims will be obtained. Even issued patents may be challenged or invalidated. If others have prepared and filed patent applications in the United States that also claim technology to which we have filed patent applications or otherwise wish to challenge our patents, we may have to participate in interferences, post-grant reviews, inter parties reviews, derivation or other proceedings in the USPTO and other patent offices to determine issues such as priority of claimed invention or validity of such patent applications as well as our own patent applications and issued patents. Patents may also be circumvented, and our competitors may be able to independently develop and commercialize similar drugs or mimic our technology, business model or strategy without infringing our patents. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

We may rely, in some limited circumstances, on unpatented trade secrets and know-how to protect aspects of our technology. However, it is challenging to monitor and prevent the disclosure of trade secrets. We seek to protect our proprietary trade secrets and know-how, in part, by entering into confidentiality agreements with consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, giving our competitors knowledge of our trade secrets and know-how, and we may not have adequate remedies for any such breach, in which case our business could be adversely affected. Our trade secrets will not prevent our competitors from independently discovering or developing the same know-how. Although our agreements with our consultants, contractors or collaborators require them to provide us only original work product and prohibit them from incorporating or using IP owned by others in their work for us, if they breach these obligations, disputes may arise as to the rights in any know-how or inventions that arise from their work.

Our commercial success will also depend in part on not infringing the proprietary rights of other parties. Although we seek to review the patent landscape relevant to our technologies on an ongoing basis, we may become aware of a new patent which has been issued to others with claims covering or related to aspects of one of our drug or device candidate. The issuance of such a patent could require us to alter our development plans for that candidate, redesign the candidate, obtain a license from the patent holder or cease development. Our inability to obtain a license to proprietary rights that we may require to develop or commercialize any of our drug and device candidates would have a material adverse impact on us.

(See “Risk Factors – Risks Related to Our Intellectual Property”)

Trademarks

As at the date of this prospectus, we have four registered EU Trade Marks (“EUTM”) on “Aptorum Therapeutics,” “Videns Life Sciences” and the company logos, and we are in the process of applying for registration of registered trademarks in other jurisdictions including the U.S., United Kingdom, the PRC and Hong Kong.

Specifically, we own certain unregistered trademark rights or have submitted applications for trademarks in, for example, “Aptorum Therapeutics,” “Videns Life Sciences,” “Claves Life Sciences,” “Acticule,” “Nativus Life Sciences,” “Scipio Life Sciences,” “Signate,” “Talem” and our company logos.

All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Important Advisors and Consultants to the Company

In addition to Company management, the following individuals provide the Company with significant advice and insight in their respective fields:

Senior Clinical Advisors of Aptorum Therapeutics Limited

DR. NISHANT AGRAWAL

Dr. Agrawal, MD, has been serving as the Director of Head and Neck Surgical Oncology, and Professor of Surgery at The University of Chicago School of Medicine since October 2015. He is specialized in management of patients with benign and malignant tumors of the head and neck, and has been practicing Otolaryngology - Head and Neck Surgery, at The University of Chicago Medicine, and Center for Advanced Medicine, both in Chicago since 2009.

Dr. Agrawal's work has achieved international recognition in the field of head and neck surgical oncology, as well as head and neck cancer genetics. Under his leadership, a team of researchers completed a landmark study that examined the genome of head and neck squamous cell carcinoma. His team has published extensively in the genomic landscapes of major head and neck cancers, including esophageal squamous cell carcinoma, esophageal adenocarcinoma, medullary thyroid cancer, adenoid cystic carcinoma, and mucoepidermoid carcinoma. Dr. Agrawal then applied these findings to identify tumor DNA as a biomarker that improves cancer diagnostics in the saliva and plasma of patients with head and neck squamous cell carcinoma. His researches focus on the application of cancer genetics to design diagnostic approaches to reduce morbidity and mortality from head and neck cancer.

In addition to his clinical and research contributions, Dr. Agrawal is an accomplished educator-teaching medical students, residents, and fellows about the management of patients with head and neck cancer. Prior to joining the University of Chicago, Dr. Agrawal was an associate professor at Johns Hopkins University, where he completed his medical training in 2001, followed by internship and residency.

In addition, Dr. Agrawal was granted fellowships from the Memorial Sloan Kettering Cancer Center, New York (Head and Neck Surgical Oncology), and from Johns Hopkins University School of Medicine, Baltimore (Molecular Genetics). He holds numerous Memberships from accredited American medical associations and institutions.

DR. HENRY CHAN LIK YUEN

Dr. Chan has been serving as an Assistant Dean (External Affairs) at the Faculty of Medicine at CUHK, and the Head of Division of Gastroenterology and Hepatology, Department of Medicine and Therapeutics, since January 2013.

Dr. Chan specializes in Gastroenterology and Hepatology. Key areas of his research interest include viral hepatitis, liver fibrosis, liver cancer, anti-viral therapy, and fatty liver disease. Currently, Dr. Chan is also the Director at the Institute of Digestive Disease, the Director at the Centre for Liver Health, and the Director at the Office of Global Engagement. His other honorary appointments include the Chairman for the Strategic and Technical Advisory Committee for Viral Hepatitis at the Western Pacific Regional Office of World Health Organization (“WHO”).

Dr. Chan is a key investigator in over 30 Phase 1 to Phase 4 international trials on antiviral treatment of chronic hepatitis B and C, and is the global lead author in publications on peginterferon-alfa, peginterferon-lambda, telbivudine, tenofovir disoproxil fumarate, and tenofovir alafenamide for the treatment of viral hepatitis B. He has received numerous local, national, and international research awards including the Excellent Research Award by the Food and Health Bureau, Hong Kong in 2010 and 2014, and the National Award for Science and Technology Progress in 2012. He has published over 400 papers in peer-reviewed journals.

Dr. Chan graduated in medicine and completed his doctoral degree at CUHK in August 2001, where he was also appointed to a full professorship in the Department of Medicine and Therapeutics in August 2008. He is currently a Fellow of the Hong Kong College of Physicians, a Fellow of the Royal College of Physicians of Edinburgh and London, a fellow of the American Association for the Study of Liver Diseases, and an Honorary Consultant at the Prince of Wales Hospital. Prior to this, he joined the staff of the Prince of Wales Hospital in July 1993.

Senior Advisors of Aptorum Therapeutics Limited

DR. PHILIP WY CHIU

Dr. Philip Chiu has been a Professor of Department of Surgery, Institute of Digestive Disease since August 2010; the Director of CUHK Jockey Club Minimal Invasive Surgical Skills Center since November 2011; the Director of CUHK Chow Yuk Ho Technology Center for Innovative Medicine and the Assistant Dean (External Affairs), Faculty of Medicine, CUHK, since 2013.

Dr. Chiu graduated from the Faculty of Medicine, CUHK in 1994 with two scholarships. He became a fellow of the Royal College of Surgeons of Edinburgh, Hong Kong Academy of Medicine in 2001 and received his Doctor of Medicine at CUHK in 2009. Dr. Chiu was the first to perform endoscopic submucosal dissection (“ESD”) for the treatment of early GI cancers in Hong Kong. In 2010, he performed the first Per-oral Endoscopic Myotomy (“P.O.E.M.”) in Hong Kong. His research interests include upper gastrointestinal bleeding, esophageal cancer and minimally invasive and robotic esophagectomy, novel endoscopic technology for diagnosis of early GI cancers, ESD and novel endoscopic procedures as well as Natural Orifices Transluminal Endoscopic Surgery (“NOTES”).

Currently Dr. Chiu is an honorary treasurer of the College of Surgeons of Hong Kong. He published over 100 peer-reviewed journals and four book chapters. He has received numerous prestigious awards including State Scientific Technology and Progress Award from the PRC in 2007 and 2nd class award in Technological Advancement, Ministry of Education of the PRC in 2011. Recently his research on P.O.E.M. was awarded the best of DDW 2011 and the first prize of ASGE world cup of endoscopy 2012. He is currently an associate editor of Digestive Endoscopy and co-editor of Endoscopy.

DR. VINCENT MOK CHUNG TONG

Dr. Vincent Mok has been serving as the Assistant Dean (Admissions) at the Faculty of Medicine, CUHK since January 2014, the Head of Division of Neurology of the Department of Medicine and Therapeutics, since December 2016 and has been appointed as the Mok Hing Yiu Professor of Medicine since November 2017. He has also been serving in Master Programme in Stroke and Clinical Neurosciences since July 2007.

Dr. Mok specializes in Neurology, Dementia, and Movement disorders. Key areas of research interest include Vascular Cognitive Impairment, Cerebral Small Vessel Disease, Neuroimaging in Cognitive Impairment, and Parkinson’s Disease. Dr. Mok has also been serving as a Convener of Lui Che Woo Institute of Innovative Medicine - Brain Theme since January 2017, the Director of Therese Pei Fong Chow Research Centre for Prevention of Dementia since May 2016, and Executive Committee Member of Chow Yuk Ho Technology Center for Innovative Medicine since January 2015.

Dr. Mok’s qualifications include: Doctor of Medicine at CUHK (December 2005), Fellow of the Royal College of Physicians (Edinburgh) (July 2007), Fellow of the Hong Kong Academy of Medicine (December 2000), Fellow of the Hong Kong College of Physicians (July 2000), Member of the Royal College of Physicians (November 1996), and Bachelor of Medicine and Bachelor of Surgery (University of Sydney) (April 1993).

External Experts serve as the members of Aptorum Therapeutics Limited’s Scientific Assessment Committee

The purpose of the Assessment Committee is to provide valuable input from a scientific perspective towards potential acquisition opportunities or licensing opportunities of life science innovations.

DR. WILLIAM WU KA KEI

Dr. William Wu has been an Assistant Professor in the Department of Anaesthesia and Intensive Care at CUHK since December 2014. Prior to this, Dr. Wu was appointed as a Research Assistant Professor in the Institute of Digestive Diseases at CUHK from December 2011 to November 2014. He is an expert in molecular pharmacology and toxicology. He has published extensively in cancer biomarkers and novel therapeutics, with over 220 peer-reviewed journals published on international journals, including Nature Communications, Molecular Biology and Evolution, Autophagy, Cell Research, and Cancer Research, and six book chapters with citations over 6,000 and an h-index of 40 (Scopus). His research has been recognized both nationally and internationally. He has earned his Fellowship of the Royal College of Pathologists (FRCPath) from his original works in toxicology, and has been conferred the Young Research Award by CUHK, the First-Class Higher Education Outstanding Scientific Research Output Award (Natural Science) by the Ministry of Education of the PRC, and the Second-Class State Natural Science Award.

Dr. Wu obtained his Ph.D. in Medical Sciences in December 2009 and received post-doctoral training from 2009 to 2011 in the Institute of Digestive Diseases both from CUHK.

DR. JASON Y. K. CHAN

Dr. Jason Chan has been an Assistant Professor in the Department of Otorhinolaryngology, Head & Neck Surgery at CUHK since September 2014. Between June 2013 and September 2014, Dr. Jason Chan satisfied the Hong Kong Medical Council’s requirements to practice medicine in Hong Kong and obtained his American Board certification while continuing his research interests. Dr. Chan graduated from Guy’s, King’s and St Thomas’ School of Medicine in London in July 2005, followed by completion of specialist training in Otolaryngology, Head and Neck surgery at the Johns Hopkins School of Medicine with advanced training in head and neck surgery on microvascular reconstruction and robotics in June 2013.

His research interests include genomics, microbiome, diagnosis, treatment and surveillance of head and neck cancers and the development of novel robotic applications for head and neck surgery.

Dr. Chan’s qualifications include: Licentiate of Medical Council of Hong Kong, Bachelor of Medicine and Bachelor of Surgery (London), Diplomate American Board of Otolaryngology, Head and Neck Surgery, Fellow of the Hong Kong College of Otorhinolaryngology, Fellow of the Hong Kong Academy of Medicine (Otorhinolaryngology), and Fellow of the Royal College of Surgeons Edinburgh (Otolaryngology).

DR. KA-WAI KWOK

Dr. Ka-Wai Kwok has been serving as Assistant Professor in Department of Mechanical Engineering, HKU since August 2014. He has also been serving as an Adjunct Assistant Professor in the School of Science and Engineering at The Chinese University of Hong Kong, Shenzhen (“CUHK SZ”), since October 2016.

His research interests focus on surgical robotics, intra-operative medical image processing, and their uses of high-performance computing techniques. To date, he has been involving in various designs of surgical robotic devices and interfaces for endoscopy, laparoscopy, stereotactic and intra-cardiac catheter interventions. His works have been highly recognized and winning several awards from IEEE international conferences in robotics and computing, including ICRA’18, RCAR'17, ICRA’17, ICRA’14, IROS’13 and FCCM’11, Hamlyn Symposium’12 and ’08, and Surgical Robot Challenge’16. He also became the recipient of Early Career Awards 2015/16 offered by Research Grants Council of Hong Kong. He currently serves as associate editor for an academic journal, “Frontier in Robotics and AI”.

He obtained his Ph.D. in The Hamlyn Centre for Robotic Surgery, Department of Computing, Imperial College London in March 2012, where he continued research on surgical robotics as a postdoctoral fellow between March 2012 and May 2013 and obtained the Croucher Foundation Fellowship between August 2013 and August 2014. This subsequently supported his research jointly hosted by The University of Georgia and Brigham and Women's Hospital - Harvard Medical School.

DR. KENNY YU KWOK HEI

Dr. Kenny Yu was appointed as the NIHR Academic Clinical Lecturer at the University of Manchester in the United Kingdom in 2017.

Dr. Kenny Yu commenced specialist training in Neurosurgery at Salford Royal Hospital, United Kingdom in 2008 and attained his FRCS (Surgical Neurology) specialist qualification in 2018. His research interests are in myeloid cell infiltration in malignant gliomas, intra-tumoral delivery of therapeutics and in the application of advanced data analytical technology for biological and clinical datasets. He completed his Ph.D. in 2016 at the Stem Cell and Neurotherapies Laboratory at the University of Manchester under Prof Brian Bigger and subsequently completed a post-doctoral research fellowship at Dr. Peter Dirks laboratory in Toronto, Canada.

Dr. Yu’s key areas of research interests include Neurosurgery, Neuro-oncology, Cancer Inflammation and Cancer Immunology.

DR. OWEN KO HO

Dr. Ko has been serving as a principal investigator and executive committee member at the Gerald Choa Neuroscience Center since 2017, a principal investigator at the Li Ka Shing Institute of Health Sciences and a clinical lecturer in the Department of Medicine and Therapeutics since 2016, with all appointments at CUHK. Leading a team with diverse expertise in biology, chemistry and engineering, his research work focuses on the principles by which neural circuits mediate sensory perception and learning, as well as development of novel neuroimaging techniques.

Dr. Ko was admitted to the Bachelor of Medicine and Bachelor of Surgery Programme (MBChB) at CUHK in 2005. After completing his second year of studies, he pursued a one-year Intercalated Bachelor of Medical Sciences (BMedSci), followed by a three-year Ph.D. program in neuroscience at University College London (“UCL”) in the UK under the guidance of Professor Thomas Mrsic-Flogel. In 2012, Dr. Ko returned to Hong Kong and completed clinical training in 2015. He has published two first-authored Nature papers and one first-authored Nature Neuroscience paper from his Ph.D. studies. His breakthrough research has led to his runner-up award of the 2014 Eppendorf & Science Prize for Neurobiology, as the first awardee in Hong Kong.

DR. WAI-LUNG NG

Dr. Wai-Lung Ng obtained his B.Sc. degree with a First-Class Honors in Chemistry from CUHK in 2010. With the support of the Hong Kong Ph.D. Fellowship and T.C. Cheng Postgraduate Scholarship, he completed his Ph.D. studies at CUHK in 2014. He was a Fulbright Scholar (2013-2014) at Massachusetts Institute of Technology (“MIT”), under the support from Lee Hysan Foundation and the Fulbright Program. He was then recruited to University of Oxford as a Croucher Foundation Postdoctoral Fellow from 2014-2016. He is currently a research fellow at Dana-Farber Cancer Institute/Harvard Medical School, researching in the field of chemical biology and cancer epigenetics.

Dr. Ng has strong interest in understanding diseases at the molecular level with a goal of developing tools to diagnose and treat them. His Ph.D. research focused on the synthesis of a new class of anti-diabetic agents, namely sodium-dependent glucose co-transporter 2 (“SGLT2”) inhibitors. His research work has led to the identification of several stable, potent and selective SGLT2 inhibitors that potentially provide an alternative solution for treating diabetes. The central aim of his current research is to uncover the underlying mechanism of epigenetic regulations and to develop novel treatments for cancers and other human diseases.

DR. SUNNY WONG HEI

Dr. Sunny Wong has been an Assistant Professor in the Department of Medicine and Therapeutics, and an investigator at the laboratory of the Li Ka Shing Institute of Health Science at CUHK since December 2013. He is also the leader of the Clinical Metagenomics Research Group, with a focus to study the mechanistic role and translational potential of host-microbial interactions in diseases.

Dr. Wong has been a specialist in Gastroenterology and Hepatology since September 2016, and is a Physician-Scientist with expertise in genomics and molecular microbiology. He has published over 60 peer-reviewed journals in international journals, including the New England Journal of Medicine, Nature Genetics, Nature Communications, Gastroenterology and Gut as of December 2017. He has been an investigator in epidemiological studies and clinical trials, and a member of the local clinical research ethics committee since 2016.

Dr. Wong’s qualifications include: MBChB(Hons)(CUHK) (June 2006); DPhil (Oxon) (June 2010); MRCP (UK) (February 2012); FHKCP (September 2016); FHKAM (Medicine) (December 2016); FRCP (Edin) (September 2017); FRCPath (February 2018).

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our development and commercialization experience, scientific knowledge and industry relationships provide us with competitive advantages, we face competition from pharmaceutical and biotechnology companies, including specialty pharmaceutical companies, and generic drug companies, academic institutions, government agencies and research institutions.

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs and devices for the diagnosis and treatment of diseases for which we are developing products or technology. Moreover, a number of additional drugs are currently in clinical trials and may become competitors if and when they receive regulatory approval.

Many of our competitors have longer operating histories, better name recognition, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and greater financial, technical or marketing resources than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current drug candidates, or any future drug candidates we may develop, or obtain regulatory approval for their products more rapidly than we may obtain approval for our current drug candidates or any such future drug candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of drug and device candidates that are safer and more effective than competing products.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, pricing, export and import of drug and device products (“Regulated Products”), such as those we are developing. Generally, before a new Regulated Product can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized to address the requirements of and in the format specific to each regulatory authority, submitted for review and approved by the regulatory authority. This process is very lengthy and expensive, and success is uncertain.

Regulated Products are also subject to other federal, state and local statutes and regulations in the United States and other countries, as applicable. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the regulatory authority’s refusal to approve pending applications, withdrawal of an approval, clinical holds, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, disbarment, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any such administrative or judicial enforcement action could have a material adverse effect on us.

As the Company’s principal place of business is in Hong Kong, and because AML Clinic is located there, the Company is subject to various Hong Kong laws and regulation covering its business activities there, described in further detail below. Also, the Company anticipates that, if it obtains marketing approval for any of its drug and device candidates, it intends to focus its marketing and sales efforts primarily in three regions: the United States, Europe and China. The regulatory framework for each of these regions is described below.

U.S. Drug Development Process

The process of obtaining regulatory approvals and maintaining compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions or lead to voluntary product recalls. Administrative or judicial sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of non-clinical laboratory tests, preclinical studies according to cGLP and manufacturing of clinical supplies according to cGMP;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	approval by an independent IRB, at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to cGCP, to establish the safety and efficacy of the proposed product for its intended use;

●	preparation and submission to the FDA of an NDA, for a drug;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP; and

●	payment of user fees and the FDA review and approval of the NDA.

Devices are subject to different forms of testing and approval, but (except for certain laboratory-developed diagnostic tests) still require satisfaction of various FDA requirements in order to be brought to market. As of the date of this prospectus, the device candidate currently under development is SLS-1. We do not currently have a commercialization timeline for SLS-1 and cannot assure you that SLS-1 will ever be ready for commercialization.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our drug candidates, or any future drug candidates we may develop, will be granted on a timely basis, if at all.

Once a drug candidate is identified for development, it enters the non-clinical testing stage. Non-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as preclinical studies. An IND sponsor must submit the results of the non-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND prior to commencing any testing in humans. An IND sponsor must also include a protocol detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some non-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all products within a certain class of products. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials for certain duration or for certain doses.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with cGCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB representing each institution participating in a clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB is responsible for protecting the rights of clinical trial subjects and considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted to the FDA for review, and to the IRBs for approval. Protocol detail, among other things, includes the objectives of the clinical trial, testing procedures, sublease selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. Phase 1 includes the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies also evaluate drug metabolism, structure-activity relationships, and the mechanism of action in humans. These studies also determine which investigational drugs are used as research tools to explore biological phenomena or disease processes. The total number of subjects included in Phase 1 studies varies with the drug, but is generally in the range of twenty to eighty.

●	Phase 2. Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

●	Phase 3. Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase 3 studies are designed to provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and clinical investigators within 15 calendar days for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug candidate. Additionally, a sponsor must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction no later than 7 calendar days after the sponsor’s receipt of the information. There is no assurance that Phase 1, Phase 2 and Phase 3 testing can be completed successfully within any specified period, or at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to subjects.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product drug and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product drug does not undergo unacceptable deterioration over its shelf life.

The results of product development, non-clinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug. The FDA reviews all NDAs submitted within 60 days of submission to ensure that they are sufficiently complete for substantive review before it accepts them for filing. If the submission is accepted for filing, the FDA begins an in-depth substantive review.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

If after such review a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. Any products for which we receive the FDA approval would be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with the FDA promotion and advertising requirements. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a product’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA also may conclude that an NDA may only be approved with a Risk Evaluation and Mitigation Strategy designed to mitigate risks through, for example, a medication guide, physician communication plan, or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Post-Approval Requirements

Any products for which we receive the FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with the FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior the FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further the FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product’s marketing or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or consent decrees, or civil or criminal penalties, or may lead to voluntary product recalls.

Patent Term Restoration and Marketing Exclusivity

Because drug approval can take an extended period of time, there may be limited remaining life for the patents covering the approved drug, meaning that the company has limited time to use the patents to protect the sponsor’s exclusive rights to make, use and sell that drug. In such a case, U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date.

In addition, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval.

In the future, if appropriate, we intend to apply for restorations of patent term and/or marketing exclusivity for some of our products; however, there can be no assurance that any such extension or exclusivity will be granted to us.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of the FDA-regulated products, including drugs are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pharmaceutical Coverage, Pricing and Reimbursement

Much of the revenue generated by new Regulated Products depends on the willingness of third-party payors to reimburse the price of the product. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which is not required to include all of the FDA-approved products for a particular indication. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Unfavorable coverage or reimbursement policies regarding any of the Company’s products would have a material adverse impact on the value of that product.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business.

Patient Protection and the Affordable Care Act

The Affordable Care Act, enacted in March 2010, includes measures that have or will significantly change the way health care is financed in the United States by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

●

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The Affordable Care Act increased pharmaceutical manufacturers’ rebate liability on most branded prescription drugs from 15.1% of the average manufacturer price to 23.1% of the average manufacturer price, added a new rebate calculation for line extensions of solid oral dosage forms of branded products, and modified the statutory definition of average manufacturer price. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and expanding the population potentially eligible for Medicaid drug benefits.

●

In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing.

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The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the “donut hole”).

●	The Affordable Care Act imposed an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee does not apply to sales of certain products approved exclusively for orphan indications.

In addition to these provisions, the Affordable Care Act established a number of bodies whose work may have a future impact on the market for certain pharmaceutical products. These include the Patient-Centered Outcomes Research Institute, established to oversee, identify priorities in, and conduct comparative clinical effectiveness research, the Independent Payment Advisory Board, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program, and the Center for Medicare and Medicaid Innovation within the Centers for Medicare and Medicaid Services, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will use our product candidates if we gain approval for any of them.

European Union Regulation

Regulation in the European Union

The process governing approval of medicinal products in the EU generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, non-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the European Medicines Authority, or EMA, for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on cGCP, a system for the approval of clinical trials in the EU (the equivalent of the IND process in the United States) has been implemented through national legislation of the Member States. Under this system, an applicant must obtain approval from the competent national authority of an EU Member State in which the clinical trial is to be conducted or in multiple Member States if the clinical trial is to be conducted in a number of Member States. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The clinical trial application, or CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the Member States and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will apply in 2019. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new regulation, which will be directly applicable in all Member States, aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system (the equivalent of the NDA process in the United States), an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established by the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU under Directive 2001/83EC, as amended.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized EU marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

As in the United States, there is a separate regulatory framework for approval of medical devices. If the Company determines to commercialize SLS-1 or another medical device, it will become subject to all of the requirements for approval required by those regulations.

PRC Regulation

In order to protect our potential market in the PRC, we have obtained an exclusive license of certain PRC patents directed to certain of the drug candidates that we are developing and are currently seeking approval of additional patent and other IP filings in the PRC. We do not otherwise conduct business in the PRC. Seeking IP approval in the PRC subjects us to some of the rules and practices of the PRC government. Since the Company intends eventually to market its products in the PRC, at least some of our drug candidates may become subject to regulatory approval and marketing authorization in the PRC.

Hong Kong Regulation

The operations of AML Clinic in Hong Kong are subject to certain general laws and regulations in relation to Chief Medical Professionals, trade description and safety of consumer goods, medical advertisement and importation, exportation, dealing in and sale of pharmaceutical products and drugs.

Medical Clinics Ordinance

The Medical Clinics Ordinance provides for the registration, control and inspection of medical clinics. It requires a medical clinic to be registered, with name and address and other prescribed particulars. “Medical clinic” means any premises used or intended to be used for the medical diagnosis or treatment of persons suffering from, or believed to be suffering from, any disease, injury or disability of mind or body, with specific exceptions, including private consulting rooms used exclusively by registered medical practitioners in the course of their practice on their own account and not bearing any title or description which includes the word “clinic” or “polyclinic” in the English language.

The application of registration may be refused if:

(i)	the income derived or to be derived from the establishment or operation of the clinic is not, or will not be, applied solely towards the promotion of the objects of the clinic; or

(ii)	any portion of such income, except payment of remuneration to employed registered medical practitioners, nurses and menial servants, will be paid by way of dividend, bonus or otherwise howsoever by way of profit to the applicant himself, or to any persons properly so employed, or to any other persons howsoever.

We do not believe that the Medical Clinic Ordinance is applicable to the business of our Group, having considered, among others, the following:

(iii)	the legislative intent behind the Medical Clinics Ordinance was to provide for registration of non-profit making clinics;

(iv)	the Food and Health Bureau of Hong Kong published a consultation document, “Regulation of Private Healthcare Facilities” in 2014 which specifically states that the Medical Clinics Ordinance and the Code of Practice For Clinics Registered Under The Medical Clinics Ordinance (Chapter 343 of the Laws of Hong Kong) set out the regulatory framework for non-profit-making medical clinics and that other private healthcare facilities, such as ambulatory medical centers and clinics operated by medical groups or individual medical practitioners, are not subject to direct statutory control beyond the regulation of an individual’s professional practice; and

(v)	our business is one which makes and intends to continue making profit as a listed entity. The payment of bonuses to some of our Hong Kong Doctors is clearly a reflection of the profit-making nature of our business.

Hence, we do not believe that AML Clinic is required to be registered under the Medical Clinics Ordinance.

Waste Disposal Ordinance

The Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”) and the Waste Disposal (Clinical Waste) (General) Regulation (Chapter 354O of the Laws of Hong Kong) (the “WDR”) provide for, among others, the control and regulation of the production, storage, collection and disposal of clinical waste.

Under the WDO, clinical waste means waste consisting of any substance, matter or thing generated in connection with:

●	a dental, medical, nursing or veterinary practice;

●	any other practice, or establishment (howsoever described), that provides medical care and services for the sick, injured, infirm or those who require medical treatment;

●	dental, medical, nursing, veterinary, pathological or pharmaceutical research; or

●	a dental, medical, veterinary or pathological laboratory practice,

and which consists wholly or partly of any of the materials specified in one or more of the groups listed below:

●	used or contaminated sharps;

●	laboratory waste;

●	human and animal tissues;

●	infectious materials;

●	dressings; and

●	such other wastes as specified by the Director of the Environmental Protection Department (“EPD”) of Hong Kong.

Given the medical services provided by AML Clinic and the research works in our R&D Center may produce used or contaminated sharps such as syringes and needles as well as dressings, we are subject to WDO, WDR and the Code of Practice.

Rest of the World Regulation

For other countries in the world, the requirements governing the conduct of clinical trials, medical product licensing, pricing and reimbursement vary from country to country. In all cases if clinical trials are required, they must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of the date of this prospectus, we have 43 employees, including 41 full-time employees and two part-time employees. Of these, 13 are engaged in full-time research and development and laboratory operations, 24 are engaged in general and administrative functions, four are full-time employees engaged in the clinic operation and two part-time employees are engaged in sponsored research and development, laboratory operations and legal clerical support. As of the date of this prospectus, 42 of our employees are located in Hong Kong and 1 of our employees is located in the UK. In addition, we have engaged and may continue to engage 26 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Facilities

We have several operating leases, primarily for offices. Our principal executive offices are located in Hong Kong; we also have offices in London and Jersey City.

Our facilities in Hong Kong consists of: (i) 638 square foot lab space under a lease that commenced in December 2017 and expires in December 2020, that carries a monthly rent of $2,127 and which is used for the center run by APD (the “R&D Center”); (ii) 851 square foot office space under a lease that commenced in December 2017 and expires in December 2020 that carries a monthly rent of $2,509, which is also used for the center run by APD (the “HKSTP Office Space”); and (iii) 3,250 square foot office space under a lease that commenced in February 2018 and expires in January 2021 and that carries a monthly rent of $16,667 (the “Guangdong Investment Tower Lease”). (See “Transactions with Related Persons – Leased Facilities”)

Pursuant to the lease agreement for the R&D Center, we are also obligated to pay $1,090 per month as service charges (this is an increase, as of April 2018, from $1,058 per month with one month notice from landlord in accordance with the lease).

Pursuant to the lease agreement for the HKSTP Office Space, we are also obligated to pay $666 per month as service charges (this is an increase, as of April 2018, from $633 per month with one month notice from landlord in accordance to the lease).

Our office space in London consists of approximately 111 square feet under a lease that commenced in April 2018 and expires in September 2018 and has a rent of $2,814 per month. Our office space in Jersey City, New Jersey consists of approximately 81 square feet under a lease that commenced in April 2018 and expires in October 2019 and has a rent of $1,466 per month.

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, and renewal or purchase options.

Effective March 2018, we entered into a 4-year rental agreement to lease a facility in Central Hong Kong (the “AML Lease”), which is home to AML Clinic. The AML Lease is guaranteed by Clark Cheng, our Chief Medical Officer and one of our Executive Directors, who is also an executive director of AML. The facility covered by the AML Lease is a 3,173 square foot space that carries a monthly rent of approximately $29,500 for the first year; the monthly rent increases each year thereafter by about $810 per month. We must also pay a monthly management fee and air conditioning fee of about $3,370 per month under the AML Lease. Pursuant to the terms of the AML Lease, if we fail to pay any sums that are due thereunder, we shall incur interest at the rate of 2% per calendar month until full payment is made of all owed sums. The landlord maintains the right to terminate the AML Lease with no less than six months’ notice if the landlord enters into a contract to sell the building of which the property we rented forms a part or determines to redevelop or renovate the building.

In March 2018, Aptorum Therapeutics Limited began negotiations to purchase a premise in Fo Tan, Hong Kong, for developing into a self-owned laboratory, and per the terms of the related agreement, we have paid a deposit of approximately $137,000. In May 2018, we completed this transaction with a total purchase price of approximately $1,370,000.

We believe our current facilities are sufficient to meet our needs.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Directors and Executive Officers

Below is a list of our directors and executive officers, as of the date of this prospectus, and a brief account of the business experience of each of them. The business address for the directors and officers of Aptorum Group Limited is 17th floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

Name	Age	Position
Executive Officers
Ian Huen	38	Founder, Chief Executive Officer and Executive Director
Darren Lui	37	President, Chief Business Officer and Executive Director
Clark Cheng	38	Chief Medical Officer and Executive Director
Keith Chan	72	Chief Scientific Officer
Sabrina Khan	37	Chief Financial Officer
Non-Management Directors
Charles Bathurst	63	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	50	Independent Non-Executive Director
Justin Wu	48	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	48	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

Executive Officers

MR. IAN HUEN, Founder, Chief Executive Officer and Executive Director

Mr. Ian Huen is the Founder, Chief Executive Officer and Executive Director of Aptorum Group Limited. Mr. Huen is also the Executive Director and Co-Founder of a Hong Kong company, AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager, since 2005. He has over 15 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007.

As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare.

Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

MR. DARREN LUI, President, Chief Business Officer and Executive Director

Mr. Darren Lui is the President, Chief Business Officer and Executive Director of Aptorum Group Limited. Mr. Lui is also an Executive Director and Co-Founder of AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager.

Mr. Lui was previously the founder, director and responsible officer of Varengold Capital Securities Limited and Varengold Capital Asset Management Limited in Hong Kong, with subsidiaries operating brokerage, asset management, and investment businesses in Asia established since January 2015.

Prior to this, he was a Director within the Fixed Income Group of Barclays Capital, where he spent over nine years from September 2005 to February 2014 developing and establishing their London, Singapore and New York structuring teams. From September 2002 to August 2005 he was qualified as a Chartered Accountant with Ernst & Young LLP (London), specializing in capital markets advisory.

Mr. Lui graduated with First-Class Honors from Imperial College, London with a BSc degree in Biochemistry in June 2002. He is a Chartered Accountant (ICAS), a CFA, and an Associate of Chartered Institute of Securities & Investments (UK).

DR. CLARK CHENG, Chief Medical Officer and Executive Director, Aptorum Group Limited

Executive Director, Aptorum Medical Limited

Dr. Clark Cheng is the Chief Medical Officer and Executive Director of Aptorum Group Limited; he is also an executive director of AML (See “Our Business — Facilities” regarding the AML Lease). Prior to this appointment, Dr. Cheng served as the Operations Director since 2009 of Raffles Medical Group, and the company’s Deputy General Manager since 2011, representing an expanded role in the region. During his employment with Raffles Medical Group, he practiced as a full-time medical administrator to overlook Raffles Medical Hong Kong operations and supported its development in the PRC.

Dr. Cheng received his medical training at the University College London, UK, in 2005 and completed his foundation year training at The Royal Free Hospital in 2007. Pursuing his career in surgery, he obtained his membership of the Royal College of Surgeons of Edinburgh in 2009 and commenced his training in Orthopaedics where he practiced as Specialist Registrar at the National University Hospital, Singapore, with special interest in Traumatology of the lower limbs. In 2011, he also obtained his Master in Business & Administration with distinction from Tippie College of Business, University of Iowa, US.

Dr. Cheng is an active member of the Singapore Chamber of Commerce, and appears regularly as a guest speaker for The Open University of Hong Kong, The Airport Authority Hong Kong and other corporate events.

DR. KEITH CHAN, Chief Scientific Officer

Dr. Keith Chan is the Chief Scientific Officer of Aptorum Group Limited. Dr. Chan assists the Group with strategizing its clinical programs and approaches with the FDA and CFDA. The appointment of Dr. Chan is through a Consultancy Agreement by and between the Company and GloboAsia LLC, a firm based in Rockville, Maryland (“GloboAsia”), where Dr. Chan serves as Director of International Affairs, on the basis of at least one working day per week for the Group.

Dr. Chan is currently a Senior Advisor of Cornerstone Intellectual Property Foundation in Taiwan. He is also serving as an adjunct professor at the Graduate Institute of Intellectual Property, College of Commerce, National Chengchi University and adjunct professor and advisor at the Research Center for Drug Discovery, National Yang Ming University in Taipei, Taiwan.

Dr. Chan co-founded GloboMax LLC, a drug development organization, in Hanover, Maryland, in July 1997, and served as a consultant for numerous multi-national pharmaceutical and biotech firms in the U.S, Europe and Asia. GloboMax LLC was acquired by ICON, plc. in August 2003, and Dr. Chan exited the operation. Prior to that, he joined the FDA in 1995 as a Director of Division of Bioequivalence, Office of Generic Drugs, responsible for managing and approval of generic drugs in the States. Dr. Chan had worked for Ciba-Geigy Corporation in Ardsley, New York, for 15 years, and held various senior and management positions. Dr. Chan also has extensive experience in new and generic drug development in executing preclinical animal studies, bioassay development, Phases I to VI Pharmacokinetics, pharmacodynamics, bioavailability, bioequivalence studies, outside contract, regulatory submission, advanced drug delivery systems, and all phases of new drug development. In addition, he has served as Professor/adjunct Professor at the School of Pharmacy, University of Maryland at Baltimore during 1996-2009 and also as Adjunct Professor and National Board of Advisor, College of Pharmacy, University of Minnesota during 1984 - 2006. He has published more than 150 abstracts and research articles in peer-reviewed journals and delivered over 200 professional presentations. He was elected as Fellow of the American Association of Pharmaceutical Scientists (“AAPS”) in 1995 for his scientific accomplishments on drug absorption in humans.

Although much of his career was based in the United States, Dr. Chan has been assisting Asian pharmaceutical and biotech companies for over 14 years. He has organized numerous workshops and conferences in the PRC, Taiwan, Hong Kong, Singapore and Korea. He lectures frequently in Asia and serves as a scientific advisor for many regulatory agencies in Asia. Over the last several years, he has successfully assisted many Asian companies in their technology transfers and licensing deals to and from the U.S., as well as with numerous regulatory submissions to the FDA.

Dr. Chan obtained his Ph.D. degree in Pharmaceutics from the University of Minnesota in January 1980.

MISS SABRINA KHAN, Chief Financial Officer

Miss Sabrina Khan is the Chief Financial Officer of Aptorum Group Limited. She leads the Company’s financial strategy and operations, as well as Investor Relations. She has extensive experience working at KPMG (Hong Kong) and Ernst & Young LLP (Hong Kong). She was recently the regional financial controller in Asia for St. James’s Place Wealth Management (Hong Kong), which St. James’s Place Wealth Management Group (LON: STJ) is a FTSE100 company with £89.9 billion of client funds under management. Prior to that, she served as the senior finance manager of Neo Derm Group, a leading medical aesthetic group in Asia, in charge of its finance-related matters and expansion in the PRC. From August 2009 to May 2013, she served as the senior finance manager of Global Cord Blood Corporation (formerly known as China Cord Blood Corporation (NYSE: CO)), which was a subsidiary of Golden Meditech Holdings Limited (HK: 801), where she played an important role with the NYSE listing filings, investor relations and post IPO reporting. During her employment with Global Cord Blood Corporation, she was actively involved in the issuance of convertible bonds to Kohlberg Kravis Roberts and various merger and acquisition projects, facilitated and liaised with investment banks on due diligence, deal structuring, and also involved in commercial negotiation with respect to major contract terms.

Miss Khan qualified as certified public accountant and graduated with a BBA (Hons) in Accounting & Finance at The University of Hong Kong in 2003. She was qualified as an Advanced China Certified Taxation Consultant in 2015.

Independent Non-Executive Directors

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited. He has over 40 years’ experience of management and senior executive roles primarily in financial services. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

Prior to establishing Summerhill, he served as a Director for J.O. Hambro Investment Management from September 2008 to August 2011, where he oversaw the restructuring and commercialization a range of in-house investment funds. He was appointed to the management board and supervised reporting teams including Business development, accounting teams, regulatory reporting teams and internal controls.

From April 2004 to March 2008, Mr. Bathurst served in multiple roles at Old Mutual Asset Managers (UK), including being a member of the senior management team and head of international sales. Duties included business development, launching new investment funds, recruitment, establishing and supervision of regulatory and financial reporting teams, as well as ensuring compliance with funds' regulatory requirements and corporate governance standards.

Prior to this, Mr. Bathurst was an advisor to Lion Capital Advisors Limited from April 2003 to March 2004, and from June 2002 to March 2003 business development reporting to the board of management of LCF Rothschild Asset Management Limited.

From April 1995 to March 2002, Mr. Bathurst joined a newly formed alternative investment management team at Credit Agricole Asset Management, establishing the London Branch as the Managing Director in 1998. He was responsible for the recruitment and development strategy for marketing, sales, investment, financial reporting, compliance and regulatory controls and investor relations.

Between the period of September 1989 and December 1994, Mr. Bathurst worked for GNI, the largest futures and options execution and clearing broker on the London International Financial futures Exchange, where he focused on marketing to European and Middle East financial institutions. In 1991, he joined a new management team to launch a series of specialist investment funds while serving as the Head of Sales and Product Development.

Mr. Bathurst graduated from the Royal Military Academy Sandhurst in November 1974 and commissioned into the British Army serving in the UK and Germany.

DR. MIRKO SCHERER

Dr. Mirko Scherer is an Independent Non-Executive Director of Aptorum Group Limited. Dr. Scherer has been serving as the CEO at TVM Capital China in Hong Kong since March 2015. TVM China focuses on cross-border activities in the life science industry between China and the West. TVM China acts as a bridge between China and the West, assisting Chinese investors and pharmaceutical companies accessing western innovations, while collaborating with innovative life science companies from the West to enter the fast-growing China market.

Dr. Mirko Scherer has served on the Board of the Frankfurt Stock Exchange and has been a board member of the Stichting Preferente Aandelen QIAGEN since 2004. From August 2016 through July 2018, Dr. Scherer served as a Non-Executive board member of Quantapore Inc. and from April 2015 through September 2017, he was a director of China BioPharma Capital I, (GP).

Dr. Scherer is an experienced biotechnology executive and has led numerous financing M&A and licensing transactions, in both public and private markets, in Europe and the U.S. for over 20 years. He consulted MPM Capital for the period between July 2012 and December 2014, focusing on deal sourcing for MPM in Europe. Dr. Scherer was also a co-founder and partner of KI Kapital from November 2008 to February 2014, a company specializing in providing consultation in life science industry.

Prior to working in the venture capital industry, Dr. Scherer co-founded GPC Biotech (Munich and Princeton, NJ) and served as the Chief Financial Officer from October 1997 to December 2007. GPC Biotech engaged in numerous pharmaceutical alliances with companies such as Sanofi Aventis, Boehringer Ingelheim, Altana (now part of Takeda), Yakult, and Pharmion (now part of Celgene). Over the past 20 years, Dr. Scherer has established an extensive network in the U.S., European, and China’s biotechnology and venture capital industry. Prior to his time at GPC Biotech, Dr. Scherer worked as a consultant from May 1993 to June 1994 at the Boston Consulting Group.

Dr. Scherer earned a Doctorate in Finance from the European Business School in Oestrich-Winkel/Germany in 1998, a MBA from Harvard Business School in June 1996, and a degree in Business Administration from the University of Mannheim/Germany in February 1993.

DR. JUSTIN WU

Dr. Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He has been serving as the Associate Dean of the Faculty of Medicine at CUHK since July 2014, a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Dr. Wu is currently the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Honorary Treasurer of the Asia Pacific Association of Gastroenterology (“APAGE”).

Dr. Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Dr. Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Dr. Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

PROFESSOR DOUGLAS ARNER

Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. He is also the Kerry Holdings Professor in Law at the University of Hong Kong (“HKU”), Project Coordinator of a significant project funded by the Hong Kong Research Grants Council Theme-based Research Scheme on “Enhancing Hong Kong’s Future as a Leading International Financial Centre” and the Director of HKU’s East Asian International Economic Law and Policy Program. In addition, he is the Faculty Director of HKU’s LLM in Compliance and Regulation and a Senior Visiting Fellow of Melbourne Law School, University of Melbourne. Douglas served as the Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. From 2006 to 2011 he was the Director of HKU’s Asian Institute of International Financial Law, which he co-founded in 1999 along with the LLM in Corporate and Financial Law (of which he serves as the Faculty Director). Since March 1, 2018, Professor Arner is the Senior Regulatory & Strategic Advisor of AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager.

Professor Arner is a member of the Hong Kong Financial Services Development Council and an Executive Committee Member of the Asia Pacific Structured Finance Association. He has served as a consultant with, among others, the Asian Development Bank, World Bank, APEC, and European Bank for Reconstruction and Development, and has lectured, co-organized conferences and seminars and been involved with financial sector reform projects in over 20 economies in Africa, Asia and Europe. He has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a PhD from the University of London in 2005.

Significant Employee

The following person is not an executive officer of Aptorum Group Limited, but is expected to make significant contributions to our business.

DR. THOMAS LEE WAI YIP, Chief Executive Officer and Chief Scientific Officer, Aptorum Therapeutics Limited

Dr. Thomas Lee is the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited. Dr. Lee served as an Assistant Professor in the School of Pharmacy, Faculty of Medicine, CUHK from August 2013 to January 2018 and joined Aptorum Therapeutics Limited in January 2018. Dr. Lee’s key area research involves drug delivery with specialties on formulation development of poorly soluble compounds, oral delivery, Nanotechnology, etc.

Prior to academia, Dr. Lee accumulated big-pharma experience by spending a decade in two multinational pharmaceutical companies in the U.S. He was working at Novartis Pharmaceuticals Corporation from June 2003 to November 2008, and subsequently recruited to Celgene Corporation as a senior scientist (manager) of the Formulations Research & Development from November 2008 to July 2013.

Dr. Lee graduated with B.Pharm. (Hons) Degree from the formerly Department of Pharmacy at the CUHK in August 1995, and received his Ph.D. in Pharmaceutical Sciences (Drug Delivery) from the University of Wisconsin-Madison in the U.S in May 2003.

Corporate Governance

Prior to the completion of this Offering and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)). We have no current intention to rely on the controlled company exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

Composition of Our Board of Directors

Our Board of Directors currently consists of seven members, all of whom were elected pursuant to our current Memorandum and Articles. Our nominating and governance committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. The Memorandum and Articles provide that our directors will be elected annually to serve a term of one year, or until his or her earlier resignation or removal. We do not have any age limit requirements relating to our director’s term of office.

Our Memorandum and Articles also provide that our directors may be removed by the directors or ordinary resolution of the shareholders, and that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors (which shall not exceed any maximum number stated therein), may be filled by ordinary resolution or by vote of a majority of our directors then in office.

Director Independence

Our Board of Directors has determined that Justin Wu, Mirko Scherer, Douglas Arner and Charles Bathurst are independent, as determined in accordance with the rules of the NASDAQ Global Market. In making such independence determination, our Board of Directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in the section titled “Transactions with Related Persons”. Upon the closing of this Offering, we expect that the composition and functioning of our Board of Directors and each of our committees will comply with all applicable requirements of the NASDAQ Global Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Board’s Role in Risk Oversight

Our Board of Directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our Board of Directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our Board of Directors addresses the primary risks associated with those operations and corporate functions. In addition, our Board of Directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our Board of Directors regarding these activities.

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our Board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ Global Market and SEC rules and regulations. Our Board of Directors may establish other committees from time to time.

Audit Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the audit committee, which is chaired by Charles Bathurst. Our Board of Directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Global Market. The audit committee’s responsibilities include:

●	selecting and appointing our independent registered public accounting firm, and approving the audit and permitted non-audit services to be provided by our independent registered public accounting firm;

●	evaluating the performance and independence of our independent registered public accounting firm;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements or accounting matters;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

●	establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

●	reviewing and discussing with the independent registered public accounting firm the results of our year-end audit, and recommending to our Board of Directors, based upon such review and discussions, whether our financial statements shall be included in our Annual Report on Form 20-F;

●	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing the type and presentation of information to be included in our earnings press releases, as well as financial information and earnings guidance provided by us to analysts and rating agencies.

Audit Committee Financial Expert

We have one financial expert as of the date of this report. Our Board of Directors has determined that Mr. Charles Bathurst, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market.

Compensation Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the compensation committee, which is chaired by Justin Wu. Our Board of Directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the NASDAQ Global Market. The compensation committee’s responsibilities include:

●	reviewing the goals and objectives of our executive compensation plans, as well as our executive compensation plans in light of such goals and objectives;

●	evaluating the performance of our executive officers in light of the goals and objectives of our executive compensation plans and recommending to our Board of Directors with respect to the compensation of our executive officers;

●	reviewing the goals and objectives of our general compensation plans and other employee benefit plans as well as our general compensation plans and other employee benefit plans in light of such goals and objectives;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing all equity-compensation plans to be submitted for shareholder approval under the NASDAQ listing rules, and reviewing and approving all equity-compensation plans that are exempt from such shareholder approval requirement;

●	evaluating the appropriate level of compensation for board and board committee service by non-employee directors; and

●	reviewing and approving description of executive compensation included in our Annual Report on Form 20-F.

Nominating and Corporate Governance Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the nominating and corporate governance committee, which is chaired by Mr. Arner. Our Board of Directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include:

●	assisting our Board of Directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our Board of Directors;

●	advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board of Directors on all matters of corporate governance and on any corrective action to be taken;

●	overseeing the evaluation of our Board of Directors; and

●	recommending members for each board committee of our Board of Directors.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: www.aptorumgroup.com. We intend to disclose on our website or in a current report on Form 6-K, any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. (See “Description of Share Capital – Differences in Corporate Law”) In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

So long as it does not adversely affect such person’s performance of duties or responsibilities to the Company and so long as it is not in direct competition with the Company and the Company’s business, no director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any director or officer shall be in any way interested be or be liable to be avoided; nor shall any director or officer so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or the fiduciary relationship thereby established. However, any such transaction that would reasonably be likely to affect a director status as an "Independent Director,” or that would constitute a "related party transaction" pursuant to the laws or rules promulgated by the SEC or the stock exchange on which our shares are then listed, shall require the review and approval of the Audit Committee. The nature of the director’s interest must be disclosed by him at the meeting of the directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the directors after the acquisition of his interest. A director, having disclosed his interest as aforesaid, shall not be counted in the quorum and shall refrain from voting as a director in respect of any contract or arrangement in which he is as interested as aforesaid.

A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Qualification

The shareholding qualification for directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

Compensation of Executive Officers and Directors

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2017 and 2016 to each of the following named executive officers. The total amount was $0.21 million in 2017 and $nil in 2016, respectively. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry.

Name and Principal Position	Fiscal Year	Salary ($)(1)		Bonus ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ian Huen(2)	2017	69,230		23,077	-	-	577	-		92,884
(CEO)	2016	-		-	-	-	-	-		-

Darren Lui(3)	2017	57,692		4,847	-	-	577	-		63,116
(CBO, President)	2016	-		-	-	-	-	-		-

Clark Cheng(4)	2017	-		-	-	-	-	-	(7)	-
(CMO)	2016	-		-	-	-	-	-		-

Keith Chan(5)	2017	44,516	(8)	-	-	-	-	-		44,516
(CSO)	2016			-	-	-	-	-		-

Sabrina Khan(6)	2017	33,064		-	-	-	577	-		33,641
(CFO)	2016	-		-	-	-	-	-		-

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder and was appointed as the Chief Executive Officer of Aptorum Group on October 1, 2017. Before that, he was a director of the Company.

(3)	Mr. Lui was appointed as the Chief Business Officer and President of Aptorum Group on October 1, 2017.

(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018.

(5)	Dr. Chan was appointed as the Chief Scientific Officer of Aptorum Group on August 18, 2017.

(6)	Miss Khan was appointed as the Chief Financial Officer of Aptorum Group on October 16, 2017; as per an addendum to her appointment letter that we entered into with Miss Khan on April 24, 2018, her monthly salary increased to HKD122,500 as of April 1, 2018.

(7)	Pursuant to his appointment letter, Dr. Cheng also received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”). Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date.
(8)	As described elsewhere in this prospectus, we maintain a consulting agreement with GloboAsia, LLC, for which Dr. Chan serves as the Director of International Affairs. All fees payable to Dr. Chan for services provided to us as Chief Scientific Officer are paid to GloboAsia, LLC, pursuant to the consulting agreement and appointment letter with Dr. Chan. (See “Transactions with Related Persons – Consulting Arrangements”)

Compensation of Directors

The following table sets forth information for the fiscal year ended December 31, 2017 regarding the compensation of our directors who at December 31, 2017, were not also named executive officers.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Charles Bathurst (1)	10,684	(2)	-	-	-	-	-	10,684
Mirko Scherer(3)	6,371		-	-	-	-	-	6,371
Justin Wu (4)	6,371		-	-	-	-	-	6,371
William Lo(5)	4,722		-	-	-	-	-	4,722

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $50,400 annually for his combined services as a director and a committee member.

(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.71 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his services as a director.

(4)	Dr. Wu was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his combined services as a director and a committee member.

(5)	Mr. Lo was appointed as one of our directors in November 2017, but resigned in December 2017; he has since been appointed as strategic advisor for Videns.

Professor Arner’s appointment as one of our directors became effective as of April 1, 2018. Pursuant to his appointment letter, Professor Arner is entitled to receive $30,000 annually for his combined services as a director and a committee member; he also received a signing bonus of $2,500.

According to our Memorandum and Articles, the remuneration to be paid to the directors shall be such remuneration as the directors shall determine and as is in accordance with the Charter of the Compensation Committee, as applicable and the Company’s other corporate governance documents. Such remuneration shall be deemed to accrue from day to day. The directors also may be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of the Company or in connection with the business of the Company or the discharge of their duties as a director, or receive a fixed allowance in respect thereof as may be determined by the directors from time to time or a combination of partly of one such method and partly the other. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing director or any director who has held but no longer holds any executive office or employment with the Company or with any entity which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Omnibus Incentive Plan

On October 13, 2017, we adopted the Option Plan. Under the Option Plan, up to an aggregate of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Aptorum Group Limited 2017 Share Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

We adopted the Option Plan to provide additional incentives to selected directors, officers, employees and consultants, and enable our Company to obtain and retain the services of these individuals. The Option Plan will enable us to grant options, restricted shares or other awards to our directors, employees and consultants. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2016 there has not been, nor is there currently proposed, any material transaction or series of similar material transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years in which we were or are to be a participant and in which a related person had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders” and the transactions we describe below. A related person is: (i) an executive officer, director or director nominee of the Company, (ii) a beneficial owner of more than 5% of our Class A or Class B Ordinary Shares, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of any class of our Ordinary Shares, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

Sales and Purchases of Securities

Share Issuances

During the period of March 2017 through December 2017, we issued an aggregate of 2,207,025 Ordinary Share at a purchase price of approximately $3.90 per share, in a private placement we described as a “Series A” offering. Each investor of the Series A offering, in addition to a subscription agreement, signed a shareholder agreement, which set forth the basic governance terms of the Company, as well as our capital structure. The shareholders agreement was terminated in October 2017.

On October 13, 2017, ordinary resolutions were passed at an extraordinary general meeting of the Company approving: (i) converting 72,135,865 of authorized but unissued Ordinary Shares into 54,573,619 authorized but unissued Class A ordinary shares, par value of $1.00 per share (“Class A Ordinary Shares”) and 17,562,246 authorized but unissued Class B ordinary shares, par value of $1.00 per share (“Class B Ordinary Shares”), respectively; (ii) converting 24,930,839 Ordinary Shares held by three shareholders into an aggregate of 2,493,085 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares; and (iii) converting 2,933,296 Ordinary Shares held by 24 shareholders into an aggregate 2,933,296 Class A Ordinary Shares. Following these issuances, we had 27 shareholders of record.

KHE Holdings Limited, which is owned by Dr. Kenny Yu’s family, purchased $200,000 Series A Notes. Dr. Yu is a member of our Scientific Assessment Committee.

Share Transfer: Change in direct substantial shareholders of the Company

On May 4, 2017, Mr. Huen transferred all of the ordinary shares in the Company he owned (in the amount of 22,307,596) to Jurchen, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Huen. On October 13, 2017, the ordinary shares held by Jurchen were redesignated as 2,230,760 Class A Ordinary Shares and 20,076,836 Class B Ordinary Shares.

On March 23, 2018, Jurchen transferred 446,152 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares to CGY Investments Limited, a company incorporated in Hong Kong and which we deem Mr. Darren Lui controls and/or of which he has substantial influence on the disposition rights and voting rights of such shares.

Underwriters

Boustead also acted as the placement agent in the Series A Note Offering and one of the placement agents for the Bond Offering. For such services, Boustead received: (x) for the Series A Note Offering: (i) a cash success fee of $68,516 and (ii) the Series A Note PA Warrants; and (y) for the Bond Offering: (i) a cash success fee of $600,000 and (ii) the Bond PA Warrants. Boustead also purchased $150,000 Series A Notes in the Series A Note Offering. Boustead also participated in the Series A Note Offering as an investor with a purchase of Series A Notes in the amount of $150,000.

China Renaissance also acted as a placement agent for the Bond Offering. For such services, China Renaissance received a cash success fee of $150,000.

The underwriters and their affiliates may also provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Consulting Arrangements

1. GloboAsia, LLC - We entered into a consulting agreement with GloboAsia effective as of August 18, 2017. Pursuant to this agreement, GloboAsia provides advisory and management services to us. Dr. Keith Chan, our Chief Scientific Officer serves as the Director of International Affairs of GloboAsia. Although Dr. Chan is our Chief Scientific Officer, he is not an Executive Director and does not have the legal nor professional authority to dictate the commercial decisions of the Executive Board. The service fees payable to GloboAsia equate to a monthly rate of $10,000 and are paid with the expectation that Dr. Chan devotes at least one working day per week to the Company. The term of this agreement is two years from the date of commencement and GloboAsia must give the Company not less than two months’ notice in writing if it wants to terminate the agreement.

2. Aeneas

a. We entered into a Management Agreement with Aeneas in October 2010, as amended (the “Management Agreement”). Our CEO, Mr. Huen is the sole beneficial owner and one of the executive directors of Aeneas, which is a Hong Kong incorporated licensed corporation regulated by the Securities & Futures Commission for asset management activities. Prior to the Restructure, pursuant to which we no longer invest in companies on a portfolio investment basis, Aeneas was the Company’s asset manager. Pursuant to the Management Agreement, we were to pay Aeneas certain management fees and performance fees. In February 2017, as part of the Restructure, the Management Agreement was terminated and no further fees were payable pursuant thereto. Prior to termination, we paid Aeneas an aggregate of $4.8 million pursuant to the terms of the Management Agreement.

b. In March 2017, we entered into a new Management Agreement with Aeneas (the “2017 Agreement”), pursuant to which Aeneas will provide certain management and administrative functions, as well as investment functions related to the Company, IP acquisitions and other investor relations services (the “Services”). In consideration for the Services, we shall pay Aeneas HK$500,000 per month (approximately US$64,103 per month), payable on the last day of each month.

Aeneas is wholly-owned by Aeneas Group Limited (“AGL”), which in turn is wholly-owned by Aeneas Limited ("AL"). AL is wholly-owned by Jurchen, which is wholly-owned by Mr. Huen, our CEO. Mr. Huen and Mr. Lui both serve as the executive directors of Aeneas and Professor Arner, one of our directors, is a Senior Regulatory and Strategic Advisor for Aeneas. Under his agreement with AGL dated March 12, 2018, Professor Arner shall, among other services, advise the board of AGL with its management, execution of business, and regulatory initiatives of AGL and AL, assist AGL with access to expert networks as appropriate and required. Professor Arner’s compensation thereunder is HK$240,000 per year (approximately US$30,800 per year) and Professor Arner is entitled to participate in AGL’s share option plans.

3. Covar Pharmaceuticals Incorporated - In May 2017, we entered into a service agreement (the “Covar Agreement”) with Covar Pharmaceuticals Incorporated (“Covar”), an advisor, through a wholly-owned subsidiary, Videns, which is one of our project companies and is developing four of our Significant Projects.

Pursuant to the Covar Agreement, Covar would act as a product and clinical development advisor to Videns with respect to the development of contrast agents for MRI imaging applicable to the human brain (VLS-1) (the “Original Service Scope”). Covar shall receive fees for their services in amounts to be determined by the parties at the time of each service. Pursuant to the Covar Agreement, two employees of Covar, Mr. Austin Freedman (“Mr. Freedman”) and Dr. Kwok Chow (“Dr. Chow”) would provide the technical services at the rate of $150 per hour and $200 per hour, respectively; other technical and support staff shall provide services at the rate of $65-$100 per hour depending on background and experience. Covar has since adjusted its fees pursuant to a new fee schedule, where effective January 2018, the effective rates of Dr. Chow and Mr. Freedman are now $220 per hour and $165 per hour respectively, and the rates of other technical and support staff are now between $90-$250 per hour depending on background and experience. Mr. Freedman will provide the lead program management services for the project contemplated by the Covar Agreement and Dr. Chow will provide management support when needed; otherwise, Dr. Chow will provide technical and consulting services including pharmaceutical and analytical development services. Videns shall also reimburse Covar for certain out of pocket expenses that are pre-approved in writing.

The Covar Agreement has an initial term of 12 months that may be automatically renewed for an additional 12-month period and then by mutual agreement among the parties. Either party may terminate the Covar Agreement at any time with or without cause upon written notice to the other party at least 15 days prior to such termination. Upon termination or expiration of the Covar Agreement, Videns shall pay for all unbilled compensation and expenses to the date of termination, unless however Videns terminates the Covar Agreement because of Covar’s permanent incapacity to perform the services and/or breach of its obligation under the Covar Agreement, in which case, Covar shall complete the work in progress and receive payment for such finished work.

Starting on August 1, 2017, the services provided by Covar, Mr. Freedman and Dr. Chow expanded beyond the Original Service Scope as they began to advise Videns on other research and development projects Aptorum was undertaking. As a result, we appointed Mr. Freedman and Dr. Chow as two of our Senior Clinical Development Managers, effective as of August 1, 2017 pursuant to an Appointment Letter and Addendum to Service Agreement with each of Dr. Chow and Mr. Freedman (each, an “Addendum”). Mr. Freedman and Dr. Chow’s services are limited to those services set forth in their appointment letters and shall each be paid at the rate of $200 per hour or as otherwise agreed to by us and Covar.

Each Addendum shall be in effect for two years and shall terminate if the Covar Agreement is terminated or such person is no longer a member or affiliate of Covar, by Covar after giving us no less than two months’ written notice, by us after giving written notice to Covar or by us, without notice or compensation for Covar’s dishonesty, refusal to carry out any order or instruction or repeated breach of any rules or regulations applicable to us or those as governed by the laws of Canada. Renewal of each appointment shall be negotiated three months prior to the expiration of the term and subject to mutual consent among all of the parties.

According to the Cover Agreement, all intellectual property generated or derived by Mr. Freedman and Dr. Chow in the course of performing the services, to the extent it is specific to the development, manufacture, use and sale of the product of Videns that is the subject of the services, will be the exclusive property of the Videns. All intellectual property generated or derived by Mr. Freedman and Dr. Chow while performing the services which is not specific to, or dependent upon, Viden’s product will be the exclusive property of Mr. Freedman and Dr. Chow. Mr. Freedman and Dr. Chow grants to Videns a non-exclusive, paid-up, royalty-free, transferable license of the intellectual property which Videns may use for the manufacture of its product.

Appointment Letters

We have entered into Appointment Letters with each of our executive officers. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her Appointment Letter, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-solicitation and non-compete restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit or entice away from the Company, any person, firm, company or organization that is or shall have been at any time within 12 months prior to termination of employee a customer, client, identified prospective customer or client of the Company or in the habit of dealing with the Company; (ii) employ, solicit or entice away from the Company any person who is or shall have been on the date of or within 12 months prior to termination of employment an employee of the Company; or (iii) assume employment with or provide services to, or otherwise engage in income generating activities with any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent.

Some of our Appointment Letters also provide for the executive officer to participate in our mandatory provident fund, which is similar to a pension fund.

Convertible Bond

As disclosed elsewhere in this prospectus, on April 6, 2018, we entered into a Bond Subscription Agreement for the Bond. Jurchen, a company wholly-owned by our CEO, is the guarantor of the Bond. (See “Description of Share Capital – Convertible Bond”)

Leased Facilities

Our lease for our office at Guangdong Investment Tower is a Sub-Tenancy Agreement between Jurchen Investment Corporation and Aptus Management Limited.

Other Relationships

As stated elsewhere in this prospectus, Dr. Cheng serves as our Chief Medical Officer and one of our Executive Directors, who is also an Executive Director of Aptorum Medical. Dr. Cheng is also the guarantor on the AML Lease.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares), subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of our Class A Ordinary Shares offered in this Offering for:

●	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our directors and named executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this prospectus. Class A Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this prospectus, there were no Class A Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of Class A Ordinary Shares beneficially owned prior to the Offering is based on 5,426,381 Class A Ordinary Shares outstanding as of the date of this prospectus. The percentage of Class B Ordinary Shares beneficially owned prior to the Offering is based on 22,437,754 Class B Ordinary Shares outstanding as of the date of this prospectus. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Class A Ordinary Shares and Class B Ordinary Shares listed below have sole investment and voting power with respect to such shares.

	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering			% of Total Voting
Name and Address of Beneficial Owner(1)	Class A Ordinary Shares		Class B Ordinary Shares		Class A Ordinary Shares			Power (as- converted)*
	Shares	%	Shares	%	Shares	%	Shares

Directors and Named Executive Officers
Ian Huen(2)	2,094,908	38.61%	17,969,339	80.09%
Darren Lui(3)	522,148	9.62%	4,468,415	19.91%
Clark Cheng(4)	-	-	-	-
Keith Chan	-	-	-	-
Sabrina Khan	-	-	-	-
Charles Bathurst	-	-	-	-
Mirko Scherer	-	-	-	-
Justin Wu(5)	205,256	3.78%	-	-
Douglas Arner	-	-	-	-
All directors and executive officers as a group (9 persons)	2,822,312	52.01%	22,437,754	100%

5% Beneficial Owner
Jurchen Investment Corporation(2)	1,784,608	32.89%	16,061,469	71.58%
Sui Fong Isabel Huen Ng(2)	211,986	3.91%	1,907,870	8.50%
CGY Investments Limited(3)	471,809	8.69%	4,015,367	17.90%
Adamas Ping An Opportunities Fund L.P., through its wholly-owned special purpose vehicle, Peace Range Limited	-	-	-	-

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class and on an as-converted basis. Following this Offering, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Share at the discretion of the holder. (See “Description of Share Capital”)

(1)	Unless otherwise indicated, the business address of each of the individuals is 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(2)	Includes (i) 1,784,608 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares held by Jurchen Investment Corporation, a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong; (ii) 211,986 Class A Ordinary Shares and 1,907,870 Class B Ordinary Shares held by Sui Fong Isabel Huen Ng, the mother of Mr. Ian Huen; and (iii) 98,314 Class A Ordinary Shares held by Huen Wing Sze Patricia, the sister of Mr. Huen. Due to close family relationship, we deem Mr. Huen controls and/or has substantial influence on the disposition rights and voting rights of the shares held by his mother and sister.

(3)	Includes (i) 50,339 Class A Ordinary Shares and 453,048 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is wholly-owned by Mr. Lui and located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong and (ii) 471,809 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee, the spouse of Mr. Darren Lui, 25% held by Mandy Lui, a sister of Mr. Lui and 25% held by Adrian Lui, a brother of Mr. Lui. Due to close family relationship, we deem Mr. Lui controls and/or has substantial influence on the disposition rights and voting rights of the shares included herein.

(4)	Dr. Cheng does not directly own any Company shares; however, pursuant to his appointment letter, Dr. Cheng received a stock bonus in the amount of 5% of Aptorum Medical Limited’s ordinary shares.

(5)	Includes (i) 128,285 Class A Ordinary Shares held by Chi Ling Lily Heung, the wife of Dr. Wu and (ii) 76,971 Class A Ordinary Shares held by Dr. Wu.

Selling Shareholders

We are registering for resale our Class A Ordinary Shares underlying our Series A Note, Bond, Series A Note PA Warrants and Bond PA Warrants identified below (the “Resale Shares”). The securities listed herein were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(a)(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder. We are registering the shares to permit the Selling Shareholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution”. As of the date of this prospectus, there are 5,426,381 Class A Ordinary Shares issued and outstanding.

The following table sets forth:

●	the name of the Selling Shareholders;

●	the number of our Class A Ordinary Shares that the Selling Shareholders beneficially owned prior to the offering for resale of the shares under this prospectus;

●	the maximum number of our Class A Ordinary Shares that may be offered for resale for the account of the Selling Shareholders under this prospectus; and

●	the number and percentage of our Class A Ordinary Shares beneficially owned by the Selling Shareholders after the offering of the shares (assuming all of the offered shares are sold by the Selling Shareholders and the closing of this Offering).

Except for Boustead, who served as our placement agent and an investor in the Series A Note Offering and Bond Offering and one of our underwriters in this Offering, we have not had a material relationship with any of the Selling Shareholders within the last three years.

Boustead was issued the warrants registered herein in exchange for services provided to us pursuant to an engagement agreement dated August 24, 2017, as amended on May 11, 2018. Other than Boustead, all of the Selling Shareholders named below received their securities in connection with the Series A Note Offering or the Bond Offering.

Pursuant to the engagement agreement with Boustead, as amended, Boustead received the following compensation for acting as a placement agent in the Series A Note Offering and the Bond Offering: (x) for the Series A Note Offering: (i) a cash success fee of $68,516 and (ii) the Series A Note PA Warrants; and (y) for the Bond Offering: (i) a cash success fee of $600,000 and (ii) the Bond PA Warrants. Boustead also purchased $150,000 Series A Notes in the Series A Note Offering.

China Renaissance also acted as a placement agent for the Bond Offering. For such services, China Renaissance received a cash success fee of $150,000.

Except for Boustead, none of the Selling Shareholders is a broker dealer.

None of the Selling Shareholders is an affiliate of a broker dealer. None of the Selling Shareholders has any agreement or understanding to distribute any of the shares being registered.

Each Selling Shareholder may offer for sale all or part of the shares from time to time. The table below assumes that the Selling Shareholders will sell all of the shares offered for sale. A Selling Shareholder is under no obligation, however, to sell any shares pursuant to this prospectus.

The address for all Selling Shareholders is 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

Name of Selling Shareholder	Class A Ordinary Shares Beneficially Owned Prior to Offering(1)	Maximum Number of Class A Ordinary Shares to be Sold(2)	Number of Class A Ordinary Shares Owned After Offering(3)	Percentage Ownership After Offering(4)
Bik-Chun Pauline Chan(5)	[ ]	[ ]	[ ]	-
Lam Chan	[ ]	[ ]	[ ]	-
She Sam Chan(6)	[ ]	[ ]	[ ]	-
Tat Ming Chan	[ ]	[ ]	[ ]	-
Kin Wai Chan	[ ]	[ ]	[ ]	-
Wai Yan Philip Chiu(7)	[ ]	[ ]	[ ]	-
Kai Lai Chow	[ ]	[ ]	[ ]	-
Ellie Ngai(8)	[ ]	[ ]	[ ]	-
Evangeline Lung	[ ]	[ ]	[ ]	-
Tak Jim Fong	[ ]	[ ]	[ ]	-
Ka Yen Hung	[ ]	[ ]	[ ]	-
KHE Holdings Limited(9)	[ ]	[ ]	[ ]	-
Pik Shan Kong	[ ]	[ ]	[ ]	-
Yuk Tong Lee	[ ]	[ ]	[ ]	-
Leorich Management Limited(10)	[ ]	[ ]	[ ]	-
Sai Yan Patrick Ma	[ ]	[ ]	[ ]	-
Chung Tong Vincent Mok(11)	[ ]	[ ]	[ ]	-
Kum Yuen Gilbert Ng	[ ]	[ ]	[ ]	-
Chun Mo Ngan	[ ]	[ ]	[ ]	-
Sharnie Wing San Wong	[ ]	[ ]	[ ]	-
Chin Yau Siah	[ ]	[ ]	[ ]	-
Wing Yee So	[ ]	[ ]	[ ]	-
Martin Pak Wai	[ ]	[ ]	[ ]	-
Ka Wai Wong(12)	[ ]	[ ]	[ ]	-
Yuk Hwa Teresa Wong	[ ]	[ ]	[ ]	-
Boustead Securities, LLC(13)	[ ]	[ ]	[ ]	-
Man Wai Vivian Ng	[ ]	[ ]	[ ]	-
Hung Cheung Tsui	[ ]	[ ]	[ ]	-
Kinger Lau	[ ]	[ ]	[ ]	-
Wei Shin Lau Kwun Liu	[ ]	[ ]	[ ]	-
Wai Keung Li	[ ]	[ ]	[ ]	-
Kwok Wai Ng	[ ]	[ ]	[ ]	-
Siu Man Simon Ng	[ ]	[ ]	[ ]	-
Peace Range Limited(14)	[ ]	[ ]	[ ]	-

*	Represents beneficial ownership of less than one percent of our outstanding shares (assuming all of the offered shares are sold by the Selling Shareholders and the closing of this Offering).

(1)

Unless otherwise noted, the Selling Shareholders became one of our shareholders pursuant to the Series A Note Offering and the Bond Offering. Accordingly, prior to this Offering, the Selling Shareholders only owned the Series A Notes, Class A Ordinary Shares underlying the Series A Notes, the Bond and Class A Ordinary Shares underlying the Bond, as to Boustead, the warrants and Class A Ordinary Shares underlying the warrants, as applicable, (collectively, the “Resale Shares”). The conversion price of the Series A Notes and Bond, as well as the exercise price of the various warrants are subject to certain anti-dilution provisions, which would be triggered if we were to sell securities at a price below the price at which we sold the Notes. (See “Prospectus Summary – Recent Financings” and “Description of Share Capital”)

(2)	This number represents all of the Resale Shares that the Selling Shareholder received pursuant to the Series A Note Offering and the Bond Offering, which we agreed to register.

(3)	Since we do not have the ability to control how many, if any, of their shares each of the Selling Shareholders will sell, we have assumed that the Selling Shareholders will sell all of the shares offered herein for purposes of determining how many shares they will own after the Offering and their percentage of ownership following the offering.

(4)	All percentages have been rounded up to the nearest one hundredth of one percent.

(5)	The shareholder is the mother-in-law of Dr. Jason Chan, a scientific assessment committee member of the Company.

(6)	The shareholder is the father of Dr. Jason Chan, a scientific assessment committee member of the Company.

(7)	The shareholder is a senior advisor of the Company.

(8)	The shareholder is the mother of Dr. Clark Cheng, the Chief Medical Officer and a Director of the Company.

(9)	The person having voting, dispositive or investment powers over KHE Holdings Limited is [ ], a family member to Dr. Yu. Dr. Yu is a member of our Scientific Assessment Committee. The address for KHE Holdings Limited is [ ].

(10)	The person having voting, dispositive or investment powers over Leorich Management Limited is [ ]. The address for Leorich Management Limited is [ ].

(11)	The shareholder is a senior advisor of the Company.

(12)	The shareholder is a principal investigator of certain SRAs of the Company.

(13)	Daniel McClory and Keith Moore jointly have voting, dispositive or investment powers over Boustead Securities, LLC. The address for Boustead Securities, LLC is 6 Venture, Suite 265, Irvine, CA 92618.
(14)	The person having voting, dispositive or investment powers over Peace Range Limited is Paul Lincoln Heffner. The address for Peace Range Limited is [ ].

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their Resale Shares on any stock exchange, market or trading facility on which the Resale Shares are traded or quoted or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling Resale Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

●	block trades in which the broker-dealer will attempt to sell the Class A Ordinary Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that this registration statement is declared effective by the SEC;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Resale Shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell Resale Shares under Rule 144 under the Securities Act, if all of the conditions in Rule 144(i)(2) are satisfied at the time of the proposed sale, rather than under this prospectus.

In connection with the sale of the Resale Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Resale Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell the Resale Shares short and deliver these securities to close out their short positions, or loan or pledge the Resale Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Resale Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 will be filed amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus and the pledgees or secured parties may offer and sell Resale Shares from time to time under the supplement or amendment to this prospectus.

The Selling Shareholders also may transfer the Resale Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders are subject to certain lock up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for certain periods of time (respectively, a “Lock Up Period”). The Lock Up Period for the Series A Note Investors is 180 days following the date of this Offering. The Lock Up Period for the Bond holder is 90 days. None of the Selling Shareholders may sell their shares prior to the end of their respective Lock Up Period without the prior written consent of the Underwriters. The Underwriters may in their sole discretion and at any time without notice (except in the case of officers and directors) release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock Up Period. When determining whether or not to release shares from the lock-up agreements, the underwriters may consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Resale Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Resale Shares will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

Boustead is a registered broker dealer and Financial Industry Regulatory Authority (“FINRA”) member firm and listed as a Selling Shareholder in this prospectus. Boustead served as placement agent for our Series A Note Offering, which was completed on May 15, 2018 and as one of the placement agents for our Bond Offering, which was completed on April 6, 2018.

Pursuant to the engagement agreement with Boustead, as amended, we paid Boustead a cash fee of $68,516 and shall issue them the Series A Note PA Warrants for their placement agent services for the Series A Note Offering. In addition, we paid Boustead a cash fee of $600,000 and the Bond PA Warrants for their placement agent services for the Bond Offering. The Resale Shares issuable upon exercise of Boustead’s placement agent warrants are transferable within Boustead or to its assigns or designees, at the discretion of Boustead, and in accordance with the Securities Act of 1933, as amended. Boustead also participated in the Series A Note Offering as an investor with a purchase of Series A Notes in the amount of $150,000.

Boustead is one of the underwriters in this Offering. Boustead does not have an underwriting agreement with the Selling Shareholders and no Selling Shareholder is required to execute transactions through Boustead. Further, other than any existing brokerage relationship as customers with Boustead, no Selling Shareholder has any pre-arranged agreement, written or otherwise, with Boustead to sell their securities through Boustead.

FINRA Rule 5110 requires FINRA member firms (unless an exemption applies) to satisfy the filing requirements of Rule 5110 in connection with the resale, on behalf of Selling Shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Selling Shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

●	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

●	the complete details of how the Selling Shareholders’ shares are and will be held, including location of the particular accounts;

●	whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Shareholders, including details regarding any such transactions; and

●	in the event any of the securities offered by the Selling Shareholders are sold, transferred, assigned or hypothecated by any Selling Shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the Selling Shareholders, which total compensation may not exceed 8%.

We have advised each Selling Shareholder that it may not use shares registered on this registration statement to cover short sales of Resale Shares made prior to the date on which this registration statement shall have been declared effective by the SEC. If a Selling Shareholder uses this prospectus for any sale of the Resale Shares, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective Resale Shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the Resale Shares, but the Company will not receive any proceeds from the sale of the Resale Shares. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, no public market existed for our Class A Ordinary Shares. We cannot assure you that a liquid trading market for our ordinary shares will develop on NASDAQ or be sustained after this offering. Sales of substantial amounts of our Class A Ordinary Shares following this Offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our Class A Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. We will have an aggregate of [        ] Class A Ordinary Shares outstanding upon the closing of this Offering. Of these shares, the [        ] Class A Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Upon completion of this Offering and assuming the issuance of [        ] Class A Ordinary Shares offered hereby, we will have an aggregate of [        ] Class A Ordinary Shares outstanding, or [        ] if the maximum number of shares are sold in this offering. The shares sold in this offering or sold by the Selling Shareholders will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, [        ] Class A Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. [        ] of our currently outstanding Class A Ordinary Shares will be subject to “lock-up” agreements described below on the effective date of this Offering. Upon expiration of the respective lock-up periods after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	[ ]	Freely tradable shares sold in the offering.

90 days	[ ]	Shares saleable under Rule 144 and after expiration of the lock-up.

Six months	[ ]	Shares saleable under Rule 144 and after expiration of the lock-up.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell our ordinary shares acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

●	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

●	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

●	the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

See “Description of Share Capital – Lock-up Agreements” for a description of the lock up agreement imposed upon certain of our shareholders.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles, the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date of the prospectus, the authorized share capital of the Company is $100,000,000, consisting of 60,000,000 Class A Ordinary Shares, par value $1.00 each and 40,000,000 Class B Ordinary Shares, par value $1.00 each. As of the date of this prospectus, 5,426,381 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid. Immediately upon the completion of this Offering, there will be [        ] Class A Ordinary Shares and [        ] Class B Ordinary Shares outstanding.

Ordinary Shares

The following are summaries of material provisions of our Memorandum and Articles, corporate governance policies and the Companies Law insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Our Company

Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting rights and conversion rights.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Memorandum and Articles, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders' meeting and, subject to the terms of the Memorandum and Articles, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis.

Dividends

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Law and to our Memorandum and Articles.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Class B Ordinary Share is entitled to ten votes, and each Class A Ordinary Share is entitled to one vote, voting together as one class. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded by the chairman or persons holding certain amounts of shares as set forth in the Memorandum and Articles. Actions that may be taken at a general meeting also may be taken by a unanimous resolution of the shareholders in writing.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; two members present in person or by proxy, one of whom shall be the holder of the majority of the shares in the Company, shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes cast at a general meeting. A special resolution will be required for important matters.

Conversion

Class A Ordinary Shares are not convertible. Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable Class A Ordinary Shares on the basis that one Class B Ordinary Share shall be converted into one Class A Ordinary Share (being a 1:1 ratio and hereafter referred to as the "Conversion Rate"), subject to adjustment.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Class A Ordinary Shares or Class B Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors or in a form prescribed by the stock exchange on which our shares are then listed.

Our Board of Directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Shares or Class B Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares. Our directors may also decline to register any transfer of any Class A Ordinary Shares or Class B Ordinary Shares if (a) the instrument of transfer is not accompanied by the certificate covering the shares to which it relates or any other evidence as our Board of Directors may reasonably require to prove the title of the transferor to, or his/her right to transfer the shares; or (b) the instrument of transfer is in respect of more than one class of shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Winding-Up/Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Class A Ordinary Shares and Class B Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares or Class B Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, be varied with the resolution of at least two thirds of the issued shares of that class or a resolution passed at a general meeting of the holders of the shares of that class present in person or by proxy or with the consent in writing of the holders of at least two-thirds of the issued shares of that class.

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Law or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Law. (See “Where You Can Find More Information”)

Issuance of Additional Shares

Our Memorandum and Articles authorize our Board of Directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available. Issuance of additional shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares. However, our Memorandum of Association provides for authorized share capital comprising Class A Ordinary Shares and Class B Ordinary Shares and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●

authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. However, our Memorandum and Articles provide that we shall hold a general meeting in each year as our annual general meeting other than the year in which the Memorandum and Articles were adopted at such time and place as determined by the directors. The directors may, whenever they think fit, convene an extraordinary general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our Board of Directors. Our Board of Directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside of the Cayman Islands;

●	is exempted from certain requirements of the Companies Law, including the filing an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

●	does not have to make its register of members open for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value (subject to the provisions of the Companies Law);

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Convertible Bond

As of the date of this prospectus, we have a $15,000,000 Bond outstanding; we were required to pay a structuring fee equal to 2% of the principal amount of the Bond to the subscriber at issuance. The following are summaries of material terms of the Subscription Agreement for the Bond; such summaries do not purport to be a complete description of the terms, the Subscription Agreement or any transactions contemplated by the Subscription Agreement and you are urged to read the agreements in their entirety.

Conversion

Upon the closing of this Offering, 10% of the then-outstanding Principal Amount shall automatically convert into Class A Ordinary Shares. The holders of the Bond also maintain the right to convert the Bond following the closing of this Offering, until the earlier of: (i) the date falling 12 calendar months after the Maturity Date or the Extended Maturity Date (as such terms are defined in the Bond), as the case may be (both days inclusive); and (ii) the date falling 12 calendar months after the closing of this Offering. Subject to adjustment, the Bond shall convert at the following conversion price (the “Conversion Price”):

(A)	if this Offering closes on or before the date falling 12 calendar months after April 25, 2018 (the date we issued the Bond), at a discount of 23.0% to the initial public offering price; or

(B)	if this Offering closes after the date falling 12 calendar months after April 25, 2018, at a discount of 28.0% to the initial public offering price.

If any interest has been accrued and/or paid by us to the holders of the Bond prior to the closing of this Offering, 50% of such accrued or paid interest shall be deducted from the discount set forth above when determining the Bond Conversion Price. The number of Class A Ordinary Shares to be issued upon conversion of the Bond shall be determined by dividing the principal amount of the Bond to be converted by the Conversion Price in effect on the relevant conversion date.

Interest

The Bond accrue interest at the rate of 8% per annum, payable semi-annually in arrears in equal instalments of $10,000 per Calculation Amount (as defined below) on the date falling on the 6th calendar month following the Issue Date and the date falling on the 12th calendar month following the Issue Date, and if the Maturity Date is extended to the Extended Maturity Date, on the date falling on the 18th calendar month following the Issue Date.

Interest in respect of any Bond shall be calculated per $250,000 in principal amount of the Bond (the "Calculation Amount"). The amount of interest payable per Calculation Amount for any period shall, save as provided above in relation to equal instalments, be equal to the product of 8% per annum, the Calculation Amount and the day-count fraction (as determined in accordance with the formula set forth in Schedule 1 to the Subscription Agreement) for the relevant period, rounding the resulting figure to the nearest cent ($0.005 being rounded upward).

The interest rate shall increase upon the occurrence of an event of default, as set forth in Schedule 1 to the Subscription Agreement (the “Default Interest Rate”).

Event of Default

Upon the occurrence of an event of default, the holder of the Bond may give us and Jurchen notice that the Bond are, and they shall immediately become, due and repayable at their principal amount together with interest, at the Default Interest Rate.

Events of default include non-payment of any sums due under the Bond, failure to deliver any shares due under the Bond, breach of our covenants, representations and warranties, breach of our obligations under other liabilities or indebtedness, enforcement proceedings, our insolvency, if the holders of the Bond cease to have adequate control over the Debt Service Reserve Account and if the guarantee or security rights are not enforceable. The Subscription Agreements allows for some cure periods and/or notice prior to declaring the Bond due.

Redemption Rights

So long as any Bond remains outstanding, we may redeem such outstanding Bond in whole, but not in part, in accordance with the terms set forth in Schedule 1 to the Subscription Agreement, by giving not less than 15 days’ notice to the holders of the Bond. We are entitled to exercise this option so long as an Event of Default has not occurred and is not continuing.

Following the occurrence of certain specified events, including if our Class A Ordinary Shares cease to be listed on the relevant stock exchange or a change in control, the holders of the Bond have the right to require us to redeem all but not some of the Bond at the rate of 100% of the outstanding Bond, including interest and agreed upon premiums.

Security and Guarantee

Pursuant to the Subscription Agreement we are required to deposit that amount of money equal to (i) 2% of the Principal Amount plus (ii) the amount of Peace Range’s expenses, which shall be agreed in writing between us and Peace Range five business days prior to the Issue Date, plus (iii) an amount in US dollars equal to the aggregate amount of interest due and payable for two consecutive interest periods commencing from, and including, the Interest Date, into a separate escrow account (the “Debt Service Reserve Account”), over which the holders of the Bond maintain control while the Bond remains outstanding. Peace Range’s expenses are subject to a limit of $250,000, $225,000 of which we paid prior to signing the Subscription Agreement; Peace Range is also entitled to reimbursement, subject to a $25,000 annual limit, for costs and expenses in relation to the on-going monitoring of our business and operations in accordance with the terms of the Bond.

Our obligations, along with those of Jurchen under the Bond and in connection with the transaction contemplated thereby are secured by: (i) 1,393,207 Class B Ordinary Shares, representing 5% of the Class A Ordinary Shares issuable upon conversion of our issued and outstanding Class B Ordinary Shares as of the Issue Date, held by Jurchen and (ii) a security interest in the Debt Service Reserve Account.

Negative Covenants

The Subscription Agreement contains certain negative covenants, including our inability to incur certain liabilities before and after the closing of this Offering without the Bond holders’ prior written consent, limits on our ability to issue equity securities and limits on certain corporate actions.

Voting Rights

Pursuant to the Subscription Agreement, Jurchen agreed to exercise its voting rights in our Company to have one board observer or one Non-Executive Director nominated by Peace Range to be appointed to our Board of Directors in the future.

Lock-Up

So long as an event of default under the Bond is not occurring, Peace Range agreed not to directly or indirectly, sell or otherwise transfer any of the shares underlying the Bond for a period of 90 calendar days following the first trading day after the closing of this Offering.

Termination Rights

Peace Range maintains the right to terminate the Subscription Agreement prior to the Issue Date under certain circumstances, including our breach of any of our representations, warranties or undertakings or a change in national or international economic conditions that Peace Range believes would materially prejudice the success of the transaction contemplated by the Subscription Agreement. Following such termination, we shall remain liable to pay certain fees to Peace Range, as set forth in the Subscription Agreement.

We maintain the right to terminate the Subscription Agreement prior to the Issue Date if Peace Range breaches any of its representations and warranties or upon the occurrence of an event that renders such untrue or incorrect. Following such termination, we shall remain liable for Peace Range’s out of pocket expenses (including legal and due diligence fees).

Bond PA Warrants

As of the date of this prospectus, we have Bond PA Warrants outstanding. The following are summaries of material terms of the Bond PA Warrants; such summaries do not purport to be a complete description of the terms of the Bond PA Warrants and you are urged to read the warrant agreement in its entirety.

Upon closing of the Bond Offering, we issued Bond PA Warrants to purchase a number of Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares issuable upon conversion of the Bond, at an exercise price equal to a 23% discount to this Offering price, subject to adjustment. The Bond PA Warrants are exercisable at an exercise price equal to a 23% discount to this Offering price, subject to adjustment. The Bond PA Warrants can be exercised on a cashless basis, at the holder’s discretion.

Series A Notes

As of the date of this prospectus, we have $1,600,400 Series A Notes outstanding. The following are summaries of material terms of the Series A Notes; such summaries do not purport to be a complete description of the terms of the Series A Notes and you are urged to read the related agreements in their entirety.

Conversion

All outstanding Series A Notes shall be converted automatically upon the closing of this Offering at a 56% discount to the actual price per Class A Ordinary Share paid in this Offering (the “Conversion Price”), subject to adjustment as set forth in the Series A Notes.

Maturity

The Series A Notes shall mature on the earlier of the 12th month anniversary of the issuance date of the Series A Notes and the date when the Company redeems the Series A Notes at the then-outstanding principal amount, provided that we have not consummated this Offering within 12 months of the issuance date of the Series A Notes; otherwise, the Series A Notes mature on the closing of this Offering.

Interest

Commencing from the date of issuance until the maturity of the Series A Notes, interest shall accrue on the outstanding unconverted and unpaid principal amount of the Series A Notes at 1% per annum and shall be compounded annually.

Event of Default

Pursuant to the terms of the Series A Notes, certain events of default require the holders of the Series A Notes to provide us with notice prior to declaring the Series A Notes immediately due and payable and other events do not require any notice. If we fail to pay any amounts due under the Series A Notes and do not cure such failure within three days after the due date, until such time as we make the required payment, interest shall accrue at 10% per annum.

Other events of default include breach of our covenants, our insolvency and our default on other liability in excess of $500,000.

Voting Rights

Prior to conversion, holders of Series A Notes will not have the right to vote as a shareholder and upon conversion, holders of then Class A Ordinary Shares will have the same voting rights and vote together with the holders of Class A Ordinary Shares, and not as a separate class, except where otherwise required by law.

Ranking

The Series A Notes, before conversion, are senior to all Class A Ordinary Shares and Class B Ordinary Shares with respect to distribution rights upon liquidation and dividend rights.

Dividends

Holders of Series A Notes are entitled to dividends only if, as and when declared by the Company's Board of Directors out of funds legally available therefor.

Registration Rights

We agreed to register the Class A Ordinary Shares underlying the Series A Notes in this registration statement.

Lock-up

The holders of Series A Notes are required to enter into a lock-up agreement with the Company and the Placement Agent that prohibits the Series A Note Investors from, directly or indirectly, offering, selling, pledging or otherwise transferring or disposing of any of the Class A Ordinary Shares underlying the Series A Notes for a period of six months following the closing date of this Offering.

Negative Covenants

The Series A Notes contain certain negative covenants, including our inability to incur certain liabilities without the Series A Note Investors’ prior written consent and limits on certain corporate actions.

Series A Note PA Warrants

As of the date of this prospectus, we have a Series A Note PA Warrants outstanding. The following are summaries of material terms of the Series A Note PA Warrants; such summaries do not purport to be a complete description of the terms of the Series A Note PA Warrants and you are urged to read the warrant agreement in its entirety.

Upon closing of the Series A Note Offering, we issued Series A Note PA Warrants to purchase that number of Class A Ordinary Shares equal to an aggregate of five and one half percent (5.5%) of the principal amount of the Series A Notes sold in the Series A Note Offering. The exercise price of the Series A Note PA Warrants is equal to a 56% discount to the actual price per Class A Ordinary Share paid in this Offering, subject to adjustment as set forth in the warrant agreement, and are also exercisable on a cashless basis. The Series A Note PA Warrants are exercisable, at any time, and from time to time, in whole or in part, within two and one half (2.5) years commencing on or after the earlier of (i) six months from the issuance date of the warrant or (ii) the date on which this Offering closes.

Underwriter’s Warrants

Please see “Underwriting – Underwriter’s Warrants” below for a full description of the warrants (and shares underlying such warrants) that we are issuing to the Underwriter in connection with this Offering.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to: the solvency of the consolidated or surviving company, the merger or consolidation being bona fide and not intended to defraud creditors, no petition or other proceeding, order or resolution to wind up the Company, no receiver, administrator or similar having been appointed over assets or property and no scheme or other arrangement having been entered into with creditors; a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company; and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. The non-surviving constituent company must have resigned from any fiduciary office held or will do so and each constituent company having complied with any applicable regulatory laws. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Law subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority".

When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offer, or may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be duly effected if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. As stated above, our Memorandum and Articles permit indemnification of officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. Our Memorandum and Articles do not disqualify a director from acting or from contacting with the Company as a vendor, purchaser or otherwise provided that it does not adversely affect his or her performance of duties or responsibilities and the nature of the interest is disclosed at the meeting at which the contract or arrangement is considered (if not previously disclosed), and having disclosed such interest the director is not counted in the quorum and must refrain from voting on the contract or arrangement. A director of a Cayman Islands company also owes to the company a duty to exercise the powers for the purpose for which they were given and the duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Memorandum and Articles allow our shareholders holding not less than 1/10 of all voting power of our (paid up) share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders other rights to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings although our Memorandum and Articles provide for same.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our Memorandum and Articles do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed with or without cause, by the directors or by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. Our Memorandum and Articles, as well as our Code of Business Conduct and Ethics that applies to our officers, directors and employees outlines how to handle these types of transactions and other potential conflicts of interest.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law a company may be dissolved, liquidated or wound up by a special resolution of our shareholders; however, under our Memorandum and Articles, only our Directors have power to present a winding up petition in the name of the Company and/or to apply for the appointment of provisional liquidators in respect of the Company.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, each of our Memorandum of Association and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Lock-up Agreements

In connection with this Offering, all of our directors and executive officers, the Series A Note Investors, the holder of the Bond and substantially all of our existing shareholders, have signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days for the investors in this Offering and the Series A Note Investors and 90 days for the Bond holder, from the date of this prospectus (each, a “Lock Up Period”), without the prior written consent of the underwriters. The underwriters may in their sole discretion and at any time without notice (except in the case of officers and directors) release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock Up Period. When determining whether or not to release shares from the lock-up agreements, the underwriters may consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this Offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our Class A Ordinary Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our Company or from an affiliate of our Company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

●	1% of the number of Class A Ordinary Shares then outstanding; or

●	the average weekly trading volume of our Class A Ordinary Shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six-month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the 90 days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this Offering.

Registration Rights

Pursuant to the terms of the Bond, we agreed to register the Class A Ordinary Shares underlying the Bond in this registration statement. We also agreed to register the Class A Ordinary Shares underlying the PA Warrants in this registration statement.

Piggyback Registration Rights

Pursuant to the terms of the Series A Note Offering, the Series A Note Investors received piggyback registration rights with respect to the Class A Ordinary Shares underlying the Series A Notes (the “Conversion Shares”) that entitle the Series A Note Investors to request their securities be included in a future Securities Act registration statement that is filed after this Offering. If so requested, the Company will include in such future registration statement, all Conversion Shares on a pro rata basis based upon the total number of Conversion Shares with respect to which the Company has received written requests for inclusion within fifteen (15) business days after the applicable holder’s receipt of the Company’s notice that it is filing such a registration statement. The piggyback registration rights described herein, also apply to the Class A Ordinary Shares underlying the warrants issued to the placement agent in the Series A Note Offering.

TAXATION

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A Ordinary Shares. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase Class A Ordinary Shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares except on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A Ordinary Shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds Class A Ordinary Shares as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare Contribution Tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding Class A Ordinary Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class A Ordinary Shares;

●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

●	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

●	former citizens or long-term residents of the United States;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	regulated investment companies or real estate investment trusts;

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of an employee share option or otherwise as compensation;

●	persons that own or are deemed to own ten percent or more of our voting shares; and

●	persons holding Class A Ordinary Shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A Ordinary Shares and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of Class A Ordinary Shares.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the Netherlands and the United States (the “Treaty”) all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Class A Ordinary Shares who is eligible for the benefits of the Treaty and is:

(1)	a citizen or individual resident of the United States;

(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

(3)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders are encouraged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of Class A Ordinary Shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” distributions paid on Class A Ordinary Shares, other than certain pro rata distributions of Class A Ordinary Shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and, in accordance with the 2017 Tax Reform passed by Congress, should be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. It is still not certain if an individual making a § 962 election to be taxed as a C corporation will be eligible for the dividends-received deduction generally available to U.S. corporations under the Code pending further guidance from the Treasury. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any distribution of property other than cash (and other than certain pro rata distributions of Class A Ordinary Shares or rights to acquire Class A Ordinary Shares) will be the fair market value of such property on the date of distribution. Also in accordance with the 2017 Tax Reform passed by Congress, certain U.S. Holders may no longer be eligible for certain tax credits previously available under the § 902 “deemed paid income tax credit” as that Code section has been repealed.

Sale or Other Taxable Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of Class A Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based on the current and anticipated value of our assets, including goodwill, and the composition of our income, assets and operations, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of our Class A Ordinary Shares, which may fluctuate considerably. Fluctuations in the market price of our Class A Ordinary Shares may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering, including this one. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the Class A Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Class A Ordinary Shares, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of Class A Ordinary Shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment of the Class A Ordinary Shares). The adverse consequences of owning stock in a PFIC could be mitigated if a U.S. Holder makes a valid “qualified electing fund” election (“QEF election”) which, among other things, would require a U.S. Holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. We intend to provide the information necessary for U.S. Holders of our Class A Ordinary Shares to make qualified electing fund elections.

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of the Class A Ordinary Shares and the potential availability of a mark-to-market or QEF election.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the Class A Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the Class A Ordinary Shares.

UNDERWRITING

We intend to offer our securities described in this prospectus, excluding the Class A Ordinary Shares offered by the Selling Shareholders, through the underwriters named below. Subject to the terms and conditions of the respective underwriting agreements, the underwriters we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, on a best efforts basis, at the public offering price less the underwriting fees and commissions set forth on the cover page of this prospectus, a minimum of [        ] Class A Ordinary Shares and a maximum of [        ] Class A Ordinary Shares on a best efforts basis. The offering is being made without a firm commitment by the underwriters, neither of which has any obligation or commitment to purchase any securities. The underwriters are not required to sell any specific number or dollar amount of Class A Ordinary Shares, but rather they have agreed to use their best efforts to arrange for the sale of all of the securities offered hereby. The Underwriters may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering.

We do not intend to close this offering unless we sell at least the minimum number of Class A Ordinary Shares, at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, A copy of each of the underwriting agreements is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Underwriters must sell the minimum number of securities offered ([        ] Class A Ordinary Shares) if any shares are sold. The Underwriters are required to use only their best efforts to sell the securities offered and therefore the underwriters do not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of Class A Ordinary Shares. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriters after which the minimum offering is sold or (ii) [        ], 2018. On the closing date, the following will occur:

●	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;

●	we will cause to be delivered the Class A Ordinary Shares being sold on such closing date in book-entry form; and

●	we will pay the Underwriters their commissions.

Pursuant to an escrow agreement among us, the Underwriters and [       ] (the “Escrow Agent”), as escrow agent, until at least [       ] Class A Ordinary Shares are sold, all funds received in payment for securities sold in this Offering will be required to be submitted by subscribers to a non-interest bearing escrow account with the Escrow Agent and will be held by the Escrow Agent for such account. The Underwriters and we shall require all investor checks for payment for the securities to be made payable to [       ]. All subscription agreements and checks should be delivered to [       ]. Failure to do so will result in checks being returned to the investor who submitted the check. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum, claims may not be reached by creditors of the Company. If the Underwriters do not sell at least [       ] Class A Ordinary Shares by [       ], 2018, all funds will be returned within five business days to subscribers without interest or deduction. If this Offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the Class A Ordinary Shares to purchasers. Unless purchasers instruct us otherwise, we will deliver the shares electronically upon receipt of purchaser funds to the accounts of those purchasers who hold accounts at the Underwriters, or elsewhere, as specified by the purchaser, within seven business days upon the closing of the Offering. Alternately, purchasers who do not carry an account at the Underwriters may request that the shares be held in book-entry at the Company’s transfer agent, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the purchasers’ respective brokerage account upon request of the purchasers.

Fees, Commissions and Expense Reimbursement

The following table shows the cash commission payable to the Underwriters.

		Boustead	China Renaissance
Offering proceeds	Cash commission	(i) ≤$6,125,000: 7% of the proceeds sourced by the Company (ii) >$6,125,000: 3% of the Offering proceeds	7% of the proceeds sourced by China Renaissance
Commission that Exceeds the Threshold		$1,200,000	$800,000
China Renaissance exceeds the threshold	Cash commission	40% of the 7% commission which exceeds $800,000 is payable to Boustead	60% of the 7% commission which exceeds $800,000 is kept by China Renaissance
Boustead exceeds the threshold	Cash commission	60% of the 7% commission which exceeds $1,200,000 is kept by Boustead	40% of the 7% commission which exceeds $1,200,000 is payable to China Renaissance

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting fees and commissions to be paid to the Underwriters by us, and proceeds to us, before expenses and assuming a $[       ] per share offering price.

	Per Share	Minimum Offering	Maximum Offering
Public Offering Price	$	$	$
Underwriting fees and commissions
Boustead	$	$	$
China Renaissance	$	$	$
Proceeds to Us, Before Expenses	$	$	$

Because the actual amount to be raised in this Offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above. The Selling Shareholders do not engage the Underwriters to facilitate the sales of their Class A Ordinary Shares in any manner.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which also may be waived.

In addition to the cash commission, we will also reimburse the Underwriters for the full amount of their reasonable out-of-pocket expenses, including their legal expenses, in an amount not to exceed $[        ] and $[        ] for a third-party due diligence report incurred by the Underwriters in connection with the offering; we shall also pay them a financial advisory fee of $[        ] (with an additional $[        ] upon filing our listing application with NASDAQ).

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriters’ fees and commissions, will be approximately $[        ], all of which are payable by us.

The Underwriters intend to offer our Class A Ordinary Shares to their retail customers only in states in which we are permitted to offer our Class A Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Global Market are “covered securities”. If we were unable to meet the NASDAQ Global Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this Offering unless we meet the NASDAQ Global Market’s listing requirements.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and each of our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of six months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriters. As for the Selling Shareholders, the Series A Note Investors agreed to the same lock up period for the Class A Ordinary Shares underlying the Series A Notes; the Bond holder agreed to the same lock up period for the Class A Ordinary Shares underlying the Bond, but for a period of 90 days after the effective date of the registration statement of which this prospectus is a part.

The underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriters will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriter’s Warrants

We have agreed to issue to Boustead, warrants to purchase the number of Class A Ordinary Shares equal to specified percentages of the Class A Ordinary Shares sold in this Offering by either Boustead, the Company and/or China Renaissance, depending on the final amount raised in this Offering. The following table shows the percentage of warrants issuable to Boustead based on the terms of our agreement with them and with China Renaissance.

		Boustead	China Renaissance
IPO	Warrants	5.5% of the number of Class A Ordinary Shares sourced by the Company Exercisable at final Offering Price for a period of 2.5 years from the date of issuance	N/A

Commission that Exceeds the Threshold		$1,200,000	$800,000
China Renaissance exceeds the threshold	Warrants

Grant Boustead warrants to purchase Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares sold by China Renaissance which exceeds $800,000 x 40%

Exercise at final Offering Price for a period of 2.5 years from the date of issuance

N/A

Boustead exceeds the threshold	Warrants

Grant Boustead warrants to purchase Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares sold by Boustead which exceeds $1,200,000 x 60%

Exercise at final Offering Price for a period of 2.5 years from the date of issuance

N/A

The warrants will be exercisable at any time, and from time to time, in whole or in part, from the effective date of the offering until the period specified in the table above in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither our underwriters, nor permitted assignees under Rule 5110(g)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares also may be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Price Stabilization

The Underwriters will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriters acting as principal. Under these rules and regulations, the Underwriters:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriters based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriters’ website and any information contained in any other website maintained by the Underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for NASDAQ Market Listing

We intend to apply to have our Class A Ordinary Shares approved for listing/quotation on the NASDAQ Global Market under the symbol “[        ]”. We will not consummate and close this Offering without a listing approval letter from the NASDAQ Global Market. Our receipt of a listing approval letter is not the same as an actual listing on the NASDAQ Global Market. The listing approval letter will serve only to confirm that, if we sell a number of shares on a best efforts basis offering sufficient to satisfy applicable listing criteria, our Class A Ordinary Shares will in fact be listed.

If our Class A Ordinary Shares are listed on the NASDAQ Global Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Relationships

Boustead acted as the placement agent in the Series A Note Offering and one of the placement agents Bond Offering. For such services, Boustead received: (a) for the Series A Note Offering: a cash commission of $68,516 and the Series A Note PA Warrants; and (b) for the Bond Offering: (i) a cash commission of $600,000 and (ii) the Bond PA Warrants. In addition, Boustead purchased $150,000 Series A Notes in the Series A Note Offering.

China Renaissance also acted as a placement agent for the Bond Offering. For such services, China Renaissance received a cash success fee of $150,000.

The underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions Outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in Hong Kong

The Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our Class A Ordinary Shares be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) and each, a Relevant Member State, from and including the date on which the EU Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

●

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

The underwriters have represented, warranted and agreed that:

(A)       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Ordinary Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Japan

The Class A Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. Our Class A Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz-WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our Class A Ordinary Shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our Class A Ordinary Shares to the public in Germany, any public marketing of our Class A Ordinary Shares or any public solicitation for offers to subscribe for or otherwise acquire our Class A Ordinary Shares. This prospectus and other offering materials relating to the offer of our Class A Ordinary Shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee	$
NASDAQ Global Market listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
IPO Advisor fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

The validity of the Class A Ordinary Shares being offered by this prospectus and other legal matters concerning this Offering relating to Cayman Islands law will be passed upon for us by Campbells. Certain legal matters in connection with this Offering with respect to the United States federal securities law and New York law will be passed upon for us by Hunter Taubman Fischer & Li LLC, New York, New York. Certain legal matters with respect to the United States federal securities and New York law in connection with this Offering will be passed upon for the underwriters by Pryor Cashman LLP, New York, New York.

EXPERTS

The accompanying statements of net assets (predecessor basis) including the schedule of portfolio investments of Aptorum Group Limited as of December 31, 2016 and February 28, 2017, and the related statements (predecessor basis) of operations, changes in net assets, and cash flows for the year ended December 31, 2016, the statements (predecessor basis) of operations, changes in net assets, and cash flows for the period January 1, 2017 through February 28, 2017, the consolidated balance sheet (successor basis) as of December 31, 2017, the related consolidated statements (successor basis) of operations and comprehensive loss, stockholders’ equity and cash flows for the period March 1, 2017 through December 31, 2017, and the related notes (collectively referred to as the “financial statements”), appearing in this prospectus and Registration Statement have been audited by Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws that provide significantly less protection to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located in Hong Kong. In addition, some of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

According to our local Cayman Islands’ counsel, there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States or Hong Kong courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. The courts of the Cayman Islands in the past determined that disgorgement proceedings brought at the instance of the Securities and Exchange Commission are penal or punitive in nature and such judgments would not be enforceable in the Cayman Islands. Other civil liability provisions of the securities laws may be characterized as remedial, and therefore enforceable but the Cayman Islands’ Courts have not yet ruled in this regard. Our Cayman Islands’ counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands.

As of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and Hong Kong governing the recognition and enforcement of judgments.

Cayman Islands’ counsel further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or Hong Kong, a judgment obtained in such jurisdictions will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this Offering of our Class A Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this Offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.aptorumgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

APTORUM GROUP LIMITED

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying statements of net assets (predecessor basis) including the schedule of portfolio investments of Aptorum Group Limited (formally known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, the “Company”) as of December 31, 2016 and February 28, 2017, and the related statements (predecessor basis) of operations, changes in net assets, and cash flows for the year ended December 31, 2016, the statements (predecessor basis) of operations, changes in net assets, and cash flows for the period January 1, 2017 through February 28, 2017, the consolidated balance sheet (successor basis) as of December 31, 2017, the related consolidated statements (successor basis) of operations and comprehensive loss, stockholders’ equity and cash flows for the period March 1, 2017 through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2016, the period January 1, 2017 through February 28, 2017 and the period March 1, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Change in Investment Company Status

As discussed in Note 4 and Note 15 to the financial statements, effective March 1, 2017, the Company changed its financial reporting to that of an operating company from an investment company since it no longer met the assessment of an investment company under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 (“ASC 946”). The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other U.S. GAAP topics as of the date of the change in status. The change in status affects the comparability of the financial statements. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2017.

New York, New York
July 13, 2018

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumbp.com

APTORUM GROUP LIMITED

STATEMENTS OF NET ASSETS (PREDECESSOR BASIS)

December 31, 2016 and February 28, 2017

(Stated in U.S. Dollars)

	December 31, 2016	February 28, 2017
ASSETS
Investments, at fair value
Unaffiliated issuers (cost $22,783,506 as of December 31, 2016 and $22,739,748 as of February 28, 2017)	$24,126,392	$23,794,333
Aptorum Therapeutics - related party (cost $1,000,000 as of December 31, 2016 and February 28, 2017)	856,081	757,647
	24,982,473	24,551,980
Cash	301,643	29,983
Due from brokers	96,896	125,334
Interest receivable	1,050	6,149
Other receivables and prepayments	2,520	-
Total Assets	$25,384,582	$24,713,446

LIABILITIES
Accounts payable and accrued expenses	$92,385	$106,163
Equalization payable - related party	9,663	9,663
Management fees payable - related party	167,788	108,958
Total Liabilities	269,836	224,784

Net Assets	$25,114,746	$24,488,662

Net Asset Value Per Share
(5,000,000 shares of $0.01 par value authorized, 256,664 and 256,571 shares outstanding as of December 31, 2016 and February 28, 2017, respectively)	$97.85	$95.45

Net Assets Consist of
Paid-in capital	$25,787,834	$25,778,171
Equalization payable	(9,663)	-
Undistributed ordinary income	3,212,713	2,988,697
Accumulated undistributed net realized loss on investments	(5,075,105)	(5,090,432)
Net unrealized appreciation on investments	1,198,967	812,226
	$25,114,746	$24,488,662

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEET (SUCCESSOR BASIS)

December 31, 2017

(Stated in U.S. Dollars)

ASSETS
Current assets:
Cash	$16,245,807
Restricted cash	480,000
Marketable securities, at fair value	1,972,648
Investments in derivatives	1,095,122
Due from brokers	179,492
Other receivables and prepayments	310,330
Total current assets	20,283,399
Equipment, net	346,587
Non-marketable investments, at cost	7,394,713
Intangible assets, net	1,472,707
Amounts due from related parties	304,820
Long-term deposits	1,757,756
Total Assets	$31,559,982

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amount due to a related party	$197,386
Accounts payable and accrued expenses	653,348
Convertible promissory notes	480,000
Total current liabilities	1,330,734
Total Liabilities	$1,330,734

Commitments and contingencies	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 5,426,381 shares issued and outstanding)	$5,426,381
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding)	22,437,754
Additional paid-in capital	5,294,402
Accumulated other comprehensive loss	(367,782)
Accumulated deficit	(2,547,462)
Total equity attributable to the shareholders of Aptorum Group Limited	30,243,293
Non-controlling interests	(14,045)
Total equity	30,229,248
Total Liabilities and Equity	$31,559,982

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

STATEMENTS OF OPERATIONS (PREDECESSOR BASIS)

For the Year Ended December 31, 2016 and Period January 1, 2017 through February 28, 2017

(Stated in U.S. Dollars)

	Year Ended December 31, 2016	January 1, 2017 through February 28, 2017
Investment income
Dividend income from unaffiliated issuers	$57,642	$-
Interest income	28,800	3,011
Total investment income	86,442	3,011

Expenses
General and administrative fees	79,750	17,516
Management fees	641,807	108,958
Legal and professional fees	106,031	98,646
Other operating expenses	50,646	1,907
Total expenses	878,234	227,027

Net investment loss	$(791,792)	$(224,016)

Realized and unrealized losses
Net realized losses on investments in unaffiliated issuers	$(840,485)	$(15,327)
Net change in unrealized depreciation on investments
Aptorum Therapeutics - related party	(143,919)	(98,434)
Unaffiliated issuers	(358,319)	(288,307)
Net realized and unrealized losses	(1,342,723)	(402,068)

Net decrease in net assets resulting from operations	$(2,134,515)	$(626,084)

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (SUCCESSOR BASIS)

For the Period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

Expenses
Research and development expenses	$2,501,420
General and administrative fees	1,480,093
Legal and professional fees	1,395,490
Amortization and depreciation	58,903
Other operating expenses	257,177
Total expenses	5,693,083

Other income
Gain on investments in marketable securities, net	3,912,500
Loss on investments in derivatives, net	(827,501)
Interest income	44,269
Dividend income	2,308
Total other income, net	3,131,576

Net loss	(2,561,507)
Less: net loss attributable to non-controlling interests	(14,045)

Net loss attributable to Aptorum Group Limited	$(2,547,462)

Net loss per share – basic and diluted	$(0.09)
Weighted-average shares outstanding – basic and diluted	26,963,435

Net loss	$(2,561,507)

Other Comprehensive loss
Unrealized loss on investments in available-for-sale securities	(367,782)
Other Comprehensive loss	(367,782)

Comprehensive loss	(2,929,289)
Less: comprehensive loss attributable to non-controlling interests	(14,045)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	$(2,915,244)

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

STATEMENTS OF CHANGES IN NET ASSETS (PREDECESSOR BASIS)

For the Year Ended December 31, 2016 and Period January 1, 2017 through February 28, 2017

(Stated in U.S. Dollars)

	Year Ended December 31, 2016	January 1, 2017 through February 28, 2017

Operations
Net investment losses	$(791,792)	$(224,016)
Net realized losses	(840,485)	(15,327)
Net change in unrealized depreciation	(502,238)	(386,741)
Net decrease in net assets resulting from operations	(2,134,515)	(626,084)

Distributions to shareholders
Equalization payable	(9,663)	9,663
Return of capital	-	(9,663)
Total distributions	(9,663)	-

Issuance of shares	2,900,000	-

Total increase (decrease) in net assets	755,822	(626,084)

Net assets
Beginning of period	24,358,924	25,114,746
End of period	$25,114,746	$24,488,662

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (SUCCESSOR BASIS)

For the Period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

Net assets to allocate to shareholders’ equity at February 28, 2017	$24,488,662

	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Non-controlling interests	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, March 1, 2017	25,657,110	$25,657,110	-	$-	-	$-	$(1,168,448)	$-	$-	$-	$24,488,662
Proceeds from issuance of shares	2,207,025	2,207,025	-	-	-	-	6,394,976	-	-	-	8,602,001
Converted from ordinary shares	(27,864,135)	(27,864,135)	5,426,381	5,426,381	22,437,754	22,437,754	-	-	-	-	-
Unrealized loss on investments in available-for-sale securities	-	-	-	-	-	-	-	-	(367,782)	-	(367,782)
Gain on disposal of entity under common control	-	-	-	-	-	-	67,874	-	-	-	67,874
Net loss	-	-	-	-	-	-	-	(2,547,462)	-	(14,045)	(2,561,507)

Balance, December 31, 2017	-	$-	5,426,381	$5,426,381	22,437,754	$22,437,754	$5,294,402	$(2,547,462)	$(367,782)	$(14,045)	$30,229,248

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

STATEMENTS OF CASH FLOWS (PREDECESSOR BASIS)

For the Year Ended December 31, 2016 and Period January 1, 2017 through February 28, 2017

(Stated in U.S. Dollars)

	Year Ended December 31, 2016	January 1, 2017 through February 28, 2017
Cash flows from operating activities
Net decrease in net assets resulting from operations	$(2,134,515)	$(626,084)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Net change in unrealized depreciation on investments	502,238	386,741
Net realized loss on sales of investments in unaffiliated issuers	840,485	15,327
Dividends paid-in-kind	(51,881)	-
Purchase of investment in Aptorum Therapeutics - related party	(1,000,000)	-
Proceeds from sales of investment securities	4,068,543	28,425
Purchases of investment securities	(5,009,996)	-
Decrease (increase) in interest receivable	98	(5,099)
Increase in due from brokers	(96,896)	(28,438)
(Increase) decrease in other receivable and prepayments	(2,520)	2,520
Increase in accounts payable and accrued expenses	65,573	13,778
Increase (decrease) in management fees payable - related party	11,322	(58,830)
Net cash used in operating activities	(2,807,549)	(271,660)

Cash flows from financing activities
Repayments under line of credit, net	(2,086,702)	-
Proceeds from the issuance of shares	2,525,000	-
Net cash provided by financing activities	438,298	-

Net decrease in cash	(2,369,251)	(271,660)

Cash - Beginning of period	2,670,894	301,643
Cash - End of period	$301,643	$29,983
Supplemental disclosures of cash flow information
Interest paid	$1,665	$-
Income taxes paid	$-	$-

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (SUCCESSOR BASIS)

For the Period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

Cash flows from operating activities
Net loss	$(2,561,507)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	58,903
Gain on investments in marketable securities, net	(3,912,500)
Loss on investments in derivatives, net	827,501
Changes in operating assets and liabilities:
Other receivables and prepayments	(310,074)
Interest receivable	6,149
Long-term deposits	(20,092)
Due from brokers	(54,158)
Accounts payable and accrued expenses	183,083
Net cash used in operating activities	(5,782,695)
Cash flows from investing activities
Advances to/payments received from related parties	(186,898)
Purchases of intangible assets	(968,730)
Purchases of equipment	(2,090,721)
Proceeds from sales of investment securities	16,049,067
Net cash provided by investing activities	12,802,718
Cash flows from financing activities
Proceeds from issuance of convertible promissory notes	480,000
Proceeds from issuance of shares	8,602,001
Net cash provided by financing activities	9,082,001

Net increase in cash and restricted cash	16,102,024
Cash and restricted cash, March 1, 2017	623,783
Cash and restricted cash, December 31, 2017	$16,725,807
Supplemental disclosures of cash flow information
Interest paid	$-
Income taxes paid	$-

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

SCHEDULE OF PORTFOLIO INVESTMENTS

December 31, 2016

(Stated in U.S. Dollars)

Shares/Par/# of Contract	Issuers	Cost	Fair Value
	PREFERRED STOCKS (17.17%)
	United States (17.17%)
	Pharmaceutical and Biotechnology (17.17%)
500,000	Atea Pharmaceuticals Incorporated, (6.03%), Series A	$500,000	$1,515,000
165,016	Atea Pharmaceuticals Incorporated, (1.99%), Series B	499,998	499,998
354,609	Kezar Life Sciences Incorporated, (1.19%), Series A	299,999	299,999
265,958	X4 Pharmaceuticals Incorporated, (1.99%), Series A	500,001	500,001
270,270	Atreca Incorporated, (1.99%), Series A	500,000	500,000
3,333,333	Anabios Corporation, (3.98%), Series B	1,000,000	1,000,000
		3,299,998	4,314,998
	Total United States	3,299,998	4,314,998
	Israel (0.00%)
	Pharmaceutical and Biotechnology (0.00%)
15,145	APOS - Medical and Sports Technologies Ltd.	749,980	-
		749,980	-
	Total Israel	749,980	-
	TOTAL PREFERRED STOCKS	$4,049,978	$4,314,998

	COMMON STOCKS (58.18%)
	United States (57.35%)
	Pharmaceutical and Biotechnology (47.11%)
80,608	Cerecor Inc., (0.28%)	$415,385	$70,967
139,983	Argos Therapeutics Incorporated, (2.73%)	1,093,830	685,917
86,863	Axsome Therapeutics Inc., (2.33%)	498,279	586,325
2,228,981	Rezolute, Inc., (8.88%)	2,368,709	2,228,981
193,349	Contrafect Corp., (1.35%)	980,079	338,361
720,000	Athenex Incorporated, (31.54%)	3,960,000	7,920,000
		9,316,282	11,830,551
	Healthcare (10.24%)
265,425	Obalon Therapeutics Inc., (9.35%)	2,000,000	2,349,011
65,976	MRI Interventions Inc., (0.89%)	1,599,999	224,318
		3,599,999	2,573,329
	Total United States	12,916,281	14,403,880
	Taiwan (0.00%)
	Commercial Services (0.00%)
2,000,000	Sim2Travel Incorporated, (0.00%)	2,000,000	-
		2,000,000	-
	Total Taiwan	2,000,000	-
	Hong Kong (0.83%)
	Financial Services (0.83%)
8,800	Hong Kong Exchange and Clearing Ltd., (0.83%)	325,397	207,903
		325,397	207,903
	Total Hong Kong	325,397	207,903
	TOTAL COMMON STOCKS	$15,241,678	$14,611,783

	BONDS (1.25%)
	Mainland China (1.25%)
	Bank (1.25%)
$300,000	Industrial & Commercial Bank of China, with 6% coupon rate and no maturity date, (1.25%)	$311,750	$314,160
		311,750	314,160
	Total Mainland China	311,750	314,160
	TOTAL BONDS	$311,750	$314,160

	CONVERTIBLE NOTES (12.18%)
	United States (12.18%)
	Pharmaceutical and Biotechnology (12.18%)
$500,000	Centrexion Therapeutics Corporation, (2.07%), Series C, (Due Date: 6/1/2019, Interest Rate: 5.00%)	$500,000	$520,960
$1,500,000	Alzheon Incorporated, (6.32%), Series A, (Due Date: 7/13/2017, Interest Rate: 4.00%)	1,500,000	1,588,438
$900,000	Alzheon Incorporated, (3.79%), Series B, (Due Date: 7/13/2017, Interest Rate: 4.00%)	900,000	953,063
		2,900,000	3,062,461
	Total United States	2,900,000	3,062,461
	Israel (0.00%)
	Pharmaceutical and Biotechnology (0.00%)
$100,000	APOS - Medical and Sports Technologies Ltd., (0.00%), (Due Date: 12/17/2017, Interest Rate: 10.00%)	100,000	-
		100,000	-
	Total Israel	100,000	-
	TOTAL CONVERTIBLE NOTES	$3,000,000	$3,062,461

	WARRANTS (7.25%)
	United States (7.25%)
	Pharmaceutical and Biotechnology (7.13%)
2,228,981	Rezolute, Inc., (7.07%), (Expiration Date: 6/24/2021)	$83,168	$1,776,275
80,608	Cerecor Inc., (0.01%), (Expiration Date: 4/20/2017)	36,932	2,822
80,608	Cerecor Inc., (0.05%), (Expiration Date: 10/20/2018)	60,000	12,897
		180,100	1,791,994
	Healthcare (0.12%)
2,311	MRI Interventions Inc., (0.02%), (Expiration Date: 12/18/2020)	-	4,252
23,310	MRI Interventions Inc., (0.08%), (Expiration Date: 12/24/2019)	-	20,660
3,081	MRI Interventions Inc., (0.02%), (Expiration Date: 12/18/2020)	-	6,084
		-	30,996
	Total United States	180,100	1,822,990
	TOTAL WARRANTS	$180,100	$1,822,990

	TOTAL UNAFFILIATED ISSUERS	$22,783,506	$24,126,392

	A RELATED PARTY (3.41%)
	Hong Kong (3.41%)
	Pharmaceutical and Biotechnology (3.41%)
1,000,000	Aptorum Therapeutics Limited, (3.41%), (100% Owned)	$1,000,000	$856,081
		1,000,000	856,081
	Total Hong Kong	1,000,000	856,081
	TOTAL RELATED PARTY	$1,000,000	$856,081

	Total investments at fair value (99.44%*)	$23,783,506	$24,982,473

* Represents the ratio of total investments at fair value to net assets as of December 31, 2016.

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

SCHEDULE OF PORTFOLIO INVESTMENTS

February 28, 2017

(Stated in U.S. Dollars)

Shares/Par/# of Contract	Issuers	Cost	Fair Value
	PREFERRED STOCKS (17.62%)
	United States (17.62%)
	Pharmaceutical and Biotechnology (17.62%)
500,000	Atea Pharmaceuticals Incorporated, (6.19%), Series A	$500,000	$1,515,000
165,016	Atea Pharmaceuticals Incorporated, (2.04%), Series B	499,998	499,998
354,609	Kezar Life Sciences Incorporated, (1.23%), Series A	299,999	299,999
265,958	X4 Pharmaceuticals Incorporated, (2.04%), Series A	500,001	500,001
270,270	Atreca Incorporated, (2.04%), Series A	500,000	500,000
3,333,333	Anabios Corporation, (4.08%), Series B	1,000,000	1,000,000
		3,299,998	4,314,998
	Total United States	3,299,998	4,314,998
	Israel (0.00%)
	Pharmaceutical and Biotechnology (0.00%)
15,145	APOS - Medical and Sports Technologies Ltd.	749,980	-
		749,980	-
	Total Israel	749,980	-
	TOTAL PREFERRED STOCKS	$4,049,978	$4,314,998

	COMMON STOCKS (57.81%)
	United States (56.92%)
	Pharmaceutical and Biotechnology (46.08%)
80,608	Cerecor Inc., (0.24%)	$415,385	$58,844
134,383	Argos Therapeutics Incorporated, (0.63%)	1,050,072	154,540
86,863	Axsome Therapeutics Inc., (1.61%)	498,279	395,227
2,228,981	Rezolute, Inc., (9.56%)	2,368,709	2,340,430
193,349	Contrafect Corp., (1.70%)	980,079	415,700
720,000	Athenex Incorporated, (32.34%)	3,960,000	7,920,000
		9,272,524	11,284,741
	Healthcare (10.84%)
265,425	Obalon Therapeutics Inc., (10.10%)	2,000,000	2,473,761
65,976	MRI Interventions Inc., (0.74%)	1,599,999	181,434
		3,599,999	2,655,195
	Total United States	12,872,523	13,939,936
	Taiwan (0.00%)
	Commercial Services (0.00%)
2,000,000	Sim2Travel Incorporated, (0.00%)	2,000,000	-
		2,000,000	-
	Total Taiwan	2,000,000	-
	Hong Kong (0.89%)
	Financial Services (0.89%)
8,800	Hong Kong Exchange and Clearing Ltd., (0.89%)	325,397	218,458
		325,397	218,458
	Total Hong Kong	325,397	218,458
	TOTAL COMMON STOCKS	$15,197,920	$14,158,394

	BONDS (1.29%)
	Mainland China (1.29%)
	Bank (1.29%)
$300,000	Industrial & Commercial Bank of China, with 6% coupon rate and no maturity date, (1.29%)	$311,750	$316,296
		311,750	316,296
	Total Mainland China	311,750	316,296
	TOTAL BONDS	$311,750	$316,296

	CONVERTIBLE NOTES (12.59%)
	United States (12.59%)
	Pharmaceutical and Biotechnology (12.59%)
$500,000	Centrexion Therapeutics Corporation, (2.14%), Series C, (Due Date: 6/1/2019, Interest Rate: 5.00%)	$500,000	$525,001
$1,500,000	Alzheon Incorporated, (6.53%), Series A, (Due Date: 7/13/2017, Interest Rate: 4.00%)	1,500,000	1,598,137
$900,000	Alzheon Incorporated, (3.92%), Series B, (Due Date: 7/13/2017, Interest Rate: 4.00%)	900,000	958,882
		2,900,000	3,082,020
	Total United States	2,900,000	3,082,020
	Israel (0.00%)
	Pharmaceutical and Biotechnology (0.00%)
$100,000	APOS - Medical and Sports Technologies Ltd., (0.00%), (Due Date: 12/17/2017, Interest Rate: 10.00%)	100,000	-
		100,000	-
	Total Israel	100,000	-
	TOTAL CONVERTIBLE NOTES	$3,000,000	$3,082,020

	WARRANTS (7.85%)
	United States (7.85%)
	Pharmaceutical and Biotechnology (7.76%)
2,228,981	Rezolute, Inc., (7.70%), (Expiration Date: 6/24/2021)	$83,168	$1,884,826
80,608	Cerecor Inc., (0.03%), (Expiration Date: 4/20/2017)	36,932	7,094
80,608	Cerecor Inc., (0.03%), (Expiration Date: 10/20/2018)	60,000	8,061
		180,100	1,899,981
	Healthcare (0.09%)
2,311	MRI Interventions Inc., (0.01%), (Expiration Date: 12/18/2020)	-	3,203
23,310	MRI Interventions Inc., (0.06%), (Expiration Date: 12/24/2019)	-	14,830
3,081	MRI Interventions Inc., (0.02%), (Expiration Date: 12/18/2020)	-	4,611
		-	22,644
	Total United States	180,100	1,922,625
	TOTAL WARRANTS	$180,100	$1,922,625

	TOTAL UNAFFILIATED ISSUERS	$22,739,748	$23,794,333

	A RELATED PARTY (3.09%)
	Hong Kong (3.09%)
	Pharmaceutical and Biotechnology (3.09%)
1,000,000	Aptorum Therapeutics Limited, (3.09%), (100% Owned)	$1,000,000	$757,647
		1,000,000	757,647
	Total Hong Kong	1,000,000	757,647
	TOTAL RELATED PARTY	$1,000,000	$757,647

	Total investments at fair value (100.25%*)	$23,739,748	$24,551,980

*	Represents the ratio of total investments at fair value to net assets as of February 28, 2017.

See accompanying notes to the financial statements.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

1. THE COMPANY

Aptorum Group Limited (the “Company”), formally known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

Before March 1, 2017, the Company was incorporated as an exempted company with limited liability in the Cayman Islands, and operated as an open ended investment company which would own and oversee the management, operations and investments of its subsidiaries. The Company was managed by AENEAS CAPITAL LIMITED, formerly known as APTUS CAPITAL LIMITED or Guardian Capital Management Limited (the “Manager”), with its objective to generate long-term capital appreciation by acquiring, holding and/or investing in, by itself or through one or more of its subsidiaries or other investment vehicles, a wide range of investments, assets and/or rights, with a focus on the healthcare industry. Since March 1, 2017, the Company has operated as a holding company and the Manager entered into a new management agreement with the Company to manage certain investment and reinvestment.

SS&C Technologies, Inc. (formerly known as Wells Fargo Global Fund Services LLC before January 1, 2017) and DBS Bank Limited, Hong Kong Branch were appointed as the administrator (the “Administrator”) and cash custodian (the “Cash Custodian”) of the Company, respectively.

On April 21, 2015, the directors of the Company approved the Company’s deregistration as a mutual fund from the Cayman Islands Monetary Authority (“CIMA”) for the Company has less than 15 investors and so it intended to rely on the exemption from registration. The Company ceased operating as CIMA registered fund on October 8, 2015.

On February 21, 2017, written resolutions were passed by the sole director of the Company and on March 1, 2017, resolutions were passed by the sole holder of management shares in the Company according to which, the Company changed from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries (the “Restructure”). (See Note 4 and Note 15 for further discussion)

On March 1, 2017, a special resolution was passed by written resolution and the issue of the Certificate of Incorporation on Change of Name by the Cayman Islands Registrar of Companies changed the name of the Company from STRIKER ASIA OPPORTUNITIES FUND CORPORATION to APTUS Holdings Limited on March 3, 2017.

On October 13, 2017, a special resolution was passed at the extraordinary general meeting of the Company, and on October 19, 2017, the Cayman Islands Registrar of Companies issued the Certificate of Incorporation on Change of Name changing the name of the Company from APTUS Holdings Limited to Aptorum Group Limited.

2. INVESTMENT COMPANY STATUS

The Company did not register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”), in reliance on Section 3(c)(1). Section 3(c)(1) of the 1940 Act exempts from the 1940 Act’s registration requirements privately placed investment funds whose securities are beneficially owned by not more than 100 persons and purchase their interests in a private placement. In addition, under certain current interpretations of the Securities and Exchange Commission (“SEC”), Section 7(d) of the 1940 Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement.

Management has determined that the Company met the assessment of an investment company under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 and was an investment company under U.S. generally accepted accounting principles (“U.S. GAAP”) for the purposes of financial reporting.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

3. PRIVATE PLACING MEMORANDUM

In January 2013, the Company issued a private placing memorandum (the “PPM”) relating to the placing of up to 4,999,990 participating shares of US$0.01 each (the “Participating Shares”). Participating Shares may be issued on any dealing day at the subscription price (the “Subscription Price”) and may be redeemed on any dealing day at the redemption price (“Redemption Price”).

The Subscription Price or Redemption Price of each Participating Share of the relevant class for any relevant dealing day would, subject as provided below, be determined by:

(i) allocating the net asset value (the “NAV”) of the Company to each class (if any) in proportion to the NAV for such classes immediately following the preceding valuation point;

(ii) deducting from the NAV of the class in question the fees, costs, expenses or other liabilities attributable to the relevant class not already deducted in ascertaining the NAV of the Company and adding to the NAV assets specifically attributable to the relevant class, in order to arrive at the actual NAV of the relevant class; and

(iii) dividing the NAV of the relevant class calculated in (ii) above as at the valuation point relating to that dealing day by the number of Participating Shares of the relevant class in issue.

The minimum subscription for each applicant was US$500,000 inclusive of any initial charge. The minimum addition to any holding was US$100,000 inclusive of any initial charge.

Income of the Company would not be distributed unless the directors of the Company otherwise determined. Retained income would be reflected in the value of Participating Shares. Dividends, if any, unclaimed for six years after the date of declaration would be forfeited and paid back to the Predecessor Company.

Other key terms of the private placing memorandum included:

The Manager might cause the Company to purchase, to the extent consistent with Rules 5130 and 5131 of Financial Industry Regulatory Authority (“FINRA”) new issue rules, equity securities that were part of an initial public offering. In the event that the Manager decided, in its sole discretion, that the Company would invest in public offerings of securities that would be deemed “new issues” under Rules 5130 and 5131 of FINRA, the Manager reserved the right to restructure any existing class of Participating Shares into two classes.

The first class of Participating Shares of the Company would be a restricted class (“Restricted Participating Shares”) which would be issued to restricted persons and would have no economic participation in new issues assets so that no profits or losses associated with new issues were allocated to such class of Participating Shares. The second class of Participating Shares of the Company would be an unrestricted class (the “Unrestricted Participating Shares”) which would be issued to non-Restricted Persons (the “Unrestricted Persons”) and would have full economic participation in new issues profits. The Company might, however, avail itself of a “de minimis” exemption pursuant to which a portion of any new issue profits and losses might be allocated to the Restricted Participating Shares and thus to restricted persons.

The Company might permit holders of Restricted Participating Shares who were eligible to own Unrestricted Participating Shares to convert their Restricted Participating Shares to Unrestricted Participating Shares based upon their relative net asset values at the time of conversion, and any such holder would be required to execute a statement regarding his eligibility to participate in “new issue” securities.

The private placement was terminated on March 1, 2017 by a special resolution passed at the directors’ meeting.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. GAAP. As discussed in Note 2, before March 1, 2017, the Company was an investment company under U.S. GAAP for the purposes of financial reporting. U.S. GAAP for an investment company requires investments to be recorded at estimated fair value and the unrealized gains and/or losses in an investment’s fair value are recognized on a current basis in the statements of operations. In addition, the Company did not consolidate its subsidiaries, since they were operating companies and not investment companies. Such entities were fair valued in accordance with ASC Topic 946 (“ASC 946”) and ASC Topic 820 (“ASC 820”).

As of March 1, 2017, after the change of business purpose, legal form and substantive activities, the Company’s status changed to an operating company from an investment company since it no longer met the criteria to qualify as an investment company under the ASC 946. The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other U.S. GAAP topics.

This change in status and the accounting policies affect the comparability of the financial statements. As such, for the year ended December 31, 2016 and for the period January 1, 2017 through February 28, 2017, the statements of net assets, statements of operations, statements of cash flows and statements of changes in net assets have been presented on the predecessor basis of accounting as an investment company, and on the basis of accounting as an operating company from March 1, 2017 through December 31, 2017. The consolidated balance sheet as of December 31, 2017 has been presented on the successor basis.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Company’s financial statements include investments at fair value. Actual results could differ from those estimates.

Valuation

All investments are recorded at their estimated fair value, as described in Note 5.

Cash

Cash consists of cash on hand and bank deposits and cash denominated in foreign currencies, which is unrestricted as to withdrawal and use. As of December 31, 2016 and February 28, 2017, the cash denominated in foreign currencies were $5,765 and $5,760 respectively.

Due from brokers

Due from brokers consist primarily of cash and cash equivalents, cash collateral and the amounts receivable or payable for securities that have not yet settled, with the Company’s clearing broker. Cash at broker and deposits on transactions are restricted until these securities are purchased or until the transactions are settled or terminated. Cash balances held at the brokers, as well as securities owned by the Company serve as collateral for margin account debit balances existing at the brokers.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Investments, at fair value

The Company’s investments include common stock, preferred stock of listed, unlisted and private companies, corporate bonds and other equity securities, which are collectively presented as “Investments, at fair value” prior to the Restructure and recorded on a trade date basis. Investments in securities are initially measure at their transaction price, which include commissions and other charges that are part of the purchase transaction. The Company subsequently measures the investments at fair value through earnings. Realized gain and loss from security transactions are calculated on the specific identification basis, unless otherwise identifiable, and recorded in earnings on the date of sale. Unrealized gain and loss on these securities are included in the statements of operations.

Investment transaction, income and expense

Interest income and expense are recorded on the accrual basis. The Company amortizes premiums and accretes discounts as adjustments to interest income. Discounts and premiums on investments purchased are accreted and amortized to interest income over the lives of the respective investments. Discounts for high-yield debt securities and other debt securities are not amortized to the extent that interest income is not expected to be realized. Dividend income and expense are recorded on the ex-dividend dates, except certain dividends from foreign securities where the ex-dividend date may have passed. These dividends are recorded as soon as the Company is informed of the ex-dividend date. Dividend income on foreign securities is recorded net of any applicable withholding tax. Distributions that represent returns of capital in excess of cumulative profits and losses are credited to investment cost rather than investment income.

Foreign currency

The Company’s functional currency is US dollars (“USD” or “$”), which is the currency of the primary environment in which it operates in Hong Kong. The Company’s performance is evaluated in USD. The fees, charges and allocations are calculated in USD. All subscriptions and redemptions are transacted in USD.

All assets and liabilities denominated in foreign currencies are translated into USD amounts at the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into USD amounts on the respective dates of such transactions. The Company does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments in the statements of operations. Adjustments arising from foreign currency transactions are reflected in the statements of operations.

Redemption payable

The Company recognizes redemptions as liabilities, net of the performance fees, when the amount requested in the redemption represents a fixed and determinable obligation. This may generally occur either at the time of the receipt of the notice, or on the last day of a fiscal period, depending on the nature of the request. Redemptions paid after the end of the year, but based upon year-end net asset balances are reflected as redemptions payable at December 31. Redemption notices received for which the dollar amount is not fixed results in net assets not being recognized as a liability until the dollar amount is determined.

Equalization payable

The net asset value of each share of share capital sold or repurchased comprises the par value of the shares, undistributed income, and paid-in and other surplus. When shares are sold or repurchased, the Company calculates the amount of undistributed income available for distribution to its shareholders and, based on the number of shares outstanding, determines the amount associated with each share. The per share amount determined to be associated with undistributed income is credited to the equalization account when shares are sold and charged to the equalization account when shares are repurchased which reduces the required distribution requirement.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Income taxes

Under current legislation, the Company is not subject to direct taxation in the Cayman Islands and any income subject to tax has been satisfied through withholdings by such tax jurisdictions at prevailing treaty or standard withholding rates, accordingly, no provision for income taxes is reflected in the accompanying financial statements. Certain foreign securities held by the Company may be subject to foreign taxation on gains, dividends and interest income received. Foreign taxes due, if any, are recorded based on the tax laws in the applicable foreign jurisdictions and are shown net of foreign income taxes withheld. For all open tax years and for all major taxing jurisdictions, the Manager had concluded that the entity is exempt from income taxes (other than withholding taxes noted above) and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017. However, the Manager’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities. The Company is subject to income tax examinations by major taxing authorities for all tax years since its inception.

5. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Company’s own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company’s investments and are summarized in the following fair value hierarchy:

●	Level 1 - Unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield-curves, default rates, and similar data.

●	Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Company’s own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

Investments for which market quotations are not readily available are fair valued as determined by the Manager. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair value pricing may be used where: (i) an investment is illiquid (restricted securities); (ii) the market or exchange for an investment is closed on an ordinary trading day and no other market prices are available; (iii) the investment is so thinly traded that there have been no transactions in the security over an extended period; or (iv) the validity of a market quotation received is questionable. In addition, fair value pricing will be used if emergency or unusual situations have occurred, such as when trading of a security on an exchange is suspended; or when an event occurs after the close of the exchange on which the security is principally traded that is likely to have changed the value of the investment.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The use of valuation techniques and the availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors and other characteristics particular to the transaction. As a general principle, the current fair value of an issue of investments being valued by the Manager would be the amount which the owner might reasonably expect to receive for them upon their current sale. The Manager may employ a market-based valuation approach which may use related or comparable investments, recent transactions, market multiples, book values, and other relevant information to determine fair value. The Manager may also use an income-based valuation approach in which anticipated future cash flows of the financial instrument are discounted to calculate fair value. Fair value methods used, which are in accordance with this principle may, for example, be based on (i) a multiple of earnings; (ii) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (iii) yield to maturity with respect to debt issues, or a combination of these and other methods. Good faith pricing is permitted if, in the Manager’s opinion, the validity of market quotations appears to be questionable based on factors such as evidence of a thin market in the security based on a small number of quotations, a significant event occurs after the close of a market but before a Company’s net asset value (“NAV”) calculation that may affect a security’s value, or the Manager is aware of any other data that calls into question the reliability of market quotations. Good faith pricing may also be used in instances when the investments the Company invests in may default or otherwise cease to have market quotations readily available. Factors that may be considered when fair valuing an investment are: fundamental analytical data relating to the investment; evaluation of the forces that influence the market in which the investment is purchased and sold; type of investment or asset; financial statements of issuer; special reports prepared by analysts or the Manager; information as to any transactions or offers with respect to the security; and the historical tendency of the investment’s price to track or respond to general and specific market movements (in terms of indices, sectors, or other market measurements), liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and the differences could be material. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2016 and February 28, 2017:

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Investments in securities
Aptorum Therapeutics - related party	$-	$-	$856,081	$856,081
Common stocks	2,113,791	4,577,992	7,920,000	14,611,783
Preferred stocks	-	-	4,314,998	4,314,998
Warrants	15,719	-	1,807,271	1,822,990
Convertible notes	-	-	3,062,461	3,062,461
Corporate bonds	-	314,160	-	314,160
Total assets at fair value	$2,129,510	$4,892,152	$17,960,811	$24,982,473

February 28, 2017	Level 1	Level 2	Level 3	Total
Assets
Investments in securities
Aptorum Therapeutics - related party	$-	$-	$757,647	$757,647
Common stocks	1,424203	4,814,191	7,920,000	14,158,394
Preferred stocks	-	-	4,314,998	4,314,998
Warrants	15,155	-	1,907,470	1,922,625
Convertible notes	-	-	3,082,020	3,082,020
Corporate bonds	-	316,296	-	316,296
Total assets at fair value	$1,439,358	$5,130,487	$17,982,135	$24,551,980

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The following is a reconciliation of level 3 assets for the year ended December 31, 2016:

	Aptorum Therapeutics - related party	Common Stocks	Preferred Stocks	Warrants	Convertible Notes	Total
Balance at December 31, 2015	$-	$8,480,000	$5,049,979	$144,165	$1,628,274	$15,302,418
Purchases	1,000,000	-	3,399,996	-	1,400,000	5,799,996
Reclassification between different investment type (a)	-	-	(81,406)	83,168	-	1,762
Transfer out of Level 3 (a) (b)	-	-	(4,318,594)	-	-	(4,318,594)
Change in unrealized (depreciation) appreciation	(143,919)	(560,000)	265,023	1,579,938	34,187	1,175,229
Balance at December 31, 2016	$856,081	$7,920,000	$4,314,998	$1,807,271	$3,062,461	$17,960,811
Net change in unrealized (depreciation) appreciation relating to investments still held at 31 December, 2016	(143,919)	(560,000)	265,023	1,579,938	34,187	1,175,229

The following is a reconciliation of level 3 assets for the period January 1, 2017 through February 28, 2017:

	Aptorum Therapeutics – related party	Common Stocks	Preferred Stocks	Warrants	Convertible Notes	Total
Balance at December 31, 2016	$856,081	$7,920,000	$4,314,998	$1,807,271	$3,062,461	$17,960,811
Change in unrealized (depreciation) appreciation	(98,434)	-	-	100,199	19,559	21,324
Balance at February 28, 2017	$757,647	$7,920,000	$4,314,998	$1,907,470	$3,082,020	$17,982,135
Net change in unrealized (depreciation) appreciation relating to investments still held at February 28, 2017	(98,434)	-	-	100,199	19,559	21,324

(a)	Rezolute, Inc. was listed on the over-the-counter (“OTC”) market beginning in June 2016 and preferred stock with amount of $2,318,594 was transferred to common stock in Level 2 from Level 3 due to observable market data becoming available. Additionally, the Company received some warrants from the investee and the cost was allocated between common stock and warrants, in the amount of the warrants of $83,168 with dividend income being recognized of $1,762.

(b)	Obalon Therapeutics was listed on the OTC market beginning in October 2016 and the Company transferred $2,000,000 of preferred stock in the healthcare industry into common stock in Level 2 from Level 3 due to the increased liquidity of the investments due to observable market data becoming available.

(c)	The Company policy is to recognize transfers in and transfers out of each level as of the actual date of the event or change in circumstances that caused the transfer.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Valuation techniques and inputs

A description of the valuation techniques applied to the Company’s major classes of assets measured at fair value on a recurring basis follows.

Equity Securities

Equity securities including common stock, warrants and preferred securities, are generally valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Manager believes such prices more accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are generally valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is generally valued by the pricing service at its last bid price if held long and the last asked price if sold short Securities traded in the NASDAQ Over-the-Counter and Hong Kong Exchanges and Clearing (the “HKEx”) market are generally valued by the pricing service at the NASDAQ and HKEx official closing price. When using the market quotations or close prices provided by the pricing service and when the market is considered active, the security will be classified as a Level 1 security. Sometimes, an equity security owned by the Company will be valued by the pricing service with factors other than market quotations or when the market is considered inactive or valued by reference to similar instruments. When this happens, the security will be classified as a Level 2 security. When market quotations are not readily available, when the Manager determines that the market quotation or the price provided by the pricing service does not accurately reflect the current fair value, or when certain restricted or illiquid securities are being valued, such securities are valued as determined in good faith by the Manager. These securities will be categorized as Level 3 securities. The Manager has used inputs such as the financial condition of underlying issuers, anticipated restructuring settlements, and expected liquidation proceeds in determining the fair value of such Level 3 securities.

Unlisted or listed securities for which closing sales prices or closing quotations are not available are valued at the mean between the latest available bid and asked prices or, in the case of preferred equity securities that are not listed or traded in the OTC market, by a third-party pricing service that will use various techniques that consider factors including, but not limited to, prices or yields of securities with similar characteristics, benchmark yields, broker/dealer quotes, quotes of underlying common stock, issuer spreads, as well as industry and economic events.

At each period end, the Company observed the active market price without adjustment to determine the fair value for the equity securities classified as Level 1 securities. The listed securities without sufficient trading volume (less active markets) were classified as Level 2 securities using quoted prices without adjustment to determine the fair value. For the equity securities without market quotations not readily available on if the market was not considered active, the Company measured them using either the recent transaction price or the quoted market price if determined to be representative of fair value.

Fixed Income Securities

Fixed income securities such as convertible notes, when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Manager believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Manager decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Manager, in conformity with guidelines adopted by and subject to review of the board of directors. These securities will be categorized as Level 3 securities. The Manager has used inputs such as evaluated broker quotes in inactive markets, actual trade prices in relatively inactive markets, multiples of earnings, yields on similar securities, and expected liquidation proceeds in determining the fair value of such Level 3 securities.

The convertible notes were valued based on the unadjusted principal amount with interest as fair value.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Foreign Securities and Currencies

Foreign securities and currencies are valued in U.S. dollars, based on foreign currency exchange rate quotations supplied by a third-party pricing service. The pricing service uses a proprietary model to determine the exchange rate. Inputs to the model include reported trades and implied bid/ask spreads. The daily valuation of exchange-traded foreign securities generally is determined as of the close of trading on the principal exchange on which such securities trade. Events occurring after the close of trading on foreign exchanges may result in adjustments to the valuation of foreign securities to more accurately reflect their fair value as of the close of regular trading on the New York Stock Exchange. When valuing foreign equity securities that meet certain criteria, the Manager has approved the use of a fair value service that values such securities to reflect market trading that occurs after the close of the applicable foreign markets of comparable securities or other instruments that have a strong correlation to the fair-valued securities.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities if the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Derivative Instruments

The Company records its derivative activities at fair value. Unrealized gains and losses from derivative contracts are included in net change in unrealized appreciation and depreciation on investments in the statements of operations. The Company considers the effects of credit risk and counterparty risk when determining the fair value of its derivatives.

Warrants

Warrants which are listed on securities exchanges are valued at their last reported sales price as of the valuation date. The fair value of warrants are valued using the Black-Scholes option pricing model. This model takes into account the contract terms (including as well as inputs, including time value, volatility ranging from 123% to 131% and from 125% to 134% as of December 31, 2016 and February 28, 2017, respectively, equity prices, interest rates and currency rates). Warrants are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Investments in Private Operating Companies

The Company’s investments in private operating companies consist of direct private common and preferred stock (together or individually “equity”) investments. The transaction price, excluding transaction costs, is typically the Company’s best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment’s principal market under current market conditions. Ongoing reviews by the Company’s management are based on an assessment of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation techniques that consider the evaluation of financing and sale transactions with third parties, an income approach reflecting a discounted cash flow analysis using an appropriate risk-adjusted discount rate, and a market approach that includes comparative analysis of acquisition multiples and pricing multiples generated by market participants. In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The Company also may use the guideline company method of the market approach which involves selecting companies that are similar in size, operating strategy, market position and/or geographic location to the target company. Inputs relied upon by the income approach include annual projected cash flows for each investment through their respective investment horizons. The cash flow assumption may be probability-weighted to reflect the risks associated with achieving expected performance levels across various business scenarios. Investments valued using a market approach utilized valuation multiples times the annual earnings before interest, taxes, depreciation and amortization (“EBITDA”), or another performance metric such as net earnings or revenues. The selected valuation multiples were estimated through comparative analysis of the performance and characteristics of each investment within a range of comparable companies or transactions in the observable marketplace.

Investments in private operating companies also consist of direct private debt investments. The transaction price, excluding transaction costs, is typically the Company’s best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment’s principal market under current market conditions. Ongoing reviews by management are based on an assessment of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation techniques that consider trends in the performance and credit profile of each underlying investment, evaluation of arm’s length financing, an income approach based upon a discounted cash flow analysis and sales transactions with third parties. Inputs relied upon by debt investments using the income approach include an understanding of the underlying company’s compliance with debt covenants, the operating performance of the underlying company, trends in liquidity and financial leverage ratios of the underlying company from the point of the original investment to the stated valuation date, an assessment of the credit profile of the underlying company from the original investment to the stated valuation date, as well as an assessment of the underlying company’s business enterprise value, liquidation value and debt repayment capacity of each subject debt investment. In addition, inputs include an assessment of potential yield adjustments for each debt investment based upon trends in the credit profile of the underlying company and trends in the interest rate environment from the date of the original investment to the stated valuation date.

These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

Restricted Securities (Public Companies)

Investments in restricted securities of public companies cannot be offered for sale to the public until the Company complies with certain statutory requirements. The valuation of the securities by management takes into consideration the type and duration of the restriction, but in no event does the valuation exceed the listed price on a national securities exchange or the NASDAQ national market. The Company may apply liquidity discounts to similar publicly traded securities which consider the respective financial performance of the public companies and expected holding period for the restrictions. Investments in restricted securities of public companies are generally included in Level 2 of the fair value hierarchy. However, to the extent that significant inputs used to determine liquidity discounts are not observable, investments in restricted securities in public companies may be included in Level 3 of the fair value hierarchy.

Restricted Securities (Equity and Debt - nonpublic companies)

Restricted securities for which quotations are not readily available are valued at fair value as determined by the Manager. Restricted securities issued by nonpublic entities may be valued by reference to comparable public entities and/or fundamental data relating to the issuer which considers the respective financial performance and expected holding period for the restrictions. Depending on the relative significance of valuation inputs, these instruments may be classified in either Level 2 or Level 3 of the fair value hierarchy.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Fair Value – Valuation Processes

An Executive Director of the Manager (“ED of the Manager”), reports to the Manager’s other directors on a quarterly basis. In the event that a financial instrument cannot be valued based upon a price from a national securities exchange, pricing service provider or broker quotation, or such prices are deemed to not reflect current market value, ED of the Manager may value the financial instrument in good faith under the policies and procedures approved by other board of directors based on current facts and circumstances. Determination of this value may include significant unobservable inputs and therefore would be reflected as Level 3 of the fair value hierarchy.

ED of the Manager reviews and discusses with other professionals the appropriateness of such fair values using more current information such as, recent security news, recent market transactions, updated corporate action information and/or other macro or security specific events. ED of the Manager is responsible for developing the Manager’s written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies as well as ensuring that the valuation methodologies for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Valuations determined by the Manager are required to be supported by market data, third-party pricing sources, industry accepted third-party pricing models, counterparty prices, or other methods ED of the Manager deems to be appropriate, including the use of internal proprietary pricing models. When determining the reliability of third-party pricing information for investments owned by the Manager, ED of the Manager, among other things, conducts due diligence reviews of pricing vendors, monitors the daily change in prices and reviews transactions among market participants.

The following table presents the quantitative information about the Company’s Level 3 fair value measurements of investment as of December 31, 2016, which utilized significant unobservable internally-developed inputs:

	Fair value $	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Common stocks	$7,920,000	Unadjusted transaction price	Not applicable	Not applicable	Not applicable
Preferred stocks	4,314,998	Unadjusted transaction price	Not applicable	Not applicable	Not applicable
Convertible notes	3,062,461	Discounted cash flow model	Remaining maturities discount rates	7-29 months (11 months) 4% - 10% (4%)	Not applicable
Aptorum Therapeutics – related party	856,081	Manager recommendation	Unadjusted purchase price of prepaid patented and prepaid unpatented license agreements plus net working capital	Not applicable	Not applicable
Warrants	1,807,271	Black-Scholes Model	Estimated time to exit Historical Volatility	4-66 months 123% - 131%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by US$109,351
Total	$17,960,811

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Company’s Level 3 fair value measurements of investment as of February 28, 2017, which utilized significant unobservable internally-developed inputs:

	Fair value $	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Common stocks	$7,920,000	Unadjusted transaction price	Not applicable	Not applicable	Not applicable
Preferred stocks	4,314,998	Unadjusted transaction price	Not applicable	Not applicable	Not applicable
Convertible notes	3,082,020	Discounted cash flow model	Remaining maturities discount rate	5-27 months (9 months) 4% - 10% (4%)	Not applicable
Aptorum Therapeutics – related party	757,647	Manager recommendation	Unadjusted purchase price of prepaid patented and prepaid unpatented license agreements plus net working capital	Not applicable	Not applicable
Warrants	1,907,470	Black-Scholes Model	Estimated time to exit Historical Volatility	2-64 months 125% - 134%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by US$116,211
Total	$17,982,135

The significant unobservable inputs used in the fair value measurement of the entity’s asset-backed securities are the probability of default and loss severity in the event of default. Significant increases or decreases in either of those inputs in isolation would result in a significantly lower or higher fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should its counterparties fail to meet the terms of their contracts. The Company records its derivative activities at fair value. Derivative contracts include warrants.

Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company’s derivative activities and exposure to derivative contracts are classified by the following primary underlying risk: equity price. In addition to its primary underlying risk, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contacts. As of December 31, 2016 and February 28, 2017, the Company’s financial instruments and derivative instruments are not subject to a master netting arrangement.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Warrants

The Company may receive warrants in the normal course of pursuing its investment objectives or warrants from its portfolio companies upon an investment in the debt or equity of a portfolio company. Warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company’s share price. The value of a warrant has two components—time value and intrinsic value. A warrant has a limited life and expires on a certain date.

As of December 31, 2016 and February 28, 2017, the volume of the Company’s derivative activities based on their notional amount and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure
	December 31, 2016		February 28, 2017
Primary underlying risk	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity Price
Warrants (a)(b)	$2,373,680	2,418,898	$2,459,632	2,418,898

(a)	Outstanding contracts and notional amounts at year-end are indicative of the volume of activity during the period.
(b)	Notional options and warrants are based on the number of contracts times the fair value of the underlying investments as if exercised at December 31, 2016 and February 28, 2017.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2016 and February 28, 2017. The following table also identifies the net gain and loss amounts included in the statements of operations as net unrealized gain from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017:

	Year ended December 31, 2016
Primary underlying risk	Derivative assets	Derivative liabilities	Realized gain (loss)	Unrealized gain

Equity Price
Warrants	$1,822,990	$-	$-	$1,436,859

	January 1, 2017 through February 28, 2017
Primary underlying risk	Derivative assets	Derivative liabilities	Realized gain (loss)	Unrealized gain

Equity Price
Warrants	$1,922,625	$-	$-	$99,635

The significant accounting policies related to recording of derivatives and related gains, by primary underlying risks, have been summarized in Note 9.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

6. INVESTMENTS IN APTORUM THERAPEUTICS - RELATED PARTY

During the year ended December 31, 2016, the Company purchased an investment in a related party for $1,000,000 and the value of each unconsolidated direct and indirect wholly and majority owned subsidiary, on a predecessor basis, in the aggregate is presented as such in the schedule of investments as of December 31, 2016 and February 28, 2017.

The fair value of subsidiaries as of the effective date of the change in status on March 1, 2017 was $757,647 (see Note 5).

7. FUND TERMS AND RELATED PARTY TRANSACTIONS

The Company is managed by the Manager, a company incorporated in Hong Kong. The Manager is responsible, subject to the policies, controls and approval of the board of directors, for the investment of the Company’s assets. As at December 31, 2016 and February 28, 2017, the Manager held ten management shares of the Company. Details of the fees to which the Manager is entitled are set out below.

Management fees

The Manager is entitled to receive a management fee at an annual rate of 2.5% on NAV of the Company, which is calculated and payable monthly in arrears. The management fees for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017 was $641,807 and $108,958, respectively. As of December 31, 2016 and February 28, 2017, management fees of $167,788 and $108,958, respectively, were payable to the Manager.

Performance fees

The Manager is also entitled to receive an annual performance fees of 15% of the appreciation in the NAV per share during the period above the “high water mark” of the share, which is payable annually in arrears. The performance fees are paid on a “high water mark” basis, that is, only to the extent that the increase in NAV of the shares (before deduction of any accrued performance fees) exceeds the highest cumulative level of such increase in NAV of such shares as of the most recent financial period end valuation date. The performance fees for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017 was $nil. Accordingly, as of December 31, 2016 and February 28, 2017, performance fees of $nil were payable to the Manager, respectively.

Director transaction

Chung Yuen Ian Huen, a director of the Company, is also a Managing Director and Senior Economist of the Manager. No director fee was paid to him the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017. As of December 31, 2016 and February 28, 2017, Mr. Huen holds a direct interest in 223,113.149 and 223,075.963 redeemable participating shares of the Company, respectively.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

8. SHARE CAPITAL AND REDEEMABLE PARTICIPATING SHARES

	December 31, 2016	February 28, 2017
Authorized:
10 management shares of US$0.01 each	$0.10	$0.10
4,999,990 redeemable participating shares of US$0.01 each	49,999.90	49,999.90
	$50,000.00	$50,000.00
Issued and fully paid:
10 management shares of US$0.01 each as of December 31, 2016 and February 28, 2017	$0.10	$0.10
256,664.088 and 256,571.123 redeemable participating shares of US$0.01 each as of December 31, 2016 and February 28, 2017	2,566.64	2,565.71
	$2,566.74	$2,565.81

As at December 31, 2016 and February 28, 2017, ten management shares have been issued to the Manager. The management shares are issued for the purpose of enabling all the redeemable participating shares to be redeemed without liquidating the Company. The management shares carry the right to return the nominal amount paid up thereon the winding up of the Company. The management shares carry no right to any dividend and may not be redeemed.

Redeemable participating shares of such class or classes as the directors may from time to time designate may be issued by the Company on any dealing day, i.e., the first business day of each calendar month at NAV per share calculated in accordance with the PPM. The shareholder may request such redemption three months prior to the relevant dealing date. Applications must be received together with application moneys in cleared funds on the business day immediately preceding the relevant dealing date.

If redeemable participating shares are issued at a time when the NAV per redeemable participating share of the relevant class is less than the peak NAV per redeemable participating share, the investor will be required to pay performance fees with respect to any subsequent appreciation in the value of those redeemable participating shares.

However, if redeemable participating shares are issued at a time when the NAV per redeemable participating share of the relevant class is greater than the peak NAV per share, the shareholder will be required to pay an additional equalization credit equal to 15 percent of the difference between the then current NAV per redeemable participating share, before deduction of any accrued performance fees, and the peak NAV per share.

Redeemable participating shares do not carry the right to vote, except in the event of a proposal that would vary the rights of the redeemable participating shares. The holders are entitled to receive all dividends declared and paid by the Company. Upon winding up, the holders are entitled to a return of capital based on the NAV per share of the Company.

The movement of the number of issued and fully paid redeemable participating shares was as below:

	Year ended December 31, 2016	January 1, 2017 through February 28, 2017

At beginning of the period	228,244	256,664
Issued during the period	28,420	-
Equalization debit	-	(93)
At end of the period	256,664	256,571

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The movement of NAV of issued and fully paid redeemable participating shares was as below:

	Year ended December 31, 2016	January 1, 2017 through February 28, 2017

Beginning net assets	$24,358,924	$25,114,746
Net decrease in net assets resulting from operations	(2,134,515)	(626,084)
Amounts issued	2,900,000	-
Returns of capital	-	(9,663)
Equalization (debit) credit	(9,663)	9,663
Ending net assets	$25,114,746	$24,488,662

During the year ended December 31, 2016, 28,420 redeemable participating shares were issued to seven holders at a price of net asset value from $101 to $107 per share, the Company has received gross proceeds of $2,525,000 and $375,000 in year 2016 and 2015, respectively. Redeemable participating shares do not carry the right to vote, except in the event of a proposal that would vary the rights of the redeemable participating shares. The holders are entitled to receive all dividends declared and paid by the Company. Upon winding up, the holders are entitled to a return of capital based on the net asset value per share of the Company.

On February 28, 2017, the Company entered into a restructuring plan with shareholders (the “Restructuring Plan”), according to which, the Company changed from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries. (See Note 4 for further discussion regarding the change in status)

9. PRINCIPAL RISKS

INTRODUCTION

Risk is inherent in the Company’s activities but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Company’s continuing profitability. The Company is exposed to market risk (which includes interest rate risk, currency risk and price risk), liquidity risk and credit risk arising from the financial instruments it holds.

The board of directors is ultimately responsible for identifying and controlling risks.

The Company’s risks are measured using a method which reflects both the expected loss likely to arise in normal circumstances and also unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The model makes use of the probabilities derived from historical experience, adjusted to reflect the economic environment. Management believes that these estimates are reasonable and prudent. Actual results could differ from their estimates and the difference could be material.

Monitoring and controlling risks is primarily performed based on limits established by the Company. These limits reflect the business strategy and market environment of the Company as well as the level of the risk that Company is willing to accept. In addition, the Company monitors and measures the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities.

The Company has investment guidelines that set out its overall business strategies, its tolerance for risk along with its general risk management philosophy and have established processes to monitor and control economic hedging transactions in a timely and accurate manner. The Company uses derivatives and other instruments for trading purposes and also in connection with its risk management activities.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

Concentration arises when a number of counterparties are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentration indicates the relative sensitivity of the Company’s performance to developments affecting a particular industry or geographical location.

In order to avoid excessive concentration of risk, the Company’s policies and procedures include specific guidelines that require focusing on maintaining a diversified portfolio.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market variables such as interest rate, foreign exchange rates and equity prices.

The maximum risk resulting from financial instruments equals their fair value.

(a) Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

Interest rate risk sensitivity analysis

The Company invests in debt securities particularly in corporate bonds mostly concentrated in the financial industry, of which their market value changes subject to fluctuations in the prevailing levels of market interest rates. An increase of 100 basis points in interest rates as at the end of reporting period would have decreased the net assets attributable to holders of redeemable participating shares by $8,564 and $8,293 as of December 31, 2016 and February 28, 2017, respectively. A decrease in 100 basis points would have had an equal but opposite effect.

Apart from the exposure resulted from the aforementioned debt securities holdings at the end of reporting period, the Company’s cash held with the Cash Custodian and Credit Suisse AG, Hong Kong Branch (“Credit Suisse,” the “Custodian” or the “Prime Broker”) are exposed to interest rate risk. However, the directors consider the risk to be minimal as they are short-term with terms less than one month.

(b) Currency risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk from its investments which are denominated in currencies other than US$. Consequently, the exchange rate to its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Company’s assets or liabilities denominated in currencies other than US$.

The Company’s currency exposure is measured and monitored on a regular basis by the Manager.

Currency risk sensitivity analysis

At December 31, 2016 and February 28, 2017, the Company has no significant foreign currency risk because its business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Company’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

(c) Equity price risk

Equity price risk is the risk of unfavorable changes in the fair values of equities or equity-linked derivatives as the result of changes in the levels of equity indices and the value of individual shares. The Company has been exposed to price risk on all of its equities investments and equities-linked derivatives.

Management’s best estimate of the effect on net assets and profit due to a reasonably possible change of relevant benchmarks, with all other variables held constant is as follows. In practice, the actual trading results may differ from the sensitivity analysis below and the difference could be material.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

The Company is exposed to cash redemptions of its redeemable participating shares on a regular basis. Shares are redeemable at the holder's option based on the Company's NAV per share at the time of redemption calculated and are subject to redemption terms in accordance with the Company's PPM as disclosed in note 8 to the financial statements. This is managed by requiring a three-month notice period before redemption.

The Company invests in private equities which are generally unquoted and not readily marketable. The Company manages its liquidity risk by setting investment limits on unlisted securities that cannot be readily disposed of. Investment of the Company’s assets in unquoted securities may restrict the ability of the Company to dispose of its investment at a price and time it wishes to do so. The Company is restricted to invest not more than 30 percent of its latest available NAV in unquoted securities provided that it may hold any of such securities which the Manager expects to be listed within 12 months from the end of reporting period. The majority investors agreed to waive the restriction.

CREDIT RISK

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company.

Financial assets which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and balances, assets held with the Custodian/Prime Broker, derivatives where the brokers are the counterparty and the Company’s debt securities investments.

The Custodian/Prime Broker provides the clearing and depository operations for the Company’s security transactions. The Custodian/Prime Broker also provides loans and financing to the Company and assets held by the Custodian/Prime Broker will be charged as a continuing security for the payment and discharge of all liabilities of the Company.

The Company is also exposed to credit risk on the cash held with the Custodian/Prime Broker amounting to $140,760 and $9,655 as of December 31, 2016 and February 28, 2017. The credit rating ascribed by Standard and Poor’s to Credit Suisse as of December 31, 2016 and February 28, 2017 was A, respectively.

Furthermore, the Company takes on exposure to credit risk on cash balances held with DBS Bank Ltd, Hong Kong Branch for the purposes of subscriptions and redemptions into/out of the Company or for the purposes of payments of Company expenses such as management fee, administration fee and other Company-related fees.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

All transactions in listed securities are settled or paid for upon delivery using approved and reputable brokers. The risk of default is considered minimal, as delivery of securities sold is only made when the broker has received payment. Payment is made on a purchase when the securities have been received by the broker. The trade will fail if either party fails to meet its obligation. The Company limits its exposure to credit risk by transacting all of its securities and contractual commitment activities with broker-dealers, banks and regulated exchanges with high credit ratings and that the Company considers to be well established.

The Company is also exposed to credit risk on its investment in debt securities. The Manager monitors the credit risk of each individual debt securities and its issuer by monitoring their credit quality and financial position.

CONCENTRATION RISK

The table below analyses the Company’s concentration of equity price risk by distribution:

	December 31, 2016	February 28, 2017
Country and Region
United States of America	$23,604,329	$23,259,579
Hong Kong	1,063,984	976,105
Mainland China	314,160	316,296
Total	$24,982,473	$24,551,980

Industry
Pharmaceutical and biotechnology	$21,856,085	$21,339,387
Healthcare	2,604,325	2,677,839
Financial services	207,903	218,458
Bank	314,160	316,296
Total	$24,982,473	$24,551,980

INVESTMENTS IN DERIVATIVES RISK

Warrants

Since warrants have a limited life, as the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an “in the money” warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant. The Company is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants.

10. LINE OF CREDIT

The Company entered into a line of credit agreement with its Custodian on February 24, 2014, subsequently renewed on November 22, 2016 for investment leverage and hedging purposes and cancelled on August 22, 2017.

The line of credit included sub-limits on fixed advances and overdraft advances with annual interest rate of 1.5% and 2.0%, respectively; and interest on which would be charged at a spread above the cost of funds and/or the overdraft rate for the relevant currency as determined by Credit Suisse.

APTORUM GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS (PREDECESSOR BASIS)

(Stated in U.S. Dollars)

The line of credit had the following termination events: (a) any breach the clause in the line of credit agreement; (b) any breach of the Company or its affiliates in respect of and including but not limited to the constitutive documents, the memorandum and article of association, then management agreement and disclosure documents and any prospectus, subscription agreement, custody agreement, agency agreement or any other document or agreement to which it was a party or was binding on it as amended from time to time or any other related agreement; (c) any change of Ian Huen as the director of the Company without the prior written consent of Credit Suisse; (d) Guardian Capital Management Limited ceased to act as the Manager without the prior written consent of Credit Suisse; (e) Ian Huen ceased to be the director of the Manager without the prior written consent of Credit Suisse; (f) the Manager ceased to hold all of the management shares of the Company; (g) the Company was not owned as to 90% or more, directly or indirectly by Ian Huen, and Huen Ng Sui Fong, Isabel (each a “Specified Owner”) or if the Company was owned more than 10% by any person singly other than a Specified Owner; (h) the custody agreement was terminated or Credit Suisse ceased to be the sole custodian in respect of the Company’s listed securities; (i) the NAV of the Company declined by 30% or more within a 12 months rolling period; or by 20% or more within a three months rolling period; or by 15% or more for the most recent month end; (j) any listing of the Company or its affiliates at a stock change; (k) creation of one or more new class of shares which had the result that less than 100% of the assets of the Company were available to Credit Suisse to satisfy the Company’s obligation towards Credit Suisse without the prior written consent of Credit Suisse; (l) an event had occurred or a situation new to the Bank had arisen which might have an impact on Credit Suisse’s reputation and made it impossible for Credit Suisse to continue the grant of the facilities; (m) material reservations of the auditors (if any) of the Company; (n) in Credit Suisse’s opinion, a material change in the direct or indirect ownership/control structure of the Company had occurred; and (o) any default or event of default, or failure to comply with any payment obligation occurred under any document executed pursuant to any credit or trading facilities extended by Credit Suisse, any of its branches or its affiliates to the Company or any one of the Company’s affiliates.

Borrowings of $2,086,702 have been repaid by the Company during the year ended December 31, 2016. The Company was in compliance with all covenants. The Company had unused line of credit of $10,000,000 as of December 31, 2016.

11. GUARANTEES

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. FINANCIAL HIGHLIGHTS

Financial highlights for the year ended December 31, 2016 and the period January 1, 2017 through February 28, 2017 are as follows:

	Year ended December 31, 2016	January 1, 2017 through February 28, 2017
Per Share Operating Performance:
Net Asset Value - Beginning	$106.72	$97.85
Decrease in net assets resulting from operations:
Net investment loss	(3.30)	(0.85)
Net realized and unrealized loss on investments	(5.57)	(1.55)
Net Asset Value - Ending	$97.85	$95.45
Total Return:
Total return before performance fees	(8.31%)	(2.45%)
Performance fees	-	-
Total Return After Performance Fees	(8.31%)	(2.45%)

Ratio to Average Net Assets:
Operating expenses (including interest)	3.55%	0.92%
Performance fees	-	-
Total Expenses	3.55%	0.92%

Net Investment Loss, Before Performance Fees	(3.20%)	(0.90%)

Financial highlights are calculated for each permanent, non-managing class of participating shares. An individual shareholder’s end of year NAV per share, total return and ratios may vary based on participation in different management fee and performance fees arrangements and the timing of shareholder transactions. The ratios are computed using a weighted-average of the net assets for the year ended December 31, 2016 and for the period January 1, 2017 through February 28, 2017, respectively. Due to the change in status from an investment company to an operating company (see Note 4) the ratios for the period from January 1, 2017 through February 28, 2017 was not annualized. The net investment loss ratio does not reflect the effects of performance fees.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

13. ORGANIZATION

The consolidated financial statements include the financial statements the Company and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

After the Restructure as on March 1, 2017 (see Note 1 and 2), the Company has become a Hong Kong based pharmaceutical company currently in the preclinical stage. The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

Below summarizes the list of the subsidiaries consolidated as of December 31, 2017:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptus Therapeutics (Hong Kong) Limited	June 30, 2016	100%	Hong Kong	Research and development of life science and biopharmaceutical products
APTUS BIOTECHNOLOGY (MACAO) LIMITED	June 6, 2016	99%	Macao	Inactive
Videns Incorporation Limited (Formally named Videns Biosciences Limited and VIDENS CORPORATION)	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Videns Incorporation (Hong Kong) Limited	July 3, 2017	100%	Hong Kong	Inactive
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences (Hong Kong) Limited	August 8, 2017	100%	Hong Kong	Inactive

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Scipio Life Sciences (Hong Kong) Limited	August 10, 2017	100%	Hong Kong	Inactive
Signate Life Sciences (Hong Kong) Limited	August 10, 2017	100%	Hong Kong	Inactive
Claves Life Sciences (Hong Kong) Limited	August 22, 2017	100%	Hong Kong	Inactive
Aptorum Pharmaceutical Development Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Aptorum Medical Limited	August 28, 2017	100%	Cayman Islands	Provision of medical clinic services
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	100%*	Cayman Islands	Research and development of life science and biopharmaceutical products
Acticule Life Sciences (Hong Kong) Limited	July 27, 2017	100%	Hong Kong	Inactive

*	The total shares of Acticule Life Sciences Limited is 1,000,001, which the Company held 1,000,000 shares, approximately 100% equity interest of Acticule Life Sciences Limited.

14. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. GAAP.

As of March 1, 2017, after the change of business purpose, legal form and substantive activities, the Company’s status changed to an operating company from an investment company since it no longer met the criteria to qualify as an investment company under the ASC 946. The Company discontinued applying the guidance in ASC 946 and began to account for the change in status prospectively by accounting for its investments in accordance with other U.S. GAAP topics.

Principles of consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with U.S. GAAP and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries and a variable interest entity. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements. Non-controlling interests represent the equity interest that is not owned by the Group.

Use of estimates

The preparation of the consolidated financial statements on successor basis in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of investments in securities, the useful lives of intangible assets and equipment, impairment of long-lived assets, collectability of receivables. Actual results could differ from those estimates.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands is USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”) and the functional currency of subsidiaries in Macao is Macanese Pataca (“MOP”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD and MOP as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Cash

Cash consists of cash on hand and bank deposits and cash denominated in foreign currencies, which is unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash relates to cash deposited into the escrow account from investors for the purpose of the subscription of convertible notes.

Marketable Securities

Marketable Securities are accounted for as trading securities or available-for-sale based on the trading purpose, which are measured at fair value. Gains or losses from changes in fair value of trading securities are recorded through earnings. Gains or losses from changes in the fair value of available-for-sale securities are recorded in accumulated other comprehensive income, until the investment is sold or otherwise disposed of, or until the investment is determined to be other-than-temporarily impaired, at which time the cumulative gain or loss previously reported in equity is included in income. The specific identification method is used to determine the realized gain or loss on investments sold or otherwise disposed.

The Group measures the investments in marketable securities at fair value based on quoted market prices. Gains from the marketable securities amounting to $3,912,500 were recognized in the consolidated statement of operations for the period from March 1, 2017 to December 31, 2017. The Group recognized the unrealized loss on investments in available-for-sale securities amounting to $367,782 for the period from March 1, 2017 to December 31, 2017.

During the period from March 1, 2017 to December 31, 2017, the Group disposed the trading securities and available-for-sale securities, with sales proceeds of $15,738,517 and $310,550 received, and recognized a gain of $3,917,046 and a loss of $4,546 in the consolidated statement of operations for the period from March 1, 2017 to December 31, 2017, respectively.

Investments in Derivatives

Investments in derivatives consisted of warrants, which are measured at fair value, with gains or losses from changes in fair value recorded through earnings.

Loss on the warrants amounted to $827,501 was recognized in the consolidated statement of operations for the period from March 1, 2017 to December 31, 2017.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Non-marketable investments

Non-marketable investments are comprising of investments in non-redeemable preferred shares of privately-held companies accounted for under the cost method and are not required to be consolidated under the variable interest or voting models. Non-marketable investments are classified as non-current assets on the Consolidated Balance Sheet as those investments do not have stated contractual maturity dates. Non-marketable equity investments are measured at purchase cost with appropriate consideration given to impairment.

As of December 31, 2017, investments accounted for under the cost method had a carrying value of $7,394,713.

Fair value measurement

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact its business, and it considers assumptions that market participants would use when pricing the asset or liability.

As a basis for considering such assumptions, a three-tier fair value hierarchy prioritizes the inputs utilized in measuring fair value as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, receivables related to investment, interest receivable, receivables from brokers, other receivable and prepayments, amounts due from/to related parties, accounts payable and accrued expenses as of December 31, 2017 approximate fair value.

Equipment

Equipment is stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of equipment is provided using the straight-line method over their estimated useful lives:

Computer equipment	3 years
Laboratory equipment	5 years

Upon sale or disposal, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Intangible assets

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are initially recorded at fair value when acquired, in which the finite intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing its intangible asset impairment test. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly consist of exclusive rights in prepaid patented and unpatented licenses. The prepaid patented licenses are for clinical purpose or further development into other products. Prepaid unpatented license is for further development, once the associated research and development efforts are completed, the prepaid unpatented license will be reclassified as a finite-lived asset and is amortized over its useful life. The estimated useful life of the exclusive rights in using patents is generally the remaining patent life from the acquisition date to expiration date under the law, which is 17 to 20 years, the Group will reassess the remaining patent life on annual basis, and the Group will assess the intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Convertible promissory notes

The Group determines the appropriate accounting treatment of its convertible promissory notes in accordance with the terms in relation to the conversion feature, call and put option, beneficial conversion feature and settlement feature. After considering the impact of such features, the Group concludes that, as of December 31, 2017, the convertible promissory notes contain a contingent beneficial conversion, which shall not be recognized in earnings until the contingency is resolved, and therefore accounts for such instrument as a liability in its entirety.

Convertible promissory notes are classified as a current liability if their maturity is or will be within one year from the balance sheet date.

Revenue recognition

Dividend income is recorded on the ex-dividend date, and interest income is recorded on an accrual basis.

After the Restructure, the Group has yet to generate operating income stream from its pharmaceutical products for the period from March 1, 2017 to December 31, 2017.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including external costs of outside vendors engaged to conduct preclinical development activities and trials.

Income taxes

The Group accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are determined based on differences between the financial carrying amounts of existing assets and liabilities and their tax bases. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits, or that future deductibility is uncertain. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group's Hong Kong subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. The Group did not have any material interest or penalties associated with tax positions for the period ended December 31, 2017 and did not have any significant unrecognized uncertain tax positions as of December 31, 2017. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

Comprehensive income or loss

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of unrealized gain or loss on available for sale short term investments.

Loss per share

After the Restructure, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted EPS in loss periods as their effect would be anti-dilutive.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard (Topic 606) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the new revenue standard. ASU No. 2016-08 specifically provides clarification around performance obligations for goods or services provided by another entity, assisting in determining whether the entity is the provider of the goods or services, the principal, or whether the entity is providing for the arrangement of the goods or services, the agent.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU No. 2016-10 provides guidance around identifying whether promised goods or services are distinct and separately identifiable, whether promised goods or services are material or immaterial to the contract, and whether shipping and handling is considered an activity to fulfill a promise or an additional promised service. ASU No. 2016-10 also provides guidance around an entity's promise to grant a license providing a customer with either a right to use or a right to access the license, which then determines whether the obligation is satisfied at a point in time or over time, respectively.

In May 2016, the FASB issued ASU No. 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16. Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which rescinds various standards codified as part of Topic 605, Revenue Recognition in relation to the future adoption of Topic 606. These rescissions include changes to topics pertaining to revenue and expense recognition including accounting for shipping and handling fees and costs and accounting for consideration given by a vendor to a customer.

The above standards will be effective for us on January 1, 2019 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Group is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2010 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Therefore, the Group will not be subject to the same new or revised accounting standards as public companies that are not EGCS. The management has not yet selected a transition method.

Management is developing an adoption plan based on which the Group is in the process of evaluating the effects of adopting ASC606, including the selection of the adoption method, the identification of differences using sample contracts, if any, from the application of current revenue recognition standard and the impact of such differences, if any, on its consolidated financial statements. The Group is currently evaluating the impact of adopting ASU No. 2016-11 on its consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. In addition, according to ASU No. 2016-01, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. For equity investments without readily determinable fair values, the cost method is also eliminated. However, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings. This election only applies to equity investments that do not qualify for the net asset value practical expedient. The impairment model for equity investments subject to this election is a single-step model. Under the single-step model, an entity is required to perform a qualitative assessment each reporting period to identify impairment. When a qualitative assessment indicates an impairment exists, the entity would estimate the fair value of the investment and recognize in current earnings an impairment loss equal to the difference between the fair value and the carrying amount of the equity investment. The measurement alternative may be elected separately on an investment by investment basis for each equity investment without a readily determinable fair value. Once elected, it should be applied consistently as long as the investment meets the qualifying criteria.

The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For non-public business entities, early adoption is not permitted. The Group is currently evaluating the impact of adopting ASU No. 2016-01 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial condition, results of operations or cash flows.

In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial condition, results of operations or cash flows.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

15. CHANGE IN STATUS

Prior to the March 1, 2017 change in status as an investment company, the Company recorded its investments at fair value and recorded the changes in the fair value as unrealized gain or loss. In addition, the Company recorded its direct and indirect wholly and majority owned subsidiaries at fair value since they were operating companies not providing services to the Company and not investment companies (See Note 2).

Upon the effective date of the change in status, the fair value accounting as an investment company was no longer applicable to the Company, rather the Company began presenting such subsidiaries on a consolidated basis. The investments in unaffiliated issuers are measured at fair value or cost, less impairment (See Note 14). The Company’s initial carrying value of the net assets of the investments in subsidiaries was the fair value on the effective date of the change in status determined as follows:

Fair value of subsidiaries as of the effective date of the change in status on March 1, 2017		$757,647
Total net assets of the combined properties
Intangible assets, net	$194,146
Cash	593,800
Prepayments	256
An amount due to a related party	(28,717)
Accounts payable and accrued expenses	(207,692)	551,793
Increase to the initial carrying value of the net assets on the effective date of the change in status on March 1, 2017		$205,854

16. VARIABLE INTEREST ENTITY

On July 28, 2017, the Company, through one of its subsidiary, Aptorum Therapeutics Limited, entered into a convertible loan agreement (the “Agreement”) with Acticule Life Sciences Limited (“Acticule”), at interest rate of 0% but no amount or maturity limits.

Acticule was incorporated by an individual on June 30, 2017, with paid-in capital of $1. Acticule mainly engaged in research and development of life science and biopharmaceutical products. From July 28, 2017 to December 22, 2017, Acticule has drawn down the loan in aggregate amount of $1,000,000. Other than that, Acticule has not obtained any financial support for its business operation.

After evaluation of the design of Acticule as the basis for determining its variability in applying the variable interest entity model, the Company believes that Acticule was a variable interest entity (“VIE”), and the Company is the primary beneficiary, due to the Company has the power to ultimately direct the activities and significantly affect its economic performance, as well as the obligation to absorb losses or the right to receive benefit from Acticule that could potentially be significant to Acticule. Therefore, the financial statement of Acticule was consolidated by the Company since the first loan drawn down to Acticule on July 28, 2017.

On December 22, 2017, Acticule accepted the election made by the Company to convert the entire loan of $1,000,000 into shares in Acticule. After the conversion, the Company held approximately 100% equity interest of Acticule, which ceased to be a VIE but consolidated by the Company under the voting interest entity model thereafter.

From July 28, 2017 to December 22, 2017, Acticule was consolidated under the VIE model, and its operating expense and net loss are listed below:

July 28, 2017 through December 22, 2017

Total expense	$559,850
Net loss	$559,850

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

17. FAIR VALUE MEASUREMENT

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2017:

December 31, 2017	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$-	$1,972,648	$-	$1,972,648
Investment in derivatives
Warrants	24,182	-	1,070,940	1,095,122
Total assets at fair value	$24,182	$1,972,648	$1,070,940	$3,067,770

The following is a reconciliation of Level 3 assets for the period February 28, 2017 through December 31, 2017:

	Aptorum Therapeutics– related party	Common Stocks	Preferred Stocks	Warrants	Convertible Notes	Total
Balance at February 28, 2017	$757,647	$7,920,000	$4,314,998	$1,907,470	$3,082,020	$17,982,135
Transfer out to of Level 3 due to change in status - consolidated subsidiary (a)	(757,647)	-	-	-	-	(757,647)
Transfer out of fair value leveling since recorded as cost method (b)	-	(7,920,000)	(4,314,998)	-	-	(12,234,998)
Balance at March 1, 2017	$-	$-	$-	$1,907,470	$3,082,020	$4,989,490
Reclassification between different investment type (c)	-	-	3,079,715	-	(3,079,715)	-
Transfer out of fair value leveling since recorded as cost method (c)	-	-	(3,079,715)	-	-	(3,079,715)
Change in unrealized depreciation	-	-	-	(836,530)	(2,305)	(838,835)
Balance at December 31, 2017	$-	$-	$-	$1,070,940	$-	$1,070,940
Net change in unrealized depreciation relating to investments still held at December 31, 2017	-	-	-	(836,530)	-	(836,530)

a.	Upon the effective date of the change in status, March 1, 2017, the subsidiaries were no longer recognized at fair value and were instead consolidated when preparing the financial statements.
b.	The equity investments of common stock and preferred stock were non-marketable investments under cost method upon change in status. Subsequently, Athenex Inc. was listed on the NASDAQ stock exchange on June 14, 2017 and common stock with an amount of $7,920,000 has been transferred to common stock in Level 1 with amount of $7,920,000, which was subsequently sold in December 2017 with a gain from the marketable securities of $3,722,234 recognized.
c.

On March 9, 2017, the convertible promissory notes (including its accrued interest, totally $520,822) of Centrexion Therapeutics Corporation was converted into preferred stock (Series C) of the same company. On May 25, 2017, the convertible promissory notes (including its accrued interest, totaling $2,558,893) of Alzheon Inc., was converted into preferred stock (Series B) of the same company. The preferred stocks are considered non-marketable investments and were therefore reclassified out of the fair value hierarchy to be reported under cost method.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2017, which utilized significant unobservable internally-developed inputs:

	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	10-54 months 123% - 131%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by $122,664

Warrants

As of December 31, 2017, the volume of the Group’s derivative activities based on their notional amount and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure
	December 31, 2017
Primary underlying risk	Notional Amounts	Number of Contracts

Equity Price
Warrants	$2,261,530	2,338,290

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2017. The following table also identifies the net gain and loss amounts included in the statements of operations as net unrealized gain from derivative contracts, categorized by primary underlying risk, for the period March 1, 2017 through December 31, 2017:

	March 1, 2017 through December 31, 2017
Primary underlying risk	Derivative assets	Derivative liabilities	Realized loss	Unrealized loss

Equity Price
Warrants	$1,095,122	$-	$(7,094)	$(820,407)

18. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2017 consisted of:

December 31, 2017

Prepaid insurance	$107,842
Prepaid service fee	91,002
Rental deposits	61,333
Prepaid rental expenses	11,910
Others	38,243
$310,330

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

19. EQUIPMENT, NET

Equipment as of December 31, 2017 consisted of:

December 31, 2017

Computer equipment	$14,057
Laboratory equipment	339,000
353,057
Less: accumulated depreciation	6,470
Equipment, net	$346,587

Depreciation expenses for equipment amounted to $6,470 for the period from March 1, 2017 through December 31, 2017.

20. INTANGIBLE ASSETS, NET

December 31, 2017

Gross carrying amount
Prepaid unpatented license	$200,000
Prepaid patented licenses	1,325,140
1,525,140
Less: accumulated amortization
Prepaid patented licenses	52,433
52,433
Intangible assets, net
Prepaid unpatented license	200,000
Prepaid patented licenses	1,272,707
$1,472,707

As of December 31, 2017, the Group entered into seven exclusive license agreements with third-party licensors, for seven patented and one unpatented technologies in the areas of neurology, infectious diseases, gastroenterology, oncology, surgical robotics and natural health. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

The Group recognized the prepaid unpatented license to reflect the fair value of the subsidiaries as of the date of the change in status from an investment company. The Group capitalizes the prepaid patented license for the exclusive rights with completed filing of patents in certain jurisdictions (e.g., the United States of America and Europe, etc.) and alternative future uses.

Prepaid unpatented license is indefinite-lived intangible assets which are tested for impairment annually. Prepaid patented licenses are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $52,433 for the period March 1, 2017 through December 31, 2017.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2017:

For the years ending December 31,	Amount

2018	$105,139
2019	102,820
2020	102,820
2021	102,820
2022	102,820
Thereafter	756,288
Total	$1,272,707

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

21. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2017 consisted of:

December 31, 2017

Rental deposit	$20,092
Deposits for equipment	1,737,664
$1,757,756

22. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2017 consisted of:

December 31, 2017

License agreements payable	$356,410
Research and development expenses payable	104,013
Professional fees payable	154,429
Others	38,496
$653,348

23. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in the Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries in Hong Kong did not have assessable profits that were derived Hong Kong during the period March 1, 2017 through December 31, 2017. Therefore, no Hong Kong profit tax has been provided for in the period presented.

Macao: Taxpayers in Macao are divided into Group A and Group B, Group A taxpayers are companies that have maintained proper accounting books and records, with capital of MOP1,000,000 and above or average assessed annual taxable profits in the past three years of more than MOP500,000, those who do not meet the criteria of Group A taxpayers are assigned to Group B. Group B taxpayers are assessed by the Macao Finance Bureau on a deemed profit basis, and Group B taxpayers are unable to carry forward tax losses. The capital of the subsidiary in Macao is MOP100,000 and it is assigned to Group B taxpayer. The tax loss of subsidiary in Macao cannot be utilized.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

The components of the provision for income taxes expenses are:

March 1, 2017 through December 31, 2017

Current	$-
Deferred	-
Total income taxes expense	$-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

March 1, 2017 through December 31, 2017

Net loss before tax	$(2,561,507)

Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	(422,649)
Impact of different tax rates in other jurisdictions	393,217
Change in valuation allowance	29,432
Effective income tax expense	$-

Deferred tax asset, net

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases used for income tax purpose. The following represents the tax effect of each major type of temporary difference.

March 1, 2017 through December 31, 2017

Tax loss carry forward	$29,432
Valuation allowance	(29,432)
Deferred taxes assets, net	$-

As of December 31, 2017, the Group had net operating loss carry-forwards of $178,378 from its Hong Kong operations, which are available to reduce future taxable income; and all of these losses can be carried forward indefinitely.

Valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry forward, which can be carried forward to offset future taxable income. The Group maintains a full valuation allowance on its net deferred tax assets. The management determines it is more likely than not that all of its deferred tax assets will not be utilized. The valuation allowance increased by $29,432 for the period March 1, 2017 through December 31, 2017.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

24. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group;
(b)	AENEAS CAPITAL LIMITED, an entity controlled by Ian Huen;
(c)	Aeneas Limited, formerly known as Aptus Financial Holdings Limited, an entity controlled by Ian Huen;
(d)	Aeneas Group Limited, formerly known as Aptus Asia Financial Holdings Limited, an entity controlled by Ian Huen.
(e)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen.

Amounts due from related parties

Amounts due from related parties consisted of the following as of December 31, 2017:

December 31, 2017

AENEAS CAPITAL LIMITED (b)	$106,942
Aeneas Limited (c)	190,427
Aeneas Group Limited (d)	7,451
Total	$304,820

Amount due to a related party

Amount due to a related party consisted of the following as of December 31, 2017:

December 31, 2017

AENEAS CAPITAL LIMITED (b)	$197,386
Total	$197,386

Related party transactions

Related party transactions consisted of the following for the period March 1, 2017 through December 31, 2017:

March 1, 2017 through December 31, 2017
A borrowing from a related party (Note I)
- Ian Huen (a)	$6,410

Payments on behalf of the Group (Note II)
- AENEAS CAPITAL LIMITED (b)	$64,038

Expense reimbursement (Note II)
- AENEAS CAPITAL LIMITED (b)	$66,881

Payments on behalf of related parties (Note III)
- Aeneas Limited (c)	$132,074
- Aeneas Group Limited (d)	$1,853
- AENEAS CAPITAL LIMITED (b)	$109,025

Management and administrative fees (Note IV)
- AENEAS CAPITAL LIMITED (b)	$640,932

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Note I: The non-interest-bearing loan was borrowed from management for operation purpose and the loan was due on demand.

Note II: AENEAS CAPITAL LIMITED has paid the audit fee and legal fee on behalf of the Group and received the expense reimbursement. Some of the amounts were repaid during the periods. The balances were non-interest bearing.

Note III: The Group has paid the expenses on behalf of Aeneas Limited and Aeneas Group Limited, of which the whole amounts have not been repaid and were non-interest bearing.

Note IV: AENEAS CAPITAL LIMITED provides certain management and administrative services to the Group. For the period March 1, 2017 through December 31, 2017, AENEAS CAPITAL LIMITED was entitled to receive a fixed amount of administrative fees of HKD500,000 (approximately $64,103) per calendar month.

On November 11, 2017, the Group sold 100% of the ownership of Aeneas Limited and its subsidiary, Aeneas Group Limited, to Jurchen Investment Corporation for cash proceeds of $1. The Group recognized a gain on disposal of entity under common control of $67,874, net of net liabilities of Aeneas Limited and its subsidiary of $67,873 in consolidated statement of shareholders’ equity.

25. CONVERTIBLE PROMISSORY NOTES

As of December 31, 2017, the Group issued an aggregated amounted of $480,000 of convertible promissory notes (the “Notes”). The Notes will be redeemed by the Group on the earlier of (i) the twelve months anniversary of the issuance date; and (ii) the date that the Group redeems the Notes if it has not consummated the Initial Public Offering (the “IPO”) within twelve months of the issuance date. Interest on the Notes is accrued at a rate of 1% per annum and shall be compounded annually.

The Notes are convertible into the Class A Ordinary Shares of the Company at a price of 56% discount to the actual price per Class A Ordinary Share to be issued in the IPO at the time that the Group consummates an initial closing of the IPO.

26. ORDINARY SHARES

According to the Restructuring Plan, the ten management shares of par value of $0.01 have been cancelled, and the 256,571 issued participating shares of par value of $0.01 have been compulsorily redeemed and 4,743,419 unissued participating shares of par value of $0.01 each have been cancelled. Meanwhile, the Company has an authorized share capital consisting of 100,000,000 ordinary shares (the “Ordinary Shares”), par value $1.00 per share, and 25,657,110 shares was issued to the original investors.

During the period March 1, 2017 through October 13, 2017, 2,207,025 of the Company’s Ordinary Shares were issued at a price of $3.90 per share.

On October 13, 2017, a resolution was passed at a general meeting of the Company that: (i) 72,135,865 of authorized but unissued Ordinary Shares of the Company were replaced with 54,573,619 Class A ordinary shares (the “Class A Ordinary Shares”) of par value of $1.00 per share and 17,562,246 Class B ordinary shares (the “Class B Ordinary Shares”) of par value of $1.00 per share, respectively; (ii) 24,930,839 issued Ordinary Shares, which were issued to three shareholders, were converted into 2,493,085 Class A Ordinary Shares of par value of $1.00 per share and 22,437,754 Class B Ordinary Shares of par value of $1.00 per share; and (iii) 2,933,296 issued Ordinary Shares, which were issued to 24 shareholders, were converted into 2,933,296 Class A Ordinary Shares of par value of $1.00 per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

A total of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the 2017 Omnibus Incentive Plan (the “2017 Share Option Plan”). Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the 2017 Share Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors. As of December 31, 2017, 5,500,000 shares were available for future grant under the 2017 Share Option Plan.

27. NON-CONTROLLING INTEREST

As of December 31, 2017, non-controlling interest related to the 1% minority interest in APTUS BIOTECHNOLOGY (MACAO) LIMITED and 10% minority interest in mTOR (Hong Kong) Limited in the consolidated balance sheet was $14,045 in total.

For the period March 1, 2017 through December 31, 2017, non-controlling interest related to APTUS BIOTECHNOLOGY (MACAO) LIMITED and mTOR (Hong Kong) Limited in the consolidated statements of operations was loss of $14,045 in total.

28. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

March 1, 2017 through December 31, 2017
Numerator:
Net loss attributable to Aptorum Group Limited	$(2,547,462)
Denominator:
Basic and diluted weighted average common shares outstanding	26,963,435

Basic and diluted loss per share	$(0.09)

29. PRINCIPAL RISK

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market variables such as interest rate, foreign exchange rates and equity prices.

The maximum risk resulting from financial instruments equals their fair value.

(a) Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

Interest rate risk sensitivity analysis

The Group’s cash held with the Cash Custodian and the Custodian are exposed to interest rate risk. However, Management considers the risk to be minimal as they are short-term with terms less than one month.

(b) Currency risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

Currency risk sensitivity analysis

At December 31, 2017, the Group has no significant foreign currency risk because its business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

(c) Equity price risk

Equity price risk is the risk of unfavorable changes in the fair values of equities or equity-linked derivatives as the result of changes in the levels of equity indices and the value of individual shares. The Group has been exposed to price risk on all of its equities investments and equities-linked derivatives.

Management’s best estimate of the effect on net assets and profit due to a reasonably possible change of relevant benchmarks, with all other variables held constant is as follows. In practice, the actual trading results may differ from the sensitivity analysis below and the difference could be material.

LIQUIDITY RISK

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

The Group invests in private equities which are generally unquoted and not readily marketable. The Group manages its liquidity risk by setting investment limits on unlisted securities that cannot be readily disposed of. Investment of the Group’s assets in unquoted securities may restrict the ability of the Group to dispose of its investment at a price and time it wishes to do so.

CREDIT RISK

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances, assets held with the Custodian/Prime Broker, derivatives where the brokers are the counterparty and the Group’s debt securities investments.

The Custodian/Prime Broker provides the clearing and depository operations for the Group’s security transactions. The Custodian/Prime Broker also provides loans and financing to the Group and assets held by the Custodian/Prime Brokers will be charged as a continuing security for the payment and discharge of all liabilities of the Group.

The Group is also exposed to credit risk on the cash held with the Custodian/Prime Broker amounting to $122,127 as of December 31, 2017. The credit rating ascribed by Standard and Poor’s to Credit Suisse as of December 31, 2017 was A.

Furthermore, the Group takes on exposure to credit risk on cash balances held with DBS Bank Ltd, Hong Kong Branch, Industrial and Commercial Bank of China (Macao) Limited and Bank of China (Hong Kong) Limited for the purposes of payments of Group expenses.

All transactions in listed securities are settled or paid for upon delivery using approved and reputable brokers. The risk of default is considered minimal, as delivery of securities sold is only made when the broker has received payment. Payment is made on a purchase when the securities have been received by the broker. The trade will fail if either party fails to meet its obligation. The Group limits its exposure to credit risk by transacting all of its securities and contractual commitment activities with broker-dealers, banks and regulated exchanges with high credit ratings and that the Group considers to be well established.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

CONCENTRATION RISK

The table below analyses the Group’s concentration of equity price risk by distribution:

December 31, 2017
Country and Region
United States of America	$10,462,483
Total	$10,462,483

Industry
Pharmaceutical and biotechnology	$10,443,175
Healthcare	19,308
Total	$10,462,483

INVESTMENTS IN DERIVATIVES RISK

Warrants

Since warrants have a limited life, as the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an “in the money” warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Group to lose its entire investment in a warrant. The Group is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Group is the fair value of the contracts and the purchase price of the warrants.

30. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating leases with respect to the offices and the laboratory as of December 31, 2017 are as follows:

For the years ending December 31,	Amount

2018	$68,518
2019	55,632
2020	54,885
2021 and thereafter	-
Total	$179,035

Rental expenses for the year ended December 31, 2016, period January 1, 2017 through February 28, 2017 and March 1, 2017 through December 31, 2017 were $nil, $nil and $49,518, respectively.

Capital Commitments

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2017, the Group had non-cancellable purchase commitments of $1,756,560.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (SUCCESSOR BASIS)

(Stated in U.S. Dollars)

31. SEGMENT REPORTING

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in Hong Kong and substantially all of the Group’s expense is derived from within Hong Kong. Therefore, no geographical segments are presented.

32. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through July 13, 2018, the date of issuance of the consolidated financial statements, and except for the following events with material financial impact on the Group’s consolidated financial statements, no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

On March 6, 2018, the Group established a subsidiary named Forum Property Holding Limited with a consideration of $0.01. On March 26, 2018, the Group established a subsidiary named APTORUM INTERNATIONAL LIMITED with a consideration of one British Pound. On April 3, 2018, Aptorum Medical Limited issued 9,999 shares to the Company and 526 shares to a director of the Company, decreasing the equity interest of the Company from 100% to 95%. On April 4, 2018, the Group established a subsidiary named Lanither Life Sciences Limited with a consideration of $1. On May 18, 2018, Acticule issued 249,999 shares to a director of Acticule, decreasing the equity interest of the Company from 100% to 80%. On May 25, 2018, the Group established a subsidiary named Lanither Life Sciences (Hong Kong) Limited with a consideration of HKD1.

From January 2018 to the date of issuance of the consolidated financial statements, the Group has additionally issued $1,120,400 of convertible promissory notes under the same terms as disclosed in Note 25, and as of the date of issuance of the consolidated financial statements, $1,600,400 of convertible promissory notes were issued accumulatively.

On April 6, 2018, the Group has entered into a subscription agreement (the “Bond Subscription Agreement”) with Peace Range Limited (“Peace Range”). Pursuant to the Bond Subscription Agreement, the Group issued Peace Range a $15,000,000 convertible bond (the “Bond” and the “Bond Offering”), minus a structuring fee equal to 2% of the principal amount of the Bond, on April 25, 2018. The Group also agreed to pay certain expenses, up to an aggregate limit of $250,000, incurred by Peace Range in connection with the Bond Offering. The closing of the transaction contemplated by the Bond Subscription Agreement and the issuance of the Bond are subject to standard closing conditions, which may be satisfied or waived by the impacted party. The Bond earns interest at the rate of 8% per annum, payable semi-annually. The payment of the Bond is guaranteed by the holding company, Jurchen Investment Corporation. In addition, the repayment of the principal of the Bond and interest payables is secured by a fund the Group set aside in a debt service reserve account, with the funds in the debt service reserve account to be released in an amount pro rata to the principal amount of the Bond being converted. The Bond shall mature on the twelfth calendar month following the issuance date, or with prior written consent of the holders of the Bond, the business day falling six calendar months thereafter. 10% of the principal amount of the Bond shall be automatically converted into our Class A Ordinary Shares upon the closing of this Offering and the rest of the Bond is convertible at the option of the holder commencing on the closing of this Offering until the earlier of the date falling 12 calendar months after the maturity of the Bond and the date falling 12 calendar months after the closing of this Offering. The Group closed the Bond Offering on April 25, 2018 and issued a Bond to Peace Range pursuant to the Bond Subscription Agreement. The contingent beneficial conversion is contained in convertible bonds, which shall not be recognized in earnings until the contingency event, initial closing of the IPO, is resolved.

One of the underwriters in this Offering, Boustead, also served as a placement agent for the Bond Offering and received (i) a cash success fee of $600,000 and (ii) warrants to purchase a number of Class A Ordinary Shares equal to 5.5% of the number of Class A Ordinary Shares issuable upon conversion of the Bond, at an exercise price equal to a 23% discount to this Offering price, subject to adjustment (the “Bond PA Warrants”). The Bond PA Warrants are exercisable on a cashless basis. China Renaissance also served as a placement agent for the Bond Offering; for such services, China Renaissance received a cash success fee of $150,000. Boustead also participated in the Series A Note Offering as an investor with a purchase of Series A Notes in the amount of $150,000.

[      ] Class A Ordinary Shares

Aptorum Group Limited

PRELIMINARY PROSPECTUS

Through and including [       ], 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Regulation S promulgated thereunder regarding offshore offers and sales.

On May 15, 2018, we closed a private financing pursuant to a note purchase agreement with the Series A Note Investors who purchased an aggregate of approximately $1.6 million of convertible notes, at a purchase price of $10,000 per note convertible into our Class A Ordinary Shares at a conversion price of $[       ] per share, which represents a 56% discount to this offering price the Series A Notes. Boustead, who is an underwriter of this Offering, together with other affiliates of the Company, purchased Series A Notes in the aggregate amount of $[       ]. We refer to the private placement transaction as the “Series A Note Offering”. The Series A Note Investors entered into a lock-up agreement, pursuant to which they agreed not to sell or otherwise transfer or dispose of the Series A Note or the Class A Ordinary Shares underlying the Series A Notes during the six-month period commencing on the date of our Class A Ordinary Shares commence trading on a national securities exchange. The Series A Notes will automatically convert into [       ] Class A Ordinary Shares at the closing of the Offering and at the commencement of trading on NASDAQ Global Market of our Class A Ordinary Shares. As a result, the investors in this Offering will experience immediate dilution when the Series A Notes are automatically converted. (See Risk Factor – You will experience immediate and substantial dilution as a result of this Offering and may experience additional dilution in the future”) The issuance and sale of Series A Notes, PA Warrants and the underlying Class A Ordinary Shares to the investors and the placement agent in the Series A Note Offering was made in reliance on an exemption from registration contained in either Regulation D or Regulation S of the Securities. The securities sold in the Series A Note Offering may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Securities Act.

On April 6, 2018, we entered into subscription agreement with one investor pursuant to which we issued a $15,000,000 8% convertible bond that matures in April 2019 (the “Bond”). The Bond is guaranteed by our parent company, Jurchen Investment Corporation.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on             , 2018.

Aptorum Group Limited

By:
Name: Ian Huen
Title: Chief Executive Officer and Executive Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby appoints Ian Huen and Sabrina Khan, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462 of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities set forth below on             , 2018.

*	Chief Executive Officer (principal executive officer) and Executive Director
Name: Ian Huen

*	Chief Financial Officer (principal financial officer and principal accounting officer)
Name: Sabrina Khan

*	President, Chief Business Officer and Executive Director
Name: Darren Lui

*	Chief Medical Officer and Executive Director
Name: Clark Cheng

*	Director
Name: Douglas Arner

*	Director
Name: Charles Bathurst

*	Director
Name: Mirko Scherer

*	Director
Name: Justin Wu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the City of New York, State of New York, on [         ], 2018.

By:	/s/
Name: [ ]
Title: Authorized Representative in the United States

EXHIBIT INDEX

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement **

3.1	Second Amended and Restated Memorandum and Articles of Association of Aptorum Group Limited *

4.1	Specimen Ordinary Share Certificate *

4.2	Form of Series A Convertible Promissory Note *

4.3	Form of Underwriter Warrant **

4.4	Form of Series A Convertible Promissory Note Placement Agent Warrant, dated [ ], 2018 **

4.5	Form of Bond Placement Agent Warrant, dated [ ], 2018 **

5.1	Opinion of Cayman Islands counsel of Aptorum Group Limited, as to the validity of the Ordinary Shares **

5.2	Opinion of US Counsel of Aptorum Group Limited, as to the validity of the Ordinary Shares **

8.1	Opinion of [ ], counsel of Aptorum Group Limited, as to U.S. federal tax matters **

10.1	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017 *

10.2	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017 *

10.3	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018 *

10.4	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017 *

10.5	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017 *

10.6	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017 *

10.7	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017 *

10.8	Appointment Letter between the Company and Keith Chan (Chief Scientific Officer), dated August 18, 2017 *

10.9	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017 *

10.10	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017 *

10.11	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017 *

10.12	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018 *

10.13	Management Agreement between the Company and Guardian Capital Management Limited, dated March 1, 2017 *

10.14	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as Chief Scientific Officer) dated August 18, 2017 *

10.15	Management Agreement between the Company and APTUS CAPITAL LIMITED, dated October 26, 2010 *

10.16	First Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, dated February 10, 2012 *

10.17	Second Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, December 9, 2016 *

10.18	Subscription Agreement between the Company and Peace Range Limited, dated April 6, 2018 *

10.19	Share Charge Agreement between the Company, Jurchen Investment Corporation and Peace Range Limited, dated April 25, 2018 *

10.20	Deed of Guarantee of Jurchen Investment Corporation, acknowledged by Peace Range Limited, dated April 25, 2018 *

10.21	Charge Account Agreement between the Company and Peace Range Limited, dated April 25, 2018 *

10.22	Bond Certificate between the Company and Peace Range Limited, dated April 25, 2018 *

10.23	Escrow Agreement between the Company and Peace Range Limited, dated April 25, 2018 *

10.24	2017 Share Option Plan *

10.25	Form of Securities Purchase Agreement for the Series A Convertible Promissory Notes, dated May 15, 2018 *

10.26	Lock-up Agreement for Series A Convertible Promissory Notes, dated May 15, 2018 *

10.27	Exclusive License agreement for NLS-1 dated July 3, 2017 **

10.28	Addendum to License Agreement for NLS-1 dated February 9, 2018 **

10.29	Exclusive Patent License agreement for ALS-1 **

10.30	First Amendment to the Exclusive Patent License Agreement for ALS-1 dated June 7, 2018**

10.31	Exclusive Patent License agreement for ALS-4 **

10.32	First Amendment to the Exclusive Patent License Agreement dated June 7, 2018**

10.33	Sub-Tenancy Agreement for Guangdong Investment Tower *

14.1	Code of Business Conduct and Ethics of the Company *

21.1	List of Subsidiaries *

23.1	Consent of Marcum Bernstein & Pinchuk LLP **

23.2	Consent of Cayman Islands counsel of Aptorum Group Limited (included in Exhibit 5.1) **

23.3	Consent of US counsel of Aptorum Group Limited (included in Exhibit 5.2) **

24.1	Power of Attorney (included on signature page) *

99.1	Charter of the Audit Committee *

99.2	Charter of the Compensation Committee *

99.3	Charter of the Nominating and Corporate Governance Committee *

*	Filed herewith.
**	To be filed by Amendment.